                                            REGISTRATION STATEMENT NO. 333-95283

________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                  FORM S-4 /A1
                               AMENDMENT NO. 1 TO
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------
                          DYNAMICWEB ENTERPRISES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          NEW JERSEY                          7372                          22-2267658
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
        INCORPORATION)             CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)

                          DYNAMICWEB ENTERPRISES, INC.
                               271 ROUTE 46 WEST
                             BUILDING F, SUITE 209
                          FAIRFIELD, NEW JERSEY 07004
                                 (973) 276-3100
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           STEVEN L. VANECHANOS, JR.
                            CHIEF EXECUTIVE OFFICER
                          DYNAMICWEB ENTERPRISES, INC.
                               271 ROUTE 46 WEST
                             BUILDING F, SUITE 209
                          FAIRFIELD, NEW JERSEY 07004
                                 (973) 276-3100
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

             SARAH HEWITT, ESQUIRE                        JOHN J. HUGHES, JR., ESQUIRE
 BROWN RAYSMAN MILLSTEIN FELDER & STEINER LLP             MOSKOWITZ ALTMAN & HUGHES LLP
             120 WEST 45TH STREET                              11 EAST 44TH STREET
           NEW YORK, NEW YORK 10036                         NEW YORK, NEW YORK 10017
                (212) 944-1515                                   (212) 953-1121


                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is effective and all other conditions under the agreement and plan of merger (described in the proxy statement/prospectus herein) are satisfied or waived.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                                                  (Cover continued on next page)
                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
________________________________________________________________________________

(Cover continued from previous page)


                        CALCULATION OF REGISTRATION FEE

===========================================================================================================
                                                       PROPOSED
                                                       MAXIMUM         PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF SECURITIES    AMOUNT TO BE    OFFERING PRICE     AGGREGATE           AMOUNT OF
          TO BE REGISTERED             REGISTERED      PER UNIT        OFFERING PRICE(2)   REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Common Stock, par value $0.0001 per
  share.............................  38,604,647(1)      N/A              $75,665,107         $19,976(3)
===========================================================================================================



(1) Based upon the product of (i) 14,513,025, the sum of (a) 2,915,089, the outstanding number of shares of common stock of eB2B Commerce, Inc. ('eB2B'), (b) 150,000, the number of shares of common stock of eB2B issuable upon conversion of all the outstanding shares of eB2B Series A Preferred Stock, (c) 5,999,999, the number of shares of common stock of eB2B issuable upon conversion of all of the outstanding shares of eB2B Series B Preferred Stock, (d) 4,297,937, the number of shares of common stock of eB2B issuable upon exercise of all of the outstanding warrants of eB2B, and
    (e) 1,150,000, the number of shares of common stock of eB2B issuable upon conversion of all of the outstanding options of eB2B; and (ii) 2.66, the Exchange Ratio.



(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) of the Securities Act of 1933, as amended, and $1.96 represents the book value per share of the equity interests in eB2B, as of December 31, 1999, for which there is no active trading market.



(3) A fee in the amount of $22,323 was previously paid.

                                     [LOGO]

                          DYNAMICWEB ENTERPRISES, INC.
                     MERGER -- YOUR VOTE IS VERY IMPORTANT


    The Boards of Directors of DynamicWeb Enterprises, Inc. (the 'Company') and eB2B Commerce, Inc. ('eB2B') have approved a merger agreement that will result in the merger of eB2B into the Company.


    If the merger is completed:

     Company stockholders will continue to own their existing shares.


     Each share of eB2B common stock will be exchanged for 2.66 shares of Company common stock (the 'Exchange Ratio'), subject to adjustment as set forth in the merger agreement.



     Each share of eB2B preferred stock, warrant, option or other security convertible into eB2B common stock will be exchanged for shares of Company preferred stock, warrants, options or other securities convertible into Company common stock, as the case may be, having the same terms as the eB2B convertible securities being exchanged. The number of shares of Company common stock issuable upon exercise or conversion of such Company preferred stock, warrants, options or other convertible securities being delivered will be determined by multiplying (i) the number of shares of eB2B common stock issuable upon exercise or conversion of such eB2B preferred stock, warrants, options or other convertible securities being exchanged by (ii) the Exchange Ratio. The exercise or conversion price of the Company preferred stock, warrants, options or other convertible securities being delivered will be determined by dividing (i) the exercise or conversion price of the eB2B preferred stock, warrant, option or other convertible security being exchanged by (ii) the Exchange Ratio.


    eB2B's board of directors and stockholders have already approved the adoption of the merger agreement. However, the merger cannot be completed unless the stockholders of the Company approve it. After careful consideration, the board of directors of the Company has determined that the merger with eB2B is advisable and in the best interests of its stockholders, and unanimously recommends voting FOR adoption of the merger agreement.


    The Company has scheduled a special meeting of its stockholders to vote on the merger agreement. At the special meeting, the Company's stockholders will also be asked to consider approval of certain amendments to the Company's certificate of incorporation to change the Company's name, to increase the authorized number of shares, to authorize the creation of new series of preferred stock and eliminate certain anti-takeover provisions and to consider approval of the 2000 Stock Option Plan.



    Your vote at the Company's upcoming special meeting is very important. Whether or not you plan to attend the Company's special meeting, please take the time to vote. You may vote your shares by completing and returning the enclosed proxy card or you may vote via the Internet or by telephone. Instructions for voting via the Internet or by telephone are in the enclosed proxy statement/prospectus.


    If your shares are held in 'street name,' you must instruct your broker in order to vote. If you fail to vote or return your proxy card or to instruct your broker to vote your shares, the effect will be the same as a vote against the merger agreement and the other proposals. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR adoption of the merger agreement and the other proposals.


    The Company's special meeting will be held at the Ramada Inn, 38 Two Bridges Road, Fairfield, New Jersey 07004, on Tuesday, April 18, 2000, at 10:00 a.m., local time. This proxy statement/prospectus provides you with detailed information about the proposed merger. The Company encourages you to read this document carefully.


                                          Steven L. Vanechanos, Jr.
                                          Chief Executive Officer
                                          DynamicWeb Enterprises, Inc.

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved of the Company securities to be issued in the merger, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


                PROXY STATEMENT/PROSPECTUS, DATED MARCH 21, 2000
           AND FIRST MAILED TO COMPANY STOCKHOLDERS ON MARCH 22, 2000


    This proxy statement/prospectus incorporates important business and financial information about the Company that is not included in or delivered with this document. This information is available without charge to stockholders upon written or oral request to DynamicWeb Enterprises, Inc., 271 Route 46 West, Building F, Suite 209, Fairfield, New Jersey 07001, Attention: Steven L. Vanechanos, Jr. The telephone number is (973) 276-3100. Stockholders must request the information no later than five (5) business days before the date that they must make their investment decision.

    The Company has not authorized anyone to give any information or make any representation about the merger, eB2B or the Company that differs from, or adds to, the information in this proxy statement/prospectus or in the Company's documents that are publicly filed with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

    If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this proxy statement/prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this proxy statement/prospectus does not extend to you.

    The information contained in this proxy statement/prospectus is accurate only as of its date unless the information specifically indicates that another date applies. Certain information in this proxy statement/prospectus about eB2B has been supplied by eB2B.

    eB2B is a privately held company and its securities are not registered under the Securities Act of 1933 or the Securities Exchange Act of 1934. Accordingly, this proxy statement/prospectus is a proxy statement only with respect to the Company and does not contain information addressed to eB2B's stockholders in connection with any eB2B stockholder vote on the merger, except insofar as it is a prospectus with respect to the issuance of the Company common stock in connection with the merger.

                          DYNAMICWEB ENTERPRISES, INC.
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                     TO BE HELD ON TUESDAY, APRIL 18, 2000


To the Stockholders of
DYNAMICWEB ENTERPRISES, INC.:


    DynamicWeb Enterprises, Inc., a New Jersey corporation (the 'Company'), will hold its special meeting of stockholders at the Ramada Inn, 38 Two Bridges Road, Fairfield, New Jersey 07004, on Tuesday, April 18, 2000, at 10:00 a.m., local time, to vote on:


        1. Approval of the Agreement and Plan of Merger, dated December 1, 1999, as amended by Amendment No. 1, dated as of February 29, 2000, by and between the Company and eB2B Commerce, Inc. ('eB2B').


        2. Approval of the proposal to amend and restate the Company's certificate of incorporation to change the name of the Company, to increase the number of authorized shares of capital stock, to authorize the creation of new series of preferred stock, and to eliminate certain anti-takeover provisions.


        3. Adoption of the 2000 Stock Option Plan.


        4. Any other matters that properly come before the special meeting, or any adjournments or postponements of the special meeting.


    Record owners of the Company's common stock at the close of business on Tuesday, March 21, 2000 will receive notice of and may vote at the meeting, including any adjournments or postponements. A list of these stockholders will be available for inspection for ten (10) days before the meeting at the Company's offices during usual business hours. A stockholders' list will also be present at and available for inspection during the special meeting.


    The approval and adoption of the merger agreement, as amended, certain amendments to the Company's certificate of incorporation and the 2000 Stock Option Plan will require the affirmative vote of the stockholders of a majority of the shares of Company common stock outstanding on the record date.

                                          Steven L. Vanechanos, Jr.
                                          Chief Executive Officer




March 21, 2000



    Your vote is important. Whether or not you plan to attend the Company's special meeting, please submit your proxy promptly either via the Internet, by telephone or by mail. The Company's board of directors unanimously recommends that you vote FOR approval of the matters that you will vote on at the Company's special meeting.

                               TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THE COMPANY/eB2B MERGER........     4
SUMMARY.....................................................    6
    The Companies...........................................    6
    The Merger..............................................    6
    What eB2B Stockholders Will Receive in the Merger.......    6
    Reasons for the Merger..................................    6
    Recommendations to Company Stockholders.................    7
    Share Ownership by Directors and Officers and Votes
     Required for Approval of the Merger....................    7
    Opinion of Financial Advisor............................    7
    Interests of Certain Persons Involved in the Merger.....    7
    Board of Directors and Management of the Company
     Following the Merger...................................    8
    Dissenters' Rights of Appraisal.........................    8
    Regulatory Approval.....................................    8
    Federal Income Tax Consequences.........................    8
    Exchange of Stock Certificates..........................    8
SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION......    9
RISK FACTORS................................................   13
    Risks Relating to the Merger............................   13
    Risks Relating to the Business of the Combined
     Companies..............................................   16
    Risks Relating to an Investment in the Company's Common
     Stock..................................................   23
THE COMPANY'S SPECIAL MEETING...............................   26
    Purpose, Time and Place.................................   26
    Record Date; Voting Power...............................   26
    Votes Required..........................................   26
    Voting of Proxies.......................................   27
    Revocability of Proxies.................................   27
    Solicitation of Proxies and Consents....................   27
    Share Ownership of Management and Certain
     Stockholders...........................................   28
PROPOSAL NUMBER ONE: THE MERGER.............................   31
    General.................................................   31
    Background of the Merger................................   31
    Recommendation of the Company's Board of Directors and
     the Company's Reasons for the Merger...................   32
    eB2B's Reasons for the Merger...........................   33
    Opinion of Financial Advisor............................   34
    Terms of the Merger Agreement, as Amended...............   38
    Other Agreements........................................   45
    Material Federal Income Tax Consequences................   46
    Directors and Principal Officers of the Company after
     the Merger.............................................   47
    Interests of Certain Persons in the Merger..............   49
    Insurance and Indemnification...........................   49
    Accounting Treatment....................................   50
    Dissenters' Rights of Appraisal.........................   50
DESCRIPTION OF COMPANY SECURITIES...........................   51
COMPARATIVE RIGHTS OF STOCKHOLDERS OF THE COMPANY AND
  eB2B......................................................   52
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
  STATEMENTS................................................   56
INFORMATION ABOUT THE COMPANY...............................   60
    Business of the Company.................................   60
    Financial Statements....................................   65
    Management's Discussion and Analysis of Financial
     Condition and Results of Operations of the Company.....   65

                                                              PAGE
                                                              ----
INFORMATION ABOUT eB2B......................................   69
    Business of eB2B........................................   69
    Financial Statements of eB2B............................   77
    Management's Discussion and Analysis of Financial
     Condition and Results of Operations of eB2B............   77
    Financial Statements of Netlan..........................
    Management's Discussion and Analysis of Financial
     Condition and Results of Operations of Netlan..........   79
PROPOSAL NUMBER TWO: AMENDMENTS TO THE COMPANY'S CERTIFICATE
  OF INCORPORATION..........................................   81
    Change of Company's Name to eB2B Commerce, Inc..........   81
    Increase in Number of Authorized Shares of Capital
     Stock..................................................   81
    Authorization of Series A Preferred Stock and Series B
     Preferred Stock........................................   82
    Elimination of Classes and Certain Qualifications for
     Directors..............................................   84
    Elimination of Certain Anti-Takeover Provisions.........   84
PROPOSAL NUMBER THREE: ADOPTION AND APPROVAL OF THE 2000
  STOCK OPTION PLAN.........................................   85
TRADEMARK MATTERS...........................................   89
LEGAL MATTERS...............................................   89
EXPERTS.....................................................   89
WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY.......   90
PREDICTIONS AND FORWARD-LOOKING INFORMATION.................   90
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
  SECURITIES ACT LIABILITIES................................   91

APPENDICES
APPENDIX A -- Agreement and Plan of Merger..................  A-1
APPENDIX B -- Amendment No. 1 to Agreement and Plan of
  Merger....................................................  B-1
APPENDIX C -- Fairness Opinion of Auerbach, Pollak &
  Richardson, Inc. dated March 16, 2000.....................  C-1
APPENDIX D -- Amended and Restated Certificate of
  Incorporation (proposed)..................................  D-1
APPENDIX E -- Company Financial Statements for the year
  ended September 30, 1999 and quarter ended December 31,
  1999 (unaudited)..........................................  E-1
APPENDIX F -- eB2B Financial Statements from November 6,
  1998 (inception) to December 31, 1998 and for the year
  ended December 31, 1999 and Netlan Financial Statements
  for the years ended December 31, 1998 and 1999............  F-1
APPENDIX G -- Form of Proxy.................................  G-1
APPENDIX H -- 2000 Stock Option Plan........................  H-1

                          QUESTIONS AND ANSWERS ABOUT
                            THE COMPANY/eB2B MERGER

Q: WHY ARE THE COMPANY AND eB2B PROPOSING TO MERGE?

A: The Company believes that the consummation of the merger will create a stronger, more competitive company capable of greater growth potential than either company would have on its own. The merger will afford eB2B access to the public market without some of the costs and uncertainties attendant in eB2B's making its own public offering of securities. To review the Company's and eB2B's reasons for the merger in greater detail, see pages 32 to 34.

Q: WILL THE MERGER HAVE ANY EFFECT ON THE CURRENTLY OUTSTANDING SHARES OF THE COMPANY'S COMMON STOCK?


A: The merger with eB2B will not have any effect on the currently outstanding shares of Company common stock. However, the number of outstanding shares of the Company's common stock will increase from approximately 5.1 million shares to approximately 46 million shares (on a fully-diluted basis) as a result of the issuance of Company common stock to eB2B's stockholders in connection with the merger. Of the fully-diluted shares to be outstanding after the merger, approximately 38.6 million shares are subject to lock-up agreements. See Risk Factor 'The Expiration of Restrictions on the Resale of Certain Securities May Negatively Affect the Price of The Company Common Stock,' for greater detail.


Q: WHO NEEDS TO APPROVE THE MERGER?

A: In addition to the approvals by the boards of directors of the Company and eB2B and the approval by eB2B's stockholders, all of which have already been obtained, the merger must be approved by the Company's stockholders to become effective. Approval by stockholders of fifty percent (50%) or more of the Company's outstanding common stock is required to approve the proposed merger.

Q: WHAT DOES A STOCKHOLDER OF THE COMPANY NEED TO DO NOW?


A: The stockholders of the Company are urged to read this proxy statement/ prospectus, including its appendixes, carefully. Stockholders may also want to review the documents referenced on page 90 under 'Where You Can Find More Information on the Company.' After considering this information, a stockholder should vote his, her or its shares.


Q: HOW DOES A STOCKHOLDER OF THE COMPANY VOTE?


A: Stockholders may indicate how they want to vote their shares on their proxy card and then sign and mail the completed proxy card in the enclosed return envelope as soon as possible so that their shares will be represented and voted at the Company's special meeting. Stockholders may also vote via the Internet or by telephone by following the instructions printed on the proxy card. Furthermore, a stockholder may also attend the special meeting in person instead of submitting a proxy or a vote by the Internet or telephone. A stockholder should be aware that if the stockholder fails to either return the proxy card, to vote by the Internet or telephone or to vote in person at the special meeting, or if the stockholder marks the proxy card 'abstain,' the effect will be equivalent to a vote against the merger.


Q: IF YOU OWN SHARES OF COMPANY COMMON STOCK HELD IN 'STREET NAME' BY A BROKER, CAN THAT BROKER VOTE THOSE SHARES FOR YOU?

A: A broker that holds shares of the Company's common stock in 'street name' will not be able to vote those shares without instructions from the beneficial owner of those shares. Therefore, stockholders of the Company should instruct their brokers to vote their shares, following the procedure provided by their brokers.

Q: CAN STOCKHOLDERS OF THE COMPANY CHANGE THEIR VOTES AT ANY TIME AFTER CASTING THEIR PROXY BALLOTS?


A: Yes. Owners of the Company's common stock can change their votes at any time before their proxy cards are voted at the Company's special meeting. This can be done in one of four ways. First, a stockholder may send a written notice to Steve Vanechanos, Sr., Secretary of the Company (at the address set forth below), stating that the proxy should be revoked. Second, a new proxy card may be completed and submitted to Mr. Vanechanos, Sr. in the same manner. Third, a stockholder may vote by telephone or the Internet at a later date. Fourth, the Company's stockholders may attend the

Company's special meeting and vote in person. Attendance alone will not, however, revoke a proxy. If a broker has been instructed to vote Company shares, the broker's procedures must be followed to change those instructions.


Q: WHEN DOES THE COMPANY EXPECT THE MERGER TO BE COMPLETED?


A: The Company is working toward completing the merger as quickly as possible. The Company expects to complete the merger in the second quarter of 2000 shortly after the special meeting.


Q: AFTER THE MERGER, IS THE COMPANY ASSURED OF A LISTING ON THE NASDAQ STOCK MARKET?


A: In conjunction with the merger, the Company has submitted an application pending completion of the merger for a listing of the combined company after the merger on The Nasdaq Stock Market. The Company believes that the combined company will meet many of the objective initial listing requirements of The Nasdaq Stock Market. However, The Nasdaq Stock Market has broad discretionary authority and may decide not to approve the Company's application.


Q: WILL THE COMPOSITION OF THE COMPANY'S BOARD OF DIRECTORS CHANGE AFTER THE MERGER?


A: Yes. Upon the consummation of the merger, the Company's board of directors will consist of the six existing directors of eB2B. For information regarding the board of directors of the Company, see 'THE MERGER -- Directors and Principal Officers of the Company After the Merger' at pages 47 through 49.


Q: WHAT OTHER MATTERS WILL BE VOTED ON AT THE MEETING?


A: In addition to approving the merger agreement, Company stockholders will also be asked to vote to approve certain amendments to the Company's certificate of incorporation. The Company's stockholders will also be asked to vote to approve the 2000 Stock Option Plan.


Q: WHERE CAN MORE INFORMATION ABOUT THE COMPANY BE FOUND?

A: The Company files periodic reports and other information with the Securities and Exchange Commission. This information may be read or copied at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the SEC's Internet site (http:\\www.sec.gov). For a more detailed description of information available, see 'Where You Can Find More Information About the Company' at page 90.

Q: WHO CAN HELP ANSWER ANY ADDITIONAL QUESTIONS?

A: If you are a Company stockholder and have more questions about the merger, you can contact:

   Steven L. Vanechanos Jr.
    Chief Executive Officer
    DynamicWeb Enterprises, Inc.
    271 Route 46 West
    Building F, Suite 209
    Fairfield, New Jersey 07004
    Telephone: (973) 276-3100

    If you are an eB2B stockholder and have more questions about the merger, you can contact:

   Victor L. Cisario
    Chief Financial Officer
    eB2B Commerce, Inc.
    29 West 38th Street
    New York, New York 10018
    Telephone: (212) 868-0920

                                    SUMMARY

    This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents referred to in this proxy statement/prospectus. Together, these documents will give you a more complete description of the transactions the Company is proposing.

                                 THE COMPANIES

DynamicWeb Enterprises, Inc.
271 Route 46 West
Building F, Suite 209
Fairfield, New Jersey 07004
(973) 276-3100

    The Company provides services and software that facilitate business-to-business e-commerce between buyers and sellers of direct goods. The Company's services include the provision of the necessary infrastructure and operational services to facilitate electronic transactions between buyers and sellers and consulting services to businesses that wish to build and/or operate their own e-commerce infrastructure.

eB2B Commerce, Inc.
29 West 38th Street
New York, New York 10018
(212) 868-0920

    eB2B is an Internet-based business-to-business e-commerce service provider offering manufacturers and retailers the capability to conduct cost-effective electronic commerce transactions utilizing the Internet. Through its eB2B.com portal, retailers and manufacturers can conduct real-time interactive business transactions such as product ordering, merchandising, inventory management, shipping, billing and customer service.

                                   THE MERGER

    The merger agreement, as amended, is the document that governs the merger of eB2B with the Company. The merger agreement is attached to this proxy statement/prospectus as Appendix A and the amendment to the merger agreement is attached to this proxy statement/prospectus as Appendix B. The Company encourages you to read these documents as they are the legal documents that govern the merger.


               WHAT eB2B STOCKHOLDERS WILL RECEIVE IN THE MERGER

    Each share of eB2B common stock will be exchanged for 2.66 shares of Company common stock, subject to adjustment as set forth in the merger agreement.


    Each share of eB2B preferred stock, warrant, option or other securities which is convertible into eB2B common stock will be exchanged for securities which are convertible into Company common stock, having the same terms as the eB2B convertible securities being exchanged. The number of shares of Company common stock issuable upon conversion of the Company securities being delivered will be determined by multiplying (i) the number of shares of eB2B common stock issuable upon conversion of such eB2B securities by (ii) 2.66, subject to adjustment as set forth in the merger agreement. The exercise or conversion price of the Company securities being delivered will be determined by dividing
(i) the exercise or conversion price of such eB2B securities by (ii) 2.66, subject to adjustment as set forth in the merger agreement.


                             REASONS FOR THE MERGER

    The Company's board of directors believes that the merger is in the best interests of the Company's stockholders because it enables the Company to expand the scope of its mission and its organization, to gain effective financial sponsorship, to gain access to substantial capital and potentially to attain a listing on The Nasdaq Stock Market. Furthermore, the Company's board of directors believes that the terms of the merger are fair to the Company's stockholders.

                    RECOMMENDATIONS TO COMPANY STOCKHOLDERS

    The Company's board of directors believes that the merger is fair to the Company's stockholders and in their best interests, and unanimously recommends that the Company stockholders vote 'FOR' the proposal to adopt and approve the merger agreement, as amended. The Company's board of directors also unanimously recommends that the Company stockholders vote 'FOR' those amendments to and the restatement of the Company's certificate of incorporation described herein and 'FOR' approval of the 2000 Stock Option Plan.


                 SHARE OWNERSHIP BY DIRECTORS AND OFFICERS AND
                   VOTES REQUIRED FOR APPROVAL OF THE MERGER


THE COMPANY


    As of March 13, 2000, the Company's directors and officers, and their affiliates, own approximately 18.1% of the Company's outstanding common stock. To become effective, the merger must be approved by stockholders of more than 50% of the Company's outstanding common stock. Steven L. Vanechanos, Jr. and Steve Vanechanos, Sr. have agreed to vote their shares constituting, as of March 13, 2000, approximately 14.4% of the Company's common stock in favor of the proposed merger.


eB2B


    To become effective, the merger must be approved by stockholders of 50% or more of eB2B's outstanding shares entitled to vote. On December 1, 1999, the merger was approved by stockholders of more than 50% of eB2B outstanding shares entitled to vote. At the time of such approval, eB2B's directors and officers, and their affiliates, owned approximately 77% of eB2B's outstanding common stock.


                          OPINION OF FINANCIAL ADVISOR


    Auerbach, Pollak & Richardson, Inc. provided a written opinion to the Company's board of directors as to the fairness of the merger to the Company's stockholders from a financial point of view. The Company has attached this written opinion as Appendix C to this document. You should read this entire opinion carefully, as well as the additional information set forth under the heading 'THE MERGER -- Opinion of Financial Advisor' at pages 34 to 38, to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Auerbach, Pollak & Richardson, Inc. in providing its opinion. This opinion is directed to the Company's board of directors and does not constitute a recommendation to any of the Company's stockholders as to how such stockholders should vote at the Company's special meeting.


              INTERESTS OF CERTAIN PERSONS INVOLVED IN THE MERGER


    In considering the recommendation of the Company's board of directors to approve the merger, Company stockholders should be aware that certain of the Company's executive officers and directors and current officers and directors of eB2B who will become officers and directors of the Company after the merger have interests in the merger that may be considered to be different from the Company stockholders' interests. For example, certain of the Company's directors and officers will continue to be employed by the Company after the merger. Also, present and former officers and directors of eB2B and the Company will be entitled to certain indemnification and insurance rights. See 'THE
MERGER -- Interests of Certain Persons in the Merger' at page 49 for more information concerning these arrangements benefiting the Company's officers and directors and those of eB2B.

                    BOARD OF DIRECTORS AND MANAGEMENT OF THE
                          COMPANY FOLLOWING THE MERGER

THE BOARD OF DIRECTORS


    Upon consummation of the merger, the Company's board of directors will initially consist of six directors, all of whom are currently directors of eB2B.


MANAGEMENT


    The present management team of eB2B will serve as the Company's management team after the merger.


                        DISSENTERS' RIGHTS OF APPRAISAL

COMPANY STOCKHOLDERS


    Owners of the Company's common stock do not have dissenters' rights of appraisal in connection with the merger under New Jersey law.


eB2B STOCKHOLDERS

    The merger has been approved by written consent of the owners of a majority of the shares of voting stock of eB2B. eB2B delivered a notice to each of its stockholders who did not execute the written consent approving the merger, setting forth a description of their rights to seek an appraisal of and to be paid the fair value of their shares in accordance with Section 262 of the Delaware General Corporation Law. However, none of eB2B's stockholders elected to exercise their rights of appraisal within the applicable time period allowed under Section 262.

                              REGULATORY APPROVAL

    No submissions to the Antitrust Division of the Department of Justice and the Federal Trade Commission are required of either the Company or eB2B pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                        FEDERAL INCOME TAX CONSEQUENCES

    The merger has been structured so that none of the Company, eB2B or either company's stockholders will recognize any gain or loss as a result of the merger for United States federal income tax purposes.


    For a description of certain federal income tax consequences of the transaction to stockholders of the Company and eB2B common stock, see page 46, 'THE MERGER -- Material Federal Income Tax Consequences.'


                         EXCHANGE OF STOCK CERTIFICATES

COMPANY STOCKHOLDERS

    Company stockholders should retain their stock certificates.

eB2B STOCKHOLDERS

    After the merger is completed, eB2B stockholders will be sent written instructions for exchanging their eB2B stock certificates for Company stock certificates.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

    The following table shows the financial results actually achieved by each of the Company and eB2B (the 'historical figures') as well as the results as if the companies had been combined for the period shown (the 'pro forma combined' figures) under the following circumstances:

    Selected Historical and Pro Forma Data as of September 30, 1999.

            THE COMPANY SELECTED HISTORICAL CONDENSED FINANCIAL DATA


    The following selected historical condensed financial data should be read in conjunction with the Company's audited financial statements and related notes which are incorporated by reference in this proxy statement/prospectus and with 'Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company' included elsewhere in this proxy statement/ prospectus. The statement of operations information for each of the years in the four year period ended September 30, 1999, and the balance sheet data as of September 30, 1999, 1998, 1997 and 1996 have been derived from the Company's financial statements, which have been audited by Richard A. Eisner & Company, LLP, and are incorporated by reference herein. Historical results are not necessarily indicative of the results to be expected in the future. No cash dividends have been declared or paid on the Company common stock.



                                                                                                  FISCAL QUARTER ENDED
                                                  FISCAL YEAR ENDED SEPTEMBER 30,                     DECEMBER 31,
                                        ----------------------------------------------------   ---------------------------
                                          1996*#        1997*         1998*         1999           1998           1999
                                          ------        -----         -----         ----           ----           ----
STATEMENT OF OPERATIONS DATA:
Net revenues..........................  $  460,067   $   637,000   $ 1,187,000   $ 3,045,000    $  540,000     $1,008,000
Cost of revenue.......................     152,399       253,000       719,000     1,790,000       383,000        496,000
Research and development costs........      28,990       235,000       412,000       534,000        95,000        201,000
Marketing and sales expenses..........      --           486,000       734,000     1,638,000       349,000        440,000
General and administrative expenses...     719,443     1,369,000     1,925,000     1,876,000       387,000        694,000
                                        ----------   -----------   -----------   -----------    ----------     ----------
Operating loss........................    (440,765)   (1,706,000)   (2,603,000)   (2,793,000)     (674,000)      (823,000)
Gain on sale of asset.................      --           --            --             12,000        15,000
Purchased research and development....      --          (714,000)      --            --
Interest income (expense).............     (14,465)     (765,000)     (351,000)       15,000         1,000         (3,000)
                                        ----------   -----------   -----------   -----------    ----------     ----------
Net loss..............................    (455,230)   (3,163,000)   (2,954,000)   (2,766,000)     (658,000)      (826,000)
Cumulative dividends on preferred
 stock................................      --           --            (77,000)   (1,699,000)     (164,000)       (97,000)
                                        ----------   -----------   -----------   -----------    ----------     ----------
Net loss attributed to common
 stockholders.........................  $ (455,230)  $(3,163,000)  $(3,031,000)  $(4,465,000)     (822,000)      (923,000)
                                        ----------   -----------   -----------   -----------    ----------     ----------
                                        ----------   -----------   -----------   -----------    ----------     ----------
Net loss per share (basic and
 diluted).............................       $(.39)       $(2.28)       $(1.56)       $(1.81)       $(0.36)        $(0.30)
Weighted average number of shares
 outstanding (basic and diluted)......   1,158,905     1,386,383     1,944,132     2,460,287     2,286,025      3,122,197
BALANCE SHEET DATA:
Working Capital.......................  $  200,157   $(1,043,923)  $   207,000   $   245,000    $  (35,000)    $  (81,000)
Total Assets..........................     536,177       887,716     1,750,000     2,133,000     1,723,000      3,577,000
Long-Term Obligations.................     197,661       185,811       181,000        24,000             0         22,000
Stockholders' Equity..................     261,684      (651,451)    1,189,000     1,269,000       978,000        894,000


---------

* Reclassified revenue categories to conform to 1999 presentation of financial statements.

# Reflects the consolidated financial statements of the Company and its subsidiaries.

               eB2B SELECTED HISTORICAL CONDENSED FINANCIAL DATA


    You should read the following selected financial data in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations of eB2B' and the financial statements and notes included elsewhere in this proxy statement/prospectus.



    The statement of operations data for period from November 6, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999 have been derived from eB2B's audited financial statements included elsewhere in this proxy statement/prospectus, which have been audited by Ernst & Young, LLP. The balance sheet data as of December 31, 1998 and 1999 has been derived from eB2B's audited financial statements included elsewhere in this proxy statement/ prospectus, which have been audited by Ernst & Young, LLP. No cash dividends have been declared or paid on the eB2B common stock.



                                                             NOVEMBER 6, 1998
                                                              (INCEPTION) TO        YEAR ENDED
                                                             DECEMBER 31, 1998   DECEMBER 31, 1999
                                                             -----------------   -----------------
Statement of Operations Data:
    Net Sales..............................................      $--               $   --
    Cost of Goods Sold.....................................       --                   --
                                                                 ---------         ------------
    Gross Profit...........................................       --                   --
    Selling, general and administrative expenses...........         55,000            3,122,000
    Software Development Expenses..........................         53,000              571,000
                                                                 ---------         ------------
        Total Costs and Expenses...........................        108,000            3,693,000
                                                                 ---------         ------------
Interest expense (including bridge loan financing costs of
  $2,346,000)..............................................       --                  2,360,000
                                                                 ---------         ------------
Net loss...................................................      $(108,000)        $ (6,053,000)
Deemed dividend on preferred stock.........................       --                 29,442,000
                                                                 ---------         ------------
Net loss attributable to common stockholders...............      $(108,000)        $(35,495,000)
Net loss per share (basic and diluted).....................      $   (0.05)        $     (13.95)
                                                                 ---------         ------------
                                                                 ---------         ------------
Number of shares outstanding (basic and diluted)...........      2,307,250            2,543,896



                                                             DECEMBER 31, 1998   DECEMBER 31, 1999
                                                             -----------------   -----------------
Balance Sheet Data:
    Cash and cash equivalents..............................      $ 10,000           $ 9,907,000
    Investments available for sale.........................       --                 15,986,000
    Working Capital (Deficit)..............................       (41,000)           27,098,000
    Total Assets...........................................       384,000            29,064,000
    Long-Term Debt.........................................        86,000              --
    Stockholders' Equity...................................       247,000            28,009,000

         SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA


    The selected unaudited pro forma condensed combined financial data, which has been derived from the selected historical financial statements, appearing elsewhere herein or incorporated herein by reference, gives effect to the merger with eB2B. This pro forma combined financial information should be read in conjunction with the pro forma financial statements and their notes. For the purpose of the unaudited pro forma condensed combined statement of operations data, the Company's results of operations for the twelve (12) months ended December 31, 1999 have been combined with eB2B's results of operations for the year ended December 31, 1999. For the purpose of the unaudited pro forma condensed combined balance sheet data, the Company's balance sheet as of December 31, 1999 has been combined with eB2B's balance sheets. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the future operating results or financial position of the combined enterprise.



                                                                  YEAR ENDED
                                                              DECEMBER 31, 1999
                                                              -----------------
Pro Forma Condensed Combined Statement of Operations Data:
    Net revenue.............................................     $  7,677,000
    Loss before discontinued operations.....................      (22,255,000)

    Net loss attributable to common stockholders............      (51,697,000)
    Net loss per share -- (basic and diluted)...............     $      (5.15)



                                                              DECEMBER 31, 1999
                                                              -----------------
Pro Forma Condensed Combined Balance Sheet Data:
    Cash and cash equivalents...............................     $ 11,811,000
    Investments available for sale..........................       15,986,000
    Total assets............................................       80,043,000
    Long-term obligations...................................           86,000
    Stockholders' equity....................................       73,616,000


                           COMPARATIVE PER SHARE DATA

    The following table summarizes certain per share information for the Company and eB2B on a historical condensed basis. The following information should be read in conjunction with the audited and unaudited financial statements of the Company and eB2B. The historical book value per share is computed by dividing total stockholders' equity by the number of common shares outstanding at the end of the period. The net loss per share from continuing operations is computed by dividing the net loss from continuing operations by the weighted average number of shares outstanding.



                                                                  YEAR ENDED
THE COMPANY                                                   SEPTEMBER 30, 1999
-----------                                                   ------------------
Historical Per Common Share Data:
    Net loss from continuing operations -- (basic and
      diluted)..............................................        $(1.81)
    Book value..............................................         $0.52



                                                                 YEAR ENDED
eB2B                                                          DECEMBER 31, 1999
----                                                          -----------------
Historical Per Common Share Data:
    Net loss from continuing operations -- (basic and
      diluted)..............................................       $(13.95)
    Book value:.............................................        $11.01


eB2B SECURITIES


    There is no established public trading market for any of eB2B's securities. As of March 15, 2000, there were approximately 80 record holders of eB2B common stock and approximately 2,915,089 shares of eB2B common stock outstanding. As of March 15, 2000, there were approximately 13 record holders of 300 shares of Series A Preferred Stock and approximately 522 record holders of approximately
3.3 million shares of Series B Preferred Stock outstanding, and convertible into a total of approximately 6 million shares of eB2B common stock. As of March 15, 2000, there were outstanding options or warrants to purchase approximately 6.3 million shares of eB2B common stock. As of March 15, 2000 there were no shares of eB2B common stock that could be sold pursuant to Rule 144 under the Securities Act of 1933. Since its inception, eB2B has not declared or paid any dividends on its common stock.


HISTORICAL PER SHARE DATA


    The closing sales price per share of the Company's common stock on November 10, 1999, the last trading day preceding public announcement of the merger, was $4.75. The closing sales price per share of the Company's common stock on March 7, 2000, the last trading day preceding public announcement of amendment no. 1 to the merger agreement, was $13.875. There is no public market for eB2B's securities, therefore there is no information available with respect to the market value of shares of eB2B common stock on the last trading day preceding public announcement of the merger.

                                  RISK FACTORS

    You should carefully consider the following risk factors before deciding whether to vote in favor of the merger. You should also consider the other information in this proxy statement/prospectus and the additional information in the Company's other reports on file with the Securities and Exchange Commission and in other documents incorporated by reference in this proxy statement/prospectus. The merger may involve additional risks and uncertainties not described below.

                          RISKS RELATING TO THE MERGER

THE PRICE OF THE COMPANY'S STOCK IS VOLATILE AND THERE WILL BE NO ADJUSTMENTS TO THE NUMBER OF SHARES RECEIVED BY eB2B'S STOCKHOLDERS IF THE STOCK PRICE OF THE COMPANY'S STOCK CHANGES


    The Company's stock price has been and is likely to continue to be volatile. For example, from October 1, 1999 through March 10, 2000, the Company's common stock traded as high as $19.75 per share and as low as $2.9375 per share. At the closing of the merger, each share of eB2B common stock will be exchanged for shares of Company common stock based on a fixed exchange ratio. No adjustment will be made as a result of changes in the market price of the Company's common stock. In addition, neither the Company nor eB2B may terminate or renegotiate the terms of the merger or resolicit the vote of its stockholders solely due to changes in the market price of the Company's common stock. Therefore, if the price of the Company common stock increases, the eB2B holders will receive more value at the completion of the merger, and if the price of the Company common stock declines, the eB2B holders will receive less value at the completion of the merger.


    Prior to and following the merger the Company's stock price is likely to continue to be highly volatile due to a variety of factors, including:

     variations in operating results or growth rates;

     announcements of technological innovations;

     the introduction of new products or services by the Company or its competitors;

     market conditions in the industry generally;

     volatility of stock prices of Internet companies generally;

     announcements of additional business combinations in the industry or by the Company;

     additions or departures of key personnel; and

     general economic conditions.


    In addition, the National Association of Securities Dealers Over-the-Counter Bulletin Board service, where many publicly-held Internet companies' stock is quoted, has recently experienced extreme price and volume fluctuations. These fluctuations are often unrelated or disproportionate to the operating performance of these companies. The trading prices of many Internet companies' stocks were recently at or near historical highs and these trading prices and price-to-earnings multiples are substantially above historical levels. These trading prices and multiples may not be sustainable. These broad market and Internet industry factors may materially adversely affect the market price of the Company's common stock, warrants, options and other securities regardless of the Company's actual operating performance.


THE INTEGRATION OF THE TWO COMPANIES MAY BE DIFFICULT AND DELAYS IN CONSUMMATING THE MERGER AND/OR INTEGRATING THE TWO COMPANIES COULD IMPACT ADVERSELY ON THE COMPANY'S LONG-TERM PROSPECTS

    Integrating the operations and personnel of the two companies will involve complex technological, operational and personnel-related challenges. This process will be time-consuming and expensive, and may disrupt the business of the Company after the merger. There can be no assurance that the integration of the two companies will occur rapidly or that it will result in the benefits expected by the companies. The difficulties, costs and delays that may be encountered by the Company may include the following:

     integrating the information and communications systems, and particularly the web site operations of the two companies, may be more challenging, expensive and time-consuming than anticipated;

     integration may negatively affect employee morale and the Company may lose key employees after the merger;

     the attention of the management of the Company may be diverted from ongoing business concerns; and

     the business cultures of the two companies may be more difficult to integrate than anticipated.

    The long term success of both eB2B and the Company is ultimately tied to a timely and effective completion of an integration effort. Delays in completing the merger will cause delays in the integration process and could adversely impact the companies' prospects for long term success.

THE EXPECTED BENEFITS OF THE MERGER MAY NOT BE REALIZED

    The potential benefits that the companies expect to achieve as a result of the merger may be more difficult to achieve than expected, or may not be accomplished at all. For example, following the merger, the Company may be unsuccessful in its efforts to build a single, widely-recognized Internet brand name or achieve economies of scale or other cost reductions.

THE COMPANY IS SUBJECT TO LITIGATION REGARDING A CLAIM FOR A FINDER'S FEE RELATING TO THE MERGER AND MAY BE SUBJECT TO OTHER LITIGATION


    The Company is subject to litigation that may injure its business reputation and/or result in substantial damages. On December 17, 1999, Sands Brothers & Co., Ltd. served the Company with a summons and complaint in a civil action brought in the United States District Court for the Southern District of New York. The Company had engaged Sands Brothers & Co., Ltd. to provide financial advisory, corporate finance, and merger and acquisition advice. Sands Brothers & Co., Ltd. alleges that it is entitled to compensation for introducing eB2B, the company with which the Company is planning to merge, to the Company. The Company contends that Sands Brothers & Co., Ltd. did not introduce eB2B to the Company and disputes that Sands Brothers & Co., Ltd. is entitled to compensation. Sands Brothers & Co., Ltd. seeks damages for breach of contract in the amount of $3,500,000, plus interest and costs, and other related relief. On January 6, 2000, the Company answered the complaint denying the material allegations contained therein. Discovery is now proceeding.


    More generally, certain of the Company's engagements involve the design and development of customized e-commerce systems that are important to its clients' businesses. Failure or inability to meet a client's expectations in the performance of services could result in a diminished business reputation or a claim for substantial damages regardless of which party is responsible for such failure. In addition, the services provided to clients may include access to confidential or proprietary client information. Although the Company has implemented policies to prevent such client information from being disclosed to unauthorized parties or used inappropriately, any unauthorized disclosure or use could result in a claim against the Company for substantial damages. Contractual provisions attempting to limit such damages may not be enforceable in all instances or may otherwise fail to protect it from liability for damages. Moreover, the Company does not currently have, and does not currently plan to obtain, errors and omissions insurance.


    In addition, there is always the possibility that the Company's stockholders will blame the Company or eB2B for taking some inappropriate action that causes the loss of their investment. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation often has been instituted against a company experiencing stock price declines. Similar litigation, if instituted against the Company, could result in substantial costs and a diversion of the Company's management's attention and resources. As a result, your investment in the Company's stock may become illiquid and you may lose your entire investment.

THE COMPANY WILL LOSE CERTAIN TAX BENEFITS AS A RESULT OF THE MERGER


    After the consummation of the merger, the Company will be limited, in accordance with Section 382 of the Internal Revenue Code, in the use of its federal net operating loss carryforwards. The federal limitations are triggered upon a change of control of a corporation. Under the Internal Revenue Code, after the consummation of the proposed merger with eB2B, the Company will only be able to use approximately $868,000 per year of its potential net operating loss carryforwards.


THE COMPANY HAS NEGATIVE CASH FLOW AND LIMITED CAPITAL RESOURCES; IF THE CASH AVAILABLE TO THE COMPANY PRIOR TO THE CONSUMMATION OF THE MERGER IS NOT SUFFICIENT, THE COMPANY MAY NEED TO CONDUCT ADDITIONAL FINANCING ACTIVITIES


    The Company's negative cash flow of the year ended September 30, 1999 was funded by proceeds from private placements of the Company's securities. On September 30, 1999, the capital resources available to the Company were not adequate to finance the Company's activities for the quarter ending December 31, 1999. Pursuant to a loan agreement with eB2B, the Company has received a loan in the aggregate amount of $2,000,000. The Company expects that its cash flow and the proceeds of this loan will be sufficient to support the Company's operations through June 30, 2000, by which time the Company anticipates having consummated the merger with eB2B. If the merger is delayed or is not consummated, the Company may need to conduct additional financing activities. If the merger is not consummated as a result of the failure to obtain Company stockholder approval, the loan to eB2B will immediately become due and will be payable within thirty (30) days. In such event, the Company will need to immediately seek substitute financing. There can be no assurance that such financing activities will be successful. The merger agreement with eB2B prohibits the Company from selling its stock or from incurring additional indebtedness outside the ordinary course of business, without the prior consent of eB2B. If the merger does not occur or if the Company is not able to raise additional capital if needed prior to the merger, the Company may need to scale back operations or possibly cease operations.


FAILURE TO COMPLETE THE MERGER MAY RESULT IN A NEGATIVE IMPACT ON THE COMPANY'S OPERATING RESULTS AND A NEGATIVE IMPACT ON THE COMPANY'S MARKET PRICE

    If the merger is not completed, the Company may be subject to a number of negative effects, including:

     the Company may be required to pay eB2B a termination fee of $500,000, unless the companies have mutually agreed to withdraw from completing the merger;


     the Company will remain obligated to repay to eB2B the principal and interest of a loan made to the Company having a principal amount of $2,000,000, which if not repaid after termination is convertible into Company Common Stock at $.25 per share by eB2B. If the merger is not consummated as a result of the failure to obtain Company stockholder approval, the loan to eB2B will immediately become due and will be payable within thirty (30) days and the Company will need to immediately seek substitute financing;


     the Company's stockholders may experience dilution to their stock ownership due to warrants granted to eB2B in connection with the loan made to the Company and the conversion of loan principal into Company common stock;

     costs associated with the merger, such as legal and accounting costs, must be paid by the Company even if the merger is not completed; and

     the market price of the Company's common stock may decline if the current market price of the common stock reflects an assumption that the merger will be completed.


    In addition, if the merger is not completed and the Company seeks to locate another strategic partner, the Company may be unable to find a willing partner or to structure a transaction on terms which are equivalent to or more attractive than the terms of the merger. This risk may be exacerbated by the presence of the indebtedness that the Company incurred in connection with the loan from eB2B, as well as the dilutive effect of the warrants issued by the Company in connection with such loan.


    Any of the foregoing risks may have an adverse effect on the value of the Company's securities.

            RISKS RELATING TO THE BUSINESS OF THE COMBINED COMPANIES


EACH OF THE COMPANY AND eB2B HAS INCURRED AND WILL CONTINUE TO INCUR SUBSTANTIAL LOSSES; CONSEQUENTLY, ADDITIONAL CAPITAL WILL BE NEEDED TO CONTINUE OPERATIONS


    The Company has engaged in the business of electronic commerce since March 1996 and has incurred net losses from operations since that time. As of December 31, 1999, the Company had an accumulated deficit of $10,124,000. The
Company can not give assurances that it will soon make a profit or that it will ever make a profit. Even though the Company expects that sales will increase substantially in the near future, expenses are expected to outpace sales. Among other things, to achieve profitability, the Company will be required to market and sell substantially more products and services, and hire and retain qualified and experienced employees. The Company cannot give assurances that it will be successful in its efforts.


    Following the merger, the Company expects to invest heavily in acquisitions, infrastructure development, applications development and sales and marketing in order to extend its services to potential customers and partners, and expects to continue to incur net losses. The Company anticipates that, following the merger, its available cash resources, including the net proceeds from eB2B's recent private placement of securities, will be sufficient to meet anticipated working capital and capital expenditure requirements for at least the next 12 months. However, the actual time period may differ materially from that indicated in the foregoing forward-looking statement as a result of a number of factors, and the Company may be required to obtain additional financing at an earlier date. Such financing may not be available in sufficient amounts or on favorable terms when required, and may dilute the stock of existing stockholders. Accordingly, there can be no assurance that present capital resources will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements for this period. The Company does not have any commitments or arrangements for additional funding. If the Company lacks sufficient capital, it may not be able to take advantage of unanticipated opportunities, develop new products or services, or otherwise respond to competitive pressures, and may need to substantially curtail its operations.

THE COMPANY'S AUDITORS HAVE EXPRESSED DOUBT REGARDING THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN

    The Company's auditors' opinion on the financial statements for the fiscal year ended September 30, 1999 calls attention to substantial doubts as to the ability of the Company to continue as a going concern.

THE COMPANY AND eB2B HAVE LIMITED OPERATING HISTORIES AND THEREFORE YOU CANNOT EVALUATE THEIR PROSPECTS BASED ON PAST RESULTS


    The merger will combine two companies that have limited operating histories in the business-to-business electronic commerce industry. The Company has engaged in electronic commerce since March 1996 and eB2B was incorporated in November 1998 and to date has not generated any revenues in the business-to-business electronic commerce industry. Since both companies have a limited operating history within the electronic commerce industry upon which you can evaluate their business and prospects, you should consider all of the risks, expenses and uncertainties typically encountered by young companies that operate in the new and rapidly evolving markets for Internet products and services. These risks include:


     evolving and unpredictable business models;

     intense competition;

     the need and ability to manage growth;

     the rapid evolution of technology in electronic commerce; and

     insufficient capital.

eB2B'S AND THE COMPANY'S BUSINESS MODEL IS UNPROVEN AND MAY NOT BE SUCCESSFUL

    eB2B's business-to-business electronic commerce model is based on the development of trading communities for the purchase and sale of goods between manufacturers and retailers. To date, eB2B has generated no revenue from the trading communities. The success of eB2B's business model following the merger, will depend upon a number of factors, including:

     changes in and continued growth of the Internet for processing business-to-business transactions;

     the number of manufacturers and retailers that participate in the trading communities;

     the Company's ability to attract current customers and maintain customer satisfaction;

     the Company's ability to upgrade, develop and maintain the technology necessary for its operations;

     the introduction of new or enhanced services by the Company's competitors;

     the pricing policies of competitors; and

     the Company's ability to attract personnel with Internet industry expertise.

    If its business strategy is flawed or if the Company fails to execute its strategy effectively, the business, operating results and financial condition of the Company after the merger will be substantially harmed. Neither the Company nor eB2B has substantial experience in developing and operating trading communities and neither company can assure you that the trading communities will be operated effectively, that manufacturers or retailers will join the trading communities or that the Company will generate significant revenues from transactions processed within the trading communities.

THE BUSINESS OF PROVIDING SERVICES OVER THE INTERNET IS A NEWLY-EMERGING MARKET AND THEREFORE IS DIFFICULT TO EVALUATE


    Internet-based business-to-business commerce is a newly-emerging market. Consequently, it is difficult to evaluate the Company's or eB2B's business and prospects based on the performance of other companies operating within their markets. In addition, the companies' pro forma historical financial information is of limited value in projecting future operating results due, in part, to the emerging nature of the electronic commerce market.


THE SUCCESS OF THE COMPANY WILL DEPEND ON EXPANDING MARKET ACCEPTANCE FOR INTERNET BUSINESS-TO-BUSINESS ELECTRONIC COMMERCE

    The Company's future revenues and any future profits depend upon the widespread acceptance and use of the Internet as an effective medium of business-to-business electronic commerce, particularly as a medium to perform goods procurement and fulfillment functions in the markets targeted by eB2B and the Company. If the use of the Internet in electronic commerce in such markets does not grow or if it grows more slowly than expected, the Company's business will suffer. A number of factors could prevent such growth, including:

     Internet electronic commerce is at an early stage and retailers may be unwilling to shift their purchasing from traditional methods to electronic methods;

     Internet electronic commerce may not be perceived as offering a cost savings to users;

     the necessary network infrastructure for substantial growth in usage of the Internet may not be adequately developed;

     increased governmental regulation or taxation or a general shift from flat rate pricing to usage based pricing for Internet access may adversely affect the viability of electronic commerce;

     insufficient availability of telecommunication services or changes in telecommunication services could result in slower response times;

     technical difficulties; and

     concerns regarding the security of electronic commerce transactions.

SECURITY RISKS ASSOCIATED WITH ELECTRONIC COMMERCE MAY DETER FUTURE USE OF THE COMPANY'S AND eB2B'S PRODUCTS AND SERVICES


    A fundamental requirement to conduct Internet-based, business-to-business electronic commerce is the secure transmission of confidential information over public networks. Failure to prevent security breaches of the trading communities, or well publicized security breaches affecting the Internet in general, could significantly harm the Company's business, operating results and financial condition. There can be no certainty that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not result in an ability to compromise or breach the systems which the Company uses to protect content and transactions from unauthorized access. If these security measures are breached, a person could misappropriate proprietary or confidential information or cause interruptions in operations. There are significant cost requirements to protect against security breaches or to alleviate problems caused by such breaches. Further, a well-publicized compromise of security could deter potential customers from using the trading communities or the Internet to conduct financial transactions or to transmit confidential information.


ADDITIONAL GOVERNMENTAL REGULATIONS MAY INCREASE COSTS OF DOING BUSINESS

    The laws governing Internet transactions remain largely unsettled. The adoption or modification of laws or regulations relating to the Internet could harm the Company's business, operating results and financial condition by increasing its costs and administrative burdens. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, consumer protection and taxation apply to the Internet. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The growth and development of electronic commerce may prompt calls for more stringent consumer protection laws as well as new laws governing the taxation of Internet-based commerce. The Company must comply with new regulations in the United States, as well as any regulations adopted by other countries where the Company may do business. Compliance with any newly adopted laws may prove difficult for the Company and may harm its business, operating results and financial condition.




SYSTEM FAILURE OR DELAY COULD DETER FUTURE USE OF THE COMPANY'S SERVICES



    The Company's business depends upon the satisfactory performance, reliability and availability of the Company's systems and network infrastructure. The performance and availability of such systems and infrastructure may be damaged or interrupted due to natural disaster, break-ins, hacker attacks, computer viruses or similar events. In addition, if traffic levels increase, the Company may not be able to upgrade its systems and infrastructure in a manner sufficient to avoid overloading or congestion, which could lead to disruptions in service. Any system failure or interruption could result in delays, loss of data or the inability to accept and confirm purchases. Such decreased levels of customer service would reduce the volume of sales and the attractiveness of the Company's products and services and would negatively affect the Company's operating results.



FAILURE TO EXPAND INTERNET INFRASTRUCTURE COULD LIMIT FUTURE GROWTH


    The recent growth in Internet traffic has caused periods of decreased performance. If Internet usage continues to grow rapidly, its infrastructure may not be able to support these demands and its performance and reliability may decline. If outages or delays on the Internet occur frequently, overall Internet usage, including usage of the Company's products and services, could grow more slowly or decline. The Company's ability to increase the speed and scope of its services to its customers is ultimately limited by and depends upon the speed and reliability of both the Internet and the customers' internal networks. Consequently, the emergence and growth of the market for the Company's services depends upon improvements being made to the entire Internet as well as to the individual customers' networking infrastructures to alleviate overloading and congestion. If these improvements are not made, the ability of the customers to utilize the Company's Internet-based services will be hindered, and the Company's business, operating results and financial condition may be materially adversely affected.

THE INTERNET-BASED BUSINESS-TO-BUSINESS INDUSTRY IS HIGHLY COMPETITIVE AND HAS LOW BARRIERS TO ENTRY

    The market for Internet-based, business-to-business electronic commerce solutions is extremely competitive. The Company's competition is expected to intensify as current competitors expand their service offerings and new competitors -- including larger, more established companies with more resources -- enter the market. There can be no assurance that the Company will be able to compete successfully against current or future competitors, or that competitive pressures will not harm the Company's business, operating results or financial condition. Because there are relatively low barriers to entry in the electronic commerce market, competition from other established and emerging companies may develop in the future. In addition, users and technology partners of the Company may become competitors in the future. Certain competitors may be able to negotiate alliances with technology partners on more favorable terms than the Company is able to negotiate. Increased competition is likely to result in lower average transaction prices, reduced margins and decrease or loss of market share, any of which could harm the Company's business, operating results or financial condition. In addition, competitors may be able to develop services that are superior to, or that achieve greater acceptance than, the services currently offered by the Company and eB2B and the services which may be offered by the Company following the merger.

REVENUE GROWTH MAY BE DELAYED BY LENGTHY SALES AND IMPLEMENTATION CYCLES

    The period between initial contact with a potential customer and the enrollment in eB2B's trading communities is often long and may have delays associated with the lengthy budgeting and approval process of such potential customers. These lengthy cycles will have a negative impact on the timing of the combined Company's revenues, especially the realization of any transaction fee-based revenues. A customer's decision to purchase these services is discretionary, involves a significant commitment of resources, and is influenced by the customer's budgetary cycle. To successfully sell the services offered by eB2B and the Company, the Company must educate potential customers regarding the use and benefit of such services, which can require significant time and resources.

IF THE COMPANY CANNOT ENROLL A SUFFICIENT NUMBER OF MAJOR MANUFACTURERS OR RETAILERS IN THE TRADING COMMUNITIES, THE COMPANY WILL NOT BE ABLE TO ATTRACT ADDITIONAL MANUFACTURERS AND RETAILERS

    eB2B's business model depends in large part on its ability to create a network effect of manufacturers and retailers. Manufacturers may not be attracted to the network trading communities if there are an insufficient number of major retailers within the communities. Similarly, retailers may not perceive value in the communities if there are an insufficient number of major manufacturers. If the Company is unable to increase either the number of manufacturers or retailers, the Company will not be able to benefit from any network effect. As a result, the overall value of the trading communities would be adversely affected, which could negatively affect the Company's business, operating results and financial condition.

THE BUSINESS OF THE COMPANY IS DEPENDENT ON A LIMITED NUMBER OF PRODUCTS AND SERVICES

    The Company derives most of its revenues from a limited number of products and services. The development and marketing of many of these products and services involve substantial costs. If one or more of the Company's products or services fails to achieve anticipated results, the Company would be adversely affected. The Company cannot predict whether it will:

     continue to remain dependent upon a limited number of products and services for a substantial portion of its revenues;

     introduce new products and services that are commercially viable; or


     introduce new products or services which have life cycles sufficient to permit the Company to recoup the development, marketing and other costs associated with the product or service.

THE BUSINESS OF THE COMPANY IS DEPENDENT ON A LIMITED NUMBER OF CUSTOMERS

    The Company derives its revenues from a limited number of customers. Approximately twenty-nine percent (29%) of the Company's revenues for the fiscal year ended September 30, 1999 was derived from one customer: Toys R Us. The only product or service that Toys R Us received from the Company was EDIxchangeSupport. There is no assurance that Toys R Us will continue to require the Company's products or services on the current terms or at all.

    If Toys R Us or any other customer of the Company were to substantially reduce or stop their use of its products or services, the Company's business, operating results and financial condition would be harmed. Following the merger, the Company expects that it will continue to derive its revenues from a limited number of customers. Generally, neither the Company nor eB2B has long-term contractual commitments from any of its current customers and customers may terminate their contracts with either the Company or eB2B with little or no advance notice and without significant penalty. As a result, the Company cannot assure you that any of the current customers of the Company or eB2B will continue to use the Company's products or services in future periods.


    Furthermore, the Company's business model depends in large part on its ability to build a critical mass of customers. Customers may not be attracted to the Company if an insufficient number of other customers in the supply chain use the Company's services. If the Company is unable to increase the number of customers, the Company will not be able to benefit from any network effect. As a result, the overall value of the trading communities and the Company's solutions would be adversely affected, which could negatively affect its business, operating results and financial condition.


THE COMPANY MUST HAVE THE ABILITY TO QUICKLY ADAPT TO TECHNOLOGICAL CHANGES AND CUSTOMER PREFERENCES

    The Internet and electronic commerce industries are characterized by:

     rapid technological change;

     changes in user and customer requirements and preferences;

     frequent introductions of new products and services embodying new technologies; and

     the emergence of new industry standards and practices.

    If the Company does not respond to these developments quickly and efficiently, it will not be competitive within the industry. The Company faces a significant danger because it presently has a limited number of products and services to offer potential customers. If the Company fails to determine accurately the features its customers require, enhance its existing services or develop new services, it may lose current and potential customers. Some of the Company's customers also may require customized features or capabilities, which would increase the Company's costs and consume its limited resources. If the Company does not respond to the rapid technological changes in the industry, its services could become obsolete and its business will be severely harmed.

THE COMPANY'S BUSINESS IS DEPENDENT ON INTELLECTUAL PROPERTY RIGHTS

    To protect its proprietary products, the Company relies on a combination of copyright, patent, trade secret and trademark laws, as well as contractual provisions relating to confidentiality and related matters. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that competitors will not independently develop similar or superior technology.

THE COMPANY IS DEPENDENT ON ESSENTIAL TECHNOLOGY AND SOFTWARE


    The Company incorporates software licensed from third parties and any defects or significant interruption in the availability of this software could harm the Company's business. For example, the Company uses software from Oracle Corporation, Sterling Commerce, Inc., TSI International Software

Ltd., Red Hat, Inc. and Sun Microsystems, Inc. Some of the software licensed from third parties would be difficult to replace. This software may not continue to be available on commercially reasonable terms or at all. The loss or inability to maintain any of these technology licenses could result in delays in the sale of the Company's services until equivalent technology, if available, is identified, licensed and integrated. Such delays could harm the Company's business. The Company may not be able to replace the functionality provided by third-party software currently offered with the Company's services if that software is found to be obsolete, defective or incompatible with future versions of the Company's services or if that software is discontinued or upgraded in such a way that it becomes incompatible with the Company's services. In addition, if this third-party software is not adequately maintained or updated it may become incompatible with the Company's current services. The absence of, or any significant delay in, the replacement of third-party software could result in delayed or lost sales and increased costs and could harm the Company's business and operating results.


    Additionally, the Company relies on 'open source' software like Linux, Apache and Practical Extraction and Reporting Language (known as 'PERL') to provide critical aspects of its e-commerce service offerings. In particular, the Company's EDIxchangeBuy/Sell server is written in PERL. PERL is widely used to write Internet application software. A single individual, Larry Wall, owns the copyright for the PERL language. Since PERL's inception, Mr. Wall has opted to freely license and distribute PERL in both source code and object code form. There is no assurance that Mr. Wall will continue this practice. Should Mr. Wall decide to charge fees for licensing PERL, both the future development of PERL and the Company's operating results could be adversely affected.

THE COMPANY IS DEPENDENT ON ITS PRIMARY DATA CENTER

    The Company operates its primary data center at Exodus Communications, Inc.'s Internet Data Center facility in Jersey City, New Jersey. The data center operates twenty-four (24) hours a day, seven (7) days a week, and is connected to: (1) the Internet via Exodus Communications, Inc.; and (2) the electronic data interchange ('EDI') network via AT&T and IBM Global Network. The data center consists primarily of servers, storage subsystems, and other peripheral technology to provide on-line, batch and back-up operations. Customers' data is backed-up daily and stored off-site.

    The Company relies on Exodus Communications, Inc. to provide the Company with Internet capacity, security personnel and fire protection, and to maintain the facilities, power and climate control necessary to operate the Company's servers. Additionally, the Company relies on Exodus Communications, Inc. for redundant subsystems, such as multiple fiber trunks from multiple sources, fully redundant power on the premises and multiple back-up generators. If Exodus Communications, Inc. fails to adequately host or maintain the Company's servers, the Company's services could be disrupted and its business and operating results could be significantly harmed. Since December 1997, Exodus Communications, Inc. has provided the facilities and the hosting and maintenance services for the Company's servers used to process transactions. The Company's agreement with Exodus Communications, Inc. has a term of one year and is automatically renewable for additional one year terms.

    There can be no assurance that Exodus Communications, Inc. can effectively provide and manage the aforementioned infrastructure and services in a reliable fashion.

EACH OF eB2B AND THE COMPANY IS DEPENDENT ON RETAINING KEY PERSONNEL


    Prior to and following the merger, the future performance of eB2B and the Company will depend upon retaining key personnel. The loss of services of one or more key employees, especially Peter J. Fiorillo, the Chief Executive Officer of eB2B and the designated Chief Executive Officer of the Company following the merger, could have a materially adverse effect on the business, operating results and financial condition of the Company after the merger. The Company will require that key personnel sign confidentiality and non-competition agreements as a part of their employment but even the enforcement of these agreements will not protect the Company from the loss of an employee's knowledge and expertise upon termination of employment. To protect itself against dependence on a few individuals, the Company after the merger may have life insurance policies for key employees.

Nevertheless, financial compensation may not replace the knowledge lost upon the incapacity or death of a key employee.


THE COMPANY MUST EXPAND ITS SALES AND MARKETING CAPABILITIES AND INCREASE ITS TECHNICAL STAFF

    The Company must substantially expand its sales, operations and marketing efforts in order to increase market awareness and sales of its products and services. The Company will also need to increase its technical staff to support the growth of the business. To develop these capabilities, the Company must hire and retain additional sales, marketing and technical personnel. However, competition for qualified sales, marketing and technical personnel is intense. As a result, the Company might not be able to hire and retain sufficient numbers of such personnel. If the Company fails to hire and retain sufficient numbers of sales, marketing and technical personnel, its business, operating results and financial condition would be adversely affected.

THE COMPANY'S PRODUCTS MAY CONTAIN DEFECTS

    The Company's products are complex and may contain undetected errors which become apparent only after introduction or adaptation to a customer's computer systems. In particular, computer hardware is characterized by a wide variety of non-standard peripherals and configurations that cause pre-release testing for errors to be highly difficult and time-consuming. Remedying such errors may delay the provision of the Company's services and products, cause the Company to incur additional costs and adversely affect the Company's reputation.

THE COMPANY WILL BE SUBJECT TO CERTAIN LEGAL RISKS AND UNCERTAINTIES RELATING TO THE INFORMATION TRANSMITTED IN TRANSACTIONS CONDUCTED BY ITS CUSTOMERS


    In the course of its business, the Company will be exposed to certain legal risks and uncertainties relating to information transmitted in transactions conducted by its customers. The services provided to customers may include access to confidential or proprietary information. Any unauthorized disclosure of such information could result in a claim against the Company for substantial damages. In addition, the Company's services include managing the collection and publication of catalog content. The failure to publish accurate catalog content could deter users from participating in trading communities, damage the Company's business reputation and potentially expose it to legal liability. From time to time, some of the Company's manufacturers may submit inaccurate pricing or other catalog information. Even though such inaccuracies may not be caused by the Company and are not within its control, similar consequences could occur. Although the Company believes that it has implemented and will continue to implement policies to prevent disclosure of confidential or inaccurate information, there can be no assurance that claims alleging such matters may not be brought against the Company. Any such claim may be time-consuming and costly and may adversely affect the Company's business and financial condition. The Company maintains insurance for many of the risks encountered in its business; however, the Company's present insurance policies do not cover all potential areas of exposure which may result from the Company's business, including errors and omissions.


THE COMPANY'S BUSINESS WILL SUFFER IF IT FAILS TO MANAGE ITS GROWTH

    The Company has rapidly and significantly expanded its operations and expects that, if and when the merger is consummated, the Company will continue to do so. This growth has placed a significant strain on the Company's managerial, operational, financial and other resources and is expected to continue to strain the resources of the Company following the merger. If the Company is unable to respond to and manage this expected growth, then the quality of its services and its results of operations could be materially adversely affected.

         RISKS RELATING TO AN INVESTMENT IN THE COMPANY'S COMMON STOCK

THE AVAILABILITY OF CERTAIN SECURITIES FOR IMMEDIATE RESALE MAY NEGATIVELY AFFECT THE PRICE OF THE COMPANY COMMON STOCK

    Approximately 1.7 million shares of the Company's common stock issued in conjunction with the merger to holders of eB2B securities who are not affiliates of eB2B will be available for immediate resale upon consummation of the merger. These shares are not subject to any lock-up agreement or any restrictions imposed by the federal securities laws. In the event the holders of such shares elect to sell such shares, the market price of the Company's common stock may be adversely affected.


THE COMPANY'S QUARTERLY OPERATING RESULTS MAY VARY, WHICH COULD AFFECT THE MARKET PRICE OF ITS COMMON STOCK

    Fluctuations in the Company's quarterly results could adversely affect the market price of the Company's common stock in a manner unrelated to its long-term operating performance. The Company expects to increase activities and spending in substantially all operational areas and will base its expense levels on anticipated revenue levels. The Company may not be able to reduce its spending as a short-term response to any shortfall in revenue which may occur. For these and other reasons, the Company may not meet the earnings (loss) estimates of securities analysts or investors and its stock price could be adversely affected.

A LISTING ON THE NASDAQ STOCK MARKET IS NOT ASSURED


    In conjunction with the merger, the Company has submitted an application pending completion of the merger for a listing of the combined company after the merger on The Nasdaq Stock Market. The Company believes that the combined company will meet the objective initial listing requirements of The Nasdaq Stock Market. However, The Nasdaq Stock Market has broad discretionary authority and may decide not to approve the Company's application. In such event, the Company's stock would continue to trade in the over-the-counter market (which is less liquid than The Nasdaq Stock Market).


FOLLOWING THE MERGER, THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS WILL HAVE SIGNIFICANT CONTROL AND INFLUENCE OVER THE COMPANY


    As a group, following the merger, the Company's directors and executive officers will beneficially own approximately 22% of the Company's outstanding common stock, on a fully diluted basis. If they vote together, the directors and executive officers will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors. The interests of the directors and executive officers of the Company may conflict with the interests of the other stockholders of the Company.


FOLLOWING THE MERGER, THE COMPANY MAY ENTER INTO ADDITIONAL BUSINESS COMBINATIONS, EACH OF WHICH MAY ENTAIL ADDITIONAL RISKS AND COMPLICATIONS


    As part of its business strategy, the Company may elect to enter into additional business combinations. For example, in February 2000, Netlan Enterprises, Inc. merged into a wholly-owned subsidiary of eB2B. Such transactions, including the merger with Netlan Enterprises, Inc., are typically accompanied by a number of risks, including:


     the difficulty of integrating the operations and personnel of the acquired companies;

     the attention of management of the Company may be diverted;

     the challenges of integrating technology, including unanticipated expenses;

     the risk of unknown liabilities of the acquired companies;

     the impact of new personnel on uniform procedures, standards and policies developed by the Company;


     the impairment of relationships with customers; and



     if stock is used to pay for such transactions, the dilution of existing stockholders.



    If the Company fails to address these risks with respect to the transaction with Netlan Enterprises, Inc. or any other potential business combination, it may have a negative affect on the Company's business and stock price.

'PENNY STOCK' RULES MAY MAKE SELLING THE COMPANY'S SECURITIES DIFFICULT


    The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in 'penny stocks.' Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that the system provides current price and volume information with respect to transactions in such securities). The penny stock rules require broker-dealers to deliver, prior to any transaction in a penny stock, certain information to their customers and to comply with other requirements which may have the effect of reducing the level of trading activity in a penny stock and making it more difficult to sell such stock.



    In the past, the price of the Company's common stock has often been below $5.00 per share and, since the Company's common stock has not traded on an applicable national security exchange or The Nasdaq Stock Market, at such times the stock has been subject to the penny stock rules. The Company has filed an application for listing its common stock on The Nasdaq Stock Market following the merger. The Company believes that the combined company will meet the objective initial listing requirements of The Nasdaq Stock Market. However, The Nasdaq Stock Market has broad discretion. There can be no assurance that The Nasdaq Stock Market will approve the Company's application or that the Company's common stock will become exempt from the penny stock rules.



THERE MAY BE A LIMITED MARKET FOR SHARES OF THE COMPANY'S COMMON STOCK



    At times, the Company's common stock has not been actively traded and the investment community has not shown a great deal of interest in the Company's shares. Simply stated, there have been relatively few buyers and sellers of the Company's stock. A limited volume of transactions may make it difficult for a stockholder to sell the Company's common stock.


THE COMPANY DOES NOT ANTICIPATE PAYING DIVIDENDS ON ITS COMMON STOCK

    Neither the Company nor eB2B has ever paid dividends on its common stock. Following the merger, the Company does not anticipate paying dividends in the future. The Company intends to reinvest any funds that might otherwise be available for the payment of dividends in further development of the Company's business following the merger.

THE EXERCISE OR CONVERSION OF CONVERTIBLE SECURITIES MAY DILUTE THE PERCENTAGE OWNERSHIP OF THE OWNERS OF COMPANY COMMON STOCK AND MAY NEGATIVELY AFFECT THE PRICE OF THE COMMON STOCK

    After the merger the Company will have a substantial number of outstanding shares of convertible preferred stock and a substantial number of outstanding options and warrants to purchase shares of Company common stock. If a significant number of these shares of preferred stock were converted or if a significant number of these options or warrants were exercised, the percentage ownership of the holders of Company common stock would be materially diluted. Such conversion or exercise of convertible securities could negatively affect the price of the Company's common stock.

THE EXPIRATION OF RESTRICTIONS ON THE RESALE OF CERTAIN SECURITIES MAY NEGATIVELY AFFECT THE PRICE OF THE COMPANY COMMON STOCK


    A significant number of shares of common stock which are currently outstanding, and a significant number of shares of common stock underlying convertible preferred stock, options or warrants outstanding, are subject to lock up agreements under which the stockholders have agreed not to sell such shares for specified periods of time. Specifically:


    In connection with eB2B's most recent private placement, which was completed in December 1999, each of the investors in such private placement were required to enter into lock up agreements prohibiting the sale of the securities purchased in the private placement for a period of at least twelve (12) months from the closing of such private placement.

    Each of eB2B's directors, officers and principal stockholders and each of the former stockholders of Netlan have entered into lock up agreements with respect to their securities for a period of at least twelve (12) months from the closing of eB2B's December 1999 private placement.



    All of the directors, officers and principal stockholders of the Company have also entered into lock up agreements prohibiting the sale of such securities for various periods of time.



    Upon the expiration of the restrictions imposed by the lock up agreements described above, the persons party to those agreements will be able to sell their shares, subject to the restrictions imposed by the federal securities laws. In the event that such persons elect to sell their shares of Company common stock after the expiration of such lock up periods, the market price of the Company common stock may be adversely affected.


INACCURACIES IN FORWARD-LOOKING STATEMENTS MAY BE MATERIAL

    Some of the statements under 'Summary,' 'Risk Factors,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' 'Business' and elsewhere in this proxy statement/prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements following the merger to be materially different from any future results, levels of activity performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under 'Risk Factors' and elsewhere in this proxy statement/prospectus.

    In some cases, you can identify forward-looking statements by terminology such as 'may,' 'will,' 'should,' 'could,' 'expects,' 'plans,' 'intends,' 'anticipates,' 'believes,' 'thinks,' 'estimates,' 'predicts,' 'potential,' or 'continue' or the negative of such terms and other comparable terminology.

                         THE COMPANY'S SPECIAL MEETING
                            PURPOSE, TIME AND PLACE


    The Company is furnishing this proxy statement/prospectus to the holders of shares of its common stock in connection with the solicitation of proxies by the Company's board of directors for use at the Company's special meeting to be held on Tuesday, April 18, 2000. The Company's special meeting will be held at the Ramada Inn, 38 Two Bridges Road, Fairfield, New Jersey 07004, at 10:00 a.m., local time, and at any adjournments or postponements thereof.


    At the Company's special meeting, the owners of the Company's common stock will be asked to vote on proposals to:


     adopt and approve the agreement and plan of merger, dated December 1, 1999, as amended by amendment no. 1, dated as of February 29, 2000, by and between the Company and eB2B, and the transactions contemplated thereby;



     approve an amended and restated certificate of incorporation of the Company, which will change the Company's name to eB2B Commerce, Inc., increase the number of authorized shares of the Company's capital stock to 250,000,000 shares, authorize the creation of new series of preferred stock and eliminate certain anti-takeover provisions;



     adopt the 2000 Stock Option Plan; and


     vote on any other matters that properly come before the special meeting, or any adjournments or postponements of the special meeting.

                           RECORD DATE; VOTING POWER


    The Company's board of directors has fixed the close of business (5:00 p.m., New York time) on Tuesday, March 21, 2000 as the record date for determining the holders of shares of the Company's common stock entitled to notice of, and to vote at, the Company's special meeting. Only holders of record of Company common stock at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting.



    At the close of business on the record date,         shares of Company
common stock were issued and outstanding and entitled to vote at the Company's special meeting. Holders of record of Company common stock are entitled to one vote per share on any matter which may properly come before the Company's special meeting. Votes at the Company's special meeting may be cast in person or by proxy, or by the Internet or by telephone.



    The presence at the Company's special meeting, either in person or by proxy, of the holders of a majority of the outstanding shares of the Company's common stock entitled to vote is necessary to constitute a quorum in order to transact business at the meeting. However, in the event that a quorum is not present at the special meeting, the Company expects to adjourn or postpone the meeting in order to solicit additional proxies.



                                 VOTES REQUIRED



    Approval of the merger agreement and each of the other proposals will require the affirmative vote of a majority of the shares of the Company's common stock outstanding on the record date. Abstentions by the Company's stockholders will have the same effect as a vote against the proposals, although they will count toward the presence of a quorum. You may vote your shares by completing and returning the enclosed proxy card or you may vote via the Internet or by telephone. Instructions for voting via the Internet or by telephone are in the proxy attached hereto as Appendix G.



    Brokers who hold shares of Company common stock as nominees, in the absence of instructions from the beneficial owners thereof, will not have discretionary authority to vote for approval and adoption of the merger agreement, but brokers who hold shares of Company common stock as nominees, with discretionary authority to vote, will have such authority to vote such shares for the merger proposal or the other proposals. Any shares which are not voted because the nominee-broker lacks discretionary authority will have the same effect as a vote against the proposals. Accordingly, beneficial owners of the Company's common stock whose stock is held by a broker as a nominee should instruct their brokers as to how to vote their shares. See 'Voting of Proxies' below. The availability of telephone and Internet voting will depend on the brokers' voting processes.


                               VOTING OF PROXIES


    Shares of the Company's common stock represented by properly executed proxies that the Company receives prior to the start of the Company's special meeting will be voted at the special meeting in the manner specified by such proxies. Company stockholders should be aware that, if their proxy is properly executed but does not contain voting instructions, their proxy will be voted FOR adoption and approval of each of the proposals before the special meeting.



    Instructions for voting by telephone and the Internet, if made available to you, are provided on the proxy. A control number, located above the stockholder's name and address on the lower left of the proxy, is designed to verify the stockholder's identity, allow the stockholder to vote such stockholder's shares and confirm that the Company has properly recorded such stockholder's voting instructions.


    The Company does not expect that any matter other than as described herein will be brought before the Company's special meeting. If other matters are properly presented before the meeting, the persons named in a properly executed proxy will have authority to vote in accordance with their judgment on any other such matter, including any proposal to adjourn or postpone the meeting or otherwise concerning the conduct of the meeting; provided that a properly executed proxy that has been designated to vote against the adoption and approval of the merger agreement will not be voted, either directly or through a separate proposal, to adjourn the meeting to solicit additional votes.

                            REVOCABILITY OF PROXIES


    The grant of a proxy on the enclosed proxy card or a vote by telephone or via the Internet, does not preclude a stockholder from voting in person. Also, a stockholder of the Company may revoke or change their vote on a proxy at any time prior to its exercise by:


     delivering, prior to the start of the Company's special meeting, to Steve Vanechanos, Sr., Secretary of the Company, 271 Route 46 West, Building F, Suite 209, Fairfield, New Jersey 07004, a written notice of revocation bearing a later date or time than the proxy previously delivered to the Company;


     delivering to the Secretary of the Company, at the above address, a duly executed proxy with different instructions bearing a later date or time than the proxy previously delivered to the Company;



     voting by telephone or the Internet at a later date or time than the proxy previously voted in such a manner; or


     attending the Company's special meeting and voting in person.

    The Company does not expect to adjourn the Company's special meeting for a period of time long enough to require the setting of a new record date for such meeting. If an adjournment occurs, it will have no effect on the ability of the Company's stockholders of record as of the record date to exercise their voting rights or to revoke any previously delivered proxies.

                      SOLICITATION OF PROXIES AND CONSENTS

THE COMPANY


    The Company will solicit proxies by mail, and the Company's directors, officers and employees also may solicit proxies from the Company's stockholders by telephone, telecopy, telegram, e-mail or in person. In addition, as of this year, stockholders of record can simplify their voting and reduce the Company's costs by voting their shares via telephone or the Internet. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to vote their shares and to confirm that their instructions have been properly recorded. Instructions for voting by telephone or the Internet are set forth on the proxy enclosed herewith. If your shares are held in the name of a bank or broker, the availability of telephone and Internet voting will depend on the policies of the bank or broker. Therefore, if your shares are held in 'street name,' it is recommended that you follow the voting instructions on the form that you receive. If you do not choose to vote by the telephone or the Internet, please date, sign and return the proxy card enclosed herewith by mail.



    The Company will bear the cost of the solicitation of proxies from its own stockholders. The Company has engaged the firm of Georgeson Shareholder Communications, Inc. to assist in the distribution and solicitation of proxies. The Company has agreed to pay Georgeson Shareholder Communications, Inc. a fee of $7,500 plus expenses for these services. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of the Company's stock held of record by such persons, and the Company will reimburse such brokers, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.


eB2B

    The merger has been approved by the eB2B stockholders.

             SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

The Company


    The following table sets forth, as of February 29, 2000, information as to:
(a) the beneficial ownership of Company common stock by (i) each person serving as a director of the Company on such date; (ii) each person who qualifies as a 'named executive officer' as defined in Item 402(a)(2) of Regulation S-B under the Securities Exchange Act; and (iii) all of such directors and executive officers of the Company as a group; and (b) each person known to the Company as having beneficial ownership of more than five percent (5%) of Company common stock as of February 29, 2000.



    Unless otherwise indicated in a footnote, each of the following persons held sole voting and investment power, as of February 29, 2000, over the shares listed as beneficially owned.



                                                                      BENEFICIAL OWNERSHIP     PERCENT
                                                       BENEFICIAL    OF OPTIONS EXERCISABLE      OF
NAME AND ADDRESS                                      OWNERSHIP OF     WITHIN 60 DAYS OF       COMMON
OF BENEFICIAL OWNER                                    SHARES (8)    FEBRUARY 29, 2000 (1)    STOCK (3)
-------------------                                    ----------    ---------------------    ---------
Steven L. Vanechanos, Jr.(6)........................     416,950            140,748            10.49%
Steve Vanechanos, Sr.(4)(6).........................     314,914             40,626             8.13%
Kenneth R. Konikowski(6)(7).........................     159,598             25,000             4.14%
James D. Connors(6).................................     253,255            253,255             6.20%
Robert J. Gailus(6).................................      45,000             45,000             1.16%
Frank T. DiPalma(5)(6)..............................      18,802             12,017             0.49%
Robert Droste(6)....................................      13,488             11,334             0.35%
Denis Clark(6)......................................      18,516             18,516             0.48%
All directors and executive officers as a group
  (8 persons).......................................   1,240,523            546,496            31.42%


---------


(1) The securities 'beneficially owned' by an individual are determined in accordance with the definitions of 'beneficial ownership' set forth in the rules of the Securities and Exchange Commission and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities to which the individual has voting rights or investment power or had the right to acquire beneficial ownership within sixty (60) days after February 29, 2000, including securities that will be beneficially owned, as a result of the consummation of the merger. Beneficial ownership may be disclaimed as to certain of the securities.


(2) Information furnished by the directors and executive officers of the Company.
                                              (footnotes continued on next page)

(footnotes continued from previous page)


(3) Percentages based upon a total of (a) 3,709,407 shares outstanding as of February 29, 2000, plus (b) each person's additional shares issuable (if any) within sixty (60) days of that date to directors under the 1997 Stock Option Plan for Outside Directors and other agreements as a result of the merger.


(4) All of such shares are held jointly by Mr. Vanechanos, Sr. and his spouse.

(5) All of such shares are held jointly by Mr. DiPalma and his spouse.


(6) The address of each person is c/o DynamicWeb Enterprises, Inc., 271 Rt. 46 West, Suite F209, Fairfield, New Jersey 07004.



(7) Does not include options that may be granted in connection with a settlement of litigation.



(8) Includes beneficial ownership of options exercisable within 60 days of February 29, 2000.


eB2B


    The following table sets forth, as of February 29, 2000, information as to:
(a) the beneficial ownership of eB2B common stock by (i) each person serving as a director of eB2B on such date, (ii) each person who qualifies as a 'named executive officer' as defined in Item 402(a)(2) of Regulation S-B under the Exchange Act, and (iii) all of such directors and executive officers of eB2B as a group; and (b) each person known to eB2B as having beneficial ownership of more than five percent (5%) of eB2B common stock as of February 29, 2000.



    As of February 29, 2000, eB2B had 2,915,089 shares of common stock, 300 shares of Series A Convertible Preferred Stock, and 3,299,999 shares of Series B Convertible Preferred Stock issued and outstanding.



                                                                 BENEFICIAL            PERCENT OF
NAME AND ADDRESS                                                OWNERSHIP OF             COMMON
OF BENEFICIAL OWNER                                           CAPITAL STOCK(1)         STOCK (12)
-------------------                                           ----------------         ----------
Peter J. Fiorillo(2)........................................       1,379,326 (3)         10.05%
Joseph Bentley(2)...........................................         554,294 (4)          4.04%
Kevin Hayes(2)..............................................         820,889 (5)          5.98%
Victor L. Cisario(2)........................................          41,666 (6)          0.30%
Barry Goldstein(2)..........................................          41,666 (6)          0.30%
Christopher Byrnes(2).......................................          17,500 (7)          0.13%
Michael S. Falk(8)..........................................         413,116(9)           3.01%
Timothy Flynn(8)............................................         298,922(10)          2.18%
Commonwealth Associates, L.P(8).............................         559,012(11)          4.36%
All directors and executive officers as a group (8                 3,567,379             25.99%
  persons)..................................................


---------

(1) Except as otherwise noted, each individual or entity has sole voting and investment power over the securities listed. Includes ownership of options and warrants that are exercisable within 60 days.

(2) Except as otherwise noted, the address of each person is c/o eB2B Commerce, Inc., 29 West 38th Street, New York, New York 10018.


(3) Includes 250,000 shares underlying immediately exercisable options and 16,000 shares of eB2B common stock gifted to family members.



(4) Includes 100,000 shares underlying immediately exercisable options and 18,180 shares of eB2B common stock gifted to family members.


(5) Includes 100,000 shares underlying immediately exercisable options.


(6) Includes 33,333 shares underlying immediately exercisable options and 8,333 options that will vest in 60 days.



                                              (footnotes continued on next page)

(footnotes continued from previous page)


(7) Includes 5,000 shares underlying immediately exercisable options.



(8) The address is c/o Commonwealth Associates, L.P., 830 Third Avenue, New York, New York 10022.



(9) Mr. Falk became a director of eB2B on January 4, 2000. In addition, he is a principal of Commonwealth Associates, L.P. Includes 27,273 shares underlying Series B Preferred Stock and 371,411 shares underlying immediately exercisable warrants held by Mr. Falk. Includes 2,273 shares underlying Series B Preferred Stock and 4,943 shares underlying immediately exercisable warrants held jointly by Mr. Falk and his wife. Includes 2,273 shares underlying Series B Preferred Stock and 4,943 shares underlying immediately exercisable warrants held by Mr. Falk's IRA account. The amount does not include 599,012 shares underlying immediately exercisable warrants granted to Commonwealth Associates, L.P. as a fee for acting as placement agent in connection with eB2B's private placement offering.



(10) Mr. Flynn became a director of eB2B on January 4, 2000. Includes 188,636 shares underlying Series B Preferred Stock and 110,286 shares underlying immediately exercisable warrants held by the Flynn Corporation, of which Mr. Flynn is the principal owner. Includes 50,000 shares underlying options that were granted to Mr. Flynn upon accepting a position on eB2B's Board of Directors.



(11) Includes 599,012 shares underlying immediately exercisable warrants granted as a fee for acting as placement agent in connection with eB2B's private placement offering.



(12) The ownership percentages are calculated on a fully diluted basis, including options and warrants exercisable within 60 days, giving effect to shares underlying immediately exercisable options and warrants, the Series A Preferred Stock, and the Series B Preferred Stock as follows: 13,726,951 shares.

                              PROPOSAL NUMBER ONE
                                   THE MERGER

GENERAL


    This proxy statement/prospectus is being furnished to the Company's stockholders in connection with the solicitation of proxies by the Company's board of directors from stockholders of the shares of the Company's common stock for use at the Company's special stockholders' meeting to be held on Tuesday, April 18, 2000. This proxy statement/prospectus also constitutes the Company's prospectus, which is part of a registration statement on Form S-4 filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, to register the shares of the Company's common stock to be issued to the stockholders of eB2B in the merger.


BACKGROUND OF THE MERGER

    In May 1999, the board of directors of the Company conducted a meeting to determine the goals of the Company during the next twelve (12) months. The organizing principle in developing the goals was the best interest of the stockholders and, more specifically, identifying the most effective way to maximize the value of the Company's existing assets to benefit its stockholders. As a result of the discussions during the meeting, the Company's board of directors developed the following five goals:


    (1) to expand the scope of the Company's mission;



    (2) to expand the depth of the Company's organization;



    (3) to obtain effective financial sponsorship;



    (4) to raise substantial capital; and



    (5) to potentially attain a listing on The Nasdaq Stock Market.



    The Company's board of directors concluded that, in order to achieve these five goals, the Company would need to enter into a strategic partnership or a merger with another entity. Based on this conclusion, the board of directors instructed management of the Company to seek an investment banker and/or financial advisor to assist the Company in identifying potential strategic partners. The Company worked with several financial advisors thereafter but was unable to locate suitable transaction candidates at acceptable values. In September 1999, the Company engaged Sands Brothers & Company, Ltd., which the Company contends has not made any introductions that resulted in a strategic partnership or other transaction.



    In October 1999, Jerry Messana of Commonwealth Associates, L.P. placed an unsolicited phone call to the Company's Chief Executive Officer, Steven L. Vanechanos, Jr. Mr. Messana informed Mr. Vanechanos, Jr. that Commonwealth Associates, L.P. had researched the Company and believed that there were several opportunities available to the Company in the electronic commerce business to-business industry. Mr. Messana invited Mr. Vanechanos, Jr. to make a presentation to Commonwealth Associates, L.P.'s Chief Executive Officer, Michael Falk, and other members of Commonwealth's senior corporate finance committee. Mr. Vanechanos, Jr. made this presentation on October 26, 1999.


    On October 27, 1999, Commonwealth Associates, L.P. introduced eB2B's Chief Executive Officer, Peter J. Fiorillo, Chief Financial Officer, Joseph Bentley, and Chief Technology Officer, Kevin Hayes, to Mr. Vanechanos, Jr. At this meeting, Commonwealth Associates, L.P. proposed the following transactions:

     eB2B would complete a private placement for a minimum of $15 million, with Commonwealth Associates, L.P. as the placement agent;

     eB2B would alleviate the Company's financial crisis by lending the Company $2 million for interim financing; and

     eB2B would merge into the Company in a reverse merger.


    Following this meeting, Mr. Fiorillo and Mr. Bentley visited the Company's corporate headquarters, where they met with Mr. Vanechanos, Jr. and the Company's President, James D. Conners. The executive officers of the respective companies agreed that the two companies complemented each other and that it would be in the best interests of their stockholders to pursue a merger in the near future. On November 2, 1999, the executive officers tentatively agreed to the following proposals:


     eB2B would complete a private placement for at least $15 million;

     subject to execution of a letter of intent, eB2B would lend the Company $2 million;


     upon the consummation of the merger, the Company would issue a minimum of 25,000,000 shares of its common stock in exchange for all of the capital stock, on a fully diluted basis, of eB2B in accordance with an exchange formula to be agreed;


     owners of eB2B preferred stock, warrants, options and other securities convertible into eB2B common stock would receive preferred stock, warrants, options and other securities convertible upon similar terms and conditions into Company common stock; and

     stockholders of eB2B would receive additional shares, in accordance with a formula, if more than $15 million was raised in eB2B's private placement.


    During the week following November 2, 1999, the boards of both companies considered and approved the terms of the merger as set forth in a binding Letter Agreement, executed November 10, 1999. The Letter Agreement obligated the parties to enter into a definitive merger agreement. The definitive Agreement and Plan of Merger was executed on December 1, 1999.



    Subsequent to the execution of the merger agreement, the Company and eB2B engaged in discussions concerning certain modifications to the merger agreement proposed by the Company. The modifications agreed upon by the Company and eB2B are reflected in Amendment No. 1 to Agreement and Plan of Merger, which was executed on February 29, 2000.



RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS AND THE COMPANY'S REASONS FOR THE MERGER



    The Company's board of directors believes that the merger is fair to, and in the best interests of, the Company and the Company's stockholders. Accordingly, the Company's board of directors has unanimously approved the merger agreement, as amended, and recommends that the Company's stockholders vote FOR the approval and adoption of the merger agreement, as amended, and the transactions contemplated thereby, including the merger.


    In reaching its decision to approve the merger agreement and recommend its approval to the Company's stockholders, the Company's board of directors consulted with the Company's management and, through management, with its legal advisors. The Company's board of directors considered a variety of factors, including the following:

  - The merger with eB2B accomplishes the board's five goals for a strategic partnership, including:


    (1) to expand the scope of the Company's mission;



    (2) to expand the depth of the Company's organization;



    (3) to obtain effective financial sponsorship;



    (4) to raise substantial capital; and



    (5) to potentially attain a listing on The Nasdaq Stock Market.



  - The written opinion of Auerbach, Pollak & Richardson, Inc. which states that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the proposed issuance of shares contemplated by the merger is fair, from a financial point of view, to the Company's stockholders. A copy of such opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix C to this proxy statement/prospectus and is incorporated herein by reference.



  - The structure and terms of the merger agreement, which was the product of significant arm's length negotiations and, among other things: is substantially reciprocal in nature as to representations, warranties and covenants; provides for conversion ratios that will not fluctuate in the event that there are any increases or decreases in the price of the Company's common stock; and permits the Company to terminate the merger agreement for a certain fee under circumstances where the Company's board receives a competing proposal which the Company's board of directors determines is more advantageous to the Company's stockholders than the merger with eB2B.


  - The ability to obtain a premium to the Company's cash in the form of lower conversion ratios under certain circumstances.

  - The Company's evaluation of other potential transactions, particularly in light of the difficulties the Company faced in commanding value in such transactions due to the Company's relatively small size and cash concerns.


  - The results of the Company's due diligence investigation of eB2B.



    Also in its deliberations concerning the merger, the Company's board of directors considered potential risk factors that could adversely affect the Company's stockholders. Some, but not all, of the risk factors considered include the following:



    - eB2B might not be able to raise the $15 million required in its private placement.



    - The value to be received in the merger, based on the Exchange Ratio, might not be fair to the Company's stockholders notwithstanding the fairness opinion.


    - The shares held by the Company's stockholders would be significantly diluted as a result of the merger.

    - After the merger, the Company's management will consist of eB2B's current management, which may not be as effective as the Company's current management.

    - Sands Brothers & Co., Ltd. claimed that it is entitled to a finder's fee in connection with the merger and, if the Company disputed this claim, a legal dispute might ensue between Sands Brothers & Co., Ltd. and the Company.

    - The potential benefits sought in the merger might not be fully realized or may take longer to achieve than anticipated.


    - Integrating the businesses of the two companies and Netlan Enterprises, Inc., which was recently acquired by eB2B, might be difficult.



    - eB2B's products might not be scalable and therefore would not provide a good foundation for expansion of the products, services and business of the Company after the merger.



    - Other applicable risks described in this proxy statement/prospectus under 'Risk Factors' starting on page 13.


    After due consideration, the Company's board of directors concluded that the Company could avoid or mitigate some of these risks, and that, on balance, the potential benefits of the merger outweighed the risks associated with the merger.


    The above discussion of the information and factors considered by the Company's board is not intended to be exhaustive, but includes all material factors considered by the Company's board. In reaching its determination to approve and recommend the merger, the Company's board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. The Company's board unanimously recommends that the Company's stockholders vote FOR adoption and approval of the merger agreement, as amended.



eB2B'S REASONS FOR THE MERGER


    eB2B's board of directors believes that the merger is fair to and in the best interests of eB2B and its stockholders. Accordingly, eB2B's board of directors has unanimously approved the merger agreement and the consummation of the merger.

    In reaching its decision, eB2B's board consulted with its management, as well as its financial and legal advisors, and considered a variety of factors. Among the factors considered in the deliberations of eB2B's board of directors were the following:

     historical information concerning the Company's and eB2B's respective financial performance, results of operations, assets, liabilities, operations, technology, management and competitive position, including the information set forth in the Company's reports filed with the Securities and Exchange Commission during the past fiscal year;

     the complementary nature of the companies' businesses and technology and possible synergies from combining the two companies;

     the view of management of eB2B with respect to the financial condition, results of operations, assets, liabilities, businesses and prospects of the companies after giving effect to the merger;

     identifying the strategic alternative that would provide the greatest stockholder value;

     current market conditions and historical trading information with respect to the Company;


     the terms of the merger agreement, which was the product of substantial arm's length negotiations and contains extensive representations and warranties; provides for certain indemnification rights; and, under certain circumstances, requires the Company to pay a fee to eB2B in the event of termination by the Company;


     the expected tax-free treatment to eB2B stockholders;

     the results of the due diligence investigation of the Company conducted by eB2B's management and counsel;

     eB2B's dependence on a limited number of customers and the Company's track record demonstrating an ability to develop a base of retailer customers; and

     the greater experience of some of the Company's personnel, particularly its software developers and sales and marketing personnel.

    eB2B's board of directors also identified and considered a variety of potential negative factors in its deliberations concerning the merger, including, but not limited to:

     the risk to eB2B stockholders that the value to be received in the merger could decrease significantly due to the fixed Exchange Ratio;

     the risk that the potential benefits sought in the merger might not be fully realized or may take longer to achieve than anticipated;

     the potential difficulties in integrating the businesses of the two companies;

     the claim of Sands Brothers & Company, Ltd. for a finder's fee in connection with the merger; and


     other applicable risks described in this proxy statement/prospectus under 'Risk Factors' starting on page 13.


    After due consideration, eB2B's board of directors concluded that eB2B could avoid or mitigate some of these risks, and that, on balance, the potential benefits of the merger outweighed the risks associated with the merger.


    The above discussion of the information and the factors considered by eB2B's board of directors is not intended to be exhaustive, but eB2B's board believes that it includes all material factors considered by eB2B's board. In reaching its determination to approve and recommend the merger, the board did not assign any relative or specific weights to the foregoing factors. However, after taking into consideration all of the factors set forth above, eB2B's board of directors concluded that the merger agreement as amended was fair to, and in the best interests of, eB2B and its stockholders and that eB2B should proceed with the merger.


OPINION OF FINANCIAL ADVISOR


    In December 1999, the Company requested Auerbach, Pollak & Richardson, Inc. ('Auerbach') to render an opinion as to whether the proposed merger was fair to the stockholders of the Company from a financial point of view. Auerbach is a nationally recognized investment banking firm that is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, and valuations for corporate and other purposes. Auerbach was retained by the Company in December 1999. Neither Auerbach nor any of its affiliates has previously provided any


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

financial advisory services to the Company or had any other material relationship with the Company or any of its affiliates. In connection with its review of the fairness of the merger consideration, Auerbach did not provide any recommendations concerning the amount of such consideration.



    On March 16, 2000, Auerbach rendered to the Company's board a written opinion that, as of such date and based upon the considerations set forth in the opinion, the proposed issuance of shares contemplated by the merger was fair from a financial point of view to the holders of the shares of the Company's common stock. The full text of the Auerbach opinion is attached as Appendix C to this proxy statement/prospectus.



    The Company's stockholders are urged to read the opinion carefully and in its entirety. The Auerbach opinion has certain limitations: it is directed to the Company's board, it addresses only the fairness of the merger consideration from a financial point of view to the holders of the shares of the Company's common stock, and it does not address any other aspect of the merger or constitute a recommendation to any of the Company's stockholders or the stockholders of eB2B as to how such stockholders should vote on the merger or any other matter at a special meeting. This summary is qualified in its entirety by reference to the full text of such opinion.



    In arriving at its opinion, Auerbach, among other things, completed the following: (i) reviewed this proxy statement/prospectus; (ii) reviewed the merger agreement and the amendment thereto; (iii) reviewed the Company's filings with the Securities and Exchange Commission, including the most recent report on Form 10-KSB and certain quarterly reports on Form 10-QSB, and audited financial statements for the Company for the year ended September 30, 1998, and September 30, 1999 and unaudited statements for the quarter ended December 31, 1999; (iv) reviewed the Company's internal business and financial analyses prepared by the Company's management; (v) reviewed eB2B's Confidential Private Placement Memorandum for Series B Convertible Preferred Stock, dated
November 1, 1999, as supplemented November 2, 1999 and November 18, 1999;
(vi) reviewed the audited financial results for the years ended December 31, 1998 and 1999 and the unaudited financial results for the year ended
December 31, 1997, for Netlan; (vii) reviewed the audited financial results for the years ended December 31, 1998 and 1999, for eB2B; (viii) reviewed certain internal financial analyses and business forecasts for eB2B and Netlan prepared by management and agents for each firm; (ix) visited the corporate headquarters and conducted meetings with members of management of the Company, eB2B and Netlan, in which the companies' management discussed their businesses and business prospects; and (x) reviewed the results of a variety of financial and comparative analyses performed by Auerbach. Auerbach considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant. Auerbach also had discussions with certain officers and employees of the Company, eB2B and Netlan to review the foregoing as well as other matters it believes relevant to its analysis.



    In connection with its opinion, with the permission of the Company and without any independent verification, Auerbach relied on the accuracy and completeness of all the financial and other information reviewed by Auerbach, furnished or otherwise communicated to Auerbach by the Company or obtained by Auerbach from publicly available sources. Auerbach did not make an independent valuation or appraisal of the assets or liabilities of the Company, eB2B or Netlan and was not furnished with any such valuation or appraisal. Due to the significant reorganization of the businesses of the Company, eB2B and Netlan and the uncertain nature of long-term, consolidated pro forma projections anticipated to result from the merger, Auerbach did not perform a discounted cash flow analysis to arrive at its opinion. Any inaccuracies or omissions in the information on which Auerbach relied could materially affect its opinion.



    In conjunction with rendering its written opinion, dated March 16, 2000, to the board of directors of the Company, Auerbach presented an initial summary of its analysis to the board on January 14, 2000 and an updated summary of its analysis to the board on March 16, 2000. Set forth below is a brief summary of the analyses performed by Auerbach in reaching its March 16, 2000 opinion.


    Analysis of selected comparable publicly traded companies. Using publicly available information and estimates of future financial results published by IBES, an industry service provider of earnings estimates based on averages of earnings estimates published by various investment banking firms, Auerbach compared certain financial and operating information and ratios for the Company, eB2B and

Netlan with the corresponding financial and operating information for twenty-two publicly-traded companies involved in the general business areas of providing
(1) business-to-business vertical Internet portals; (2) business-to-business software and services; (3) business-to-business packaged applications; and (4) Internet services companies. All multiples were based on closing stock prices as of March 10, 2000.


    The business-to-business vertical Internet portal companies used in Auerbach's analysis included: Retek, Inc.; Sourcing Link.net, Inc.; Commerce One, Inc.; Entrade, Inc.; Cyber Merchants Exchange, Inc.; and VerticalNet, Inc. Auerbach's analysis yielded public company market multiples in ranges of approximately 41x to 1,114x total market value to revenues; and 22x to 158x equity value to book value. Neither total market value to operating income or total market value to earnings provided meaningful comparisons due to the ongoing losses at the majority of these companies. These multiples compare to the Company's total market value to revenue of 5x and equity value to book value of 19x, based on the November 10, 1999 pre-announcement closing per share price of $4.75, and total market value to revenue of 19x and equity value to book value of 76x based on the March 10, 2000 closing per share price of $18.13.



    The business-to-business software and services companies used in Auerbach's analysis included: Harbinger Corporation; Sterling Commerce, Inc.; Calico Commerce, Inc.; PurchasePro.com, Inc.; and Ariba, Inc. Auerbach's analysis yielded public company market multiples in ranges of approximately 1x to 948x total market value to revenues; and 1x to 264x equity value to book value. Neither total market value to operating income or total market value to earnings provided meaningful comparisons due to the inconsistency of available information and the incomparable nature of the evaluation points. These multiples compare to the Company's total market value to revenue of 5x and equity value to book value of 19x, based on the November 10, 1999 pre-announcement closing per share price of $4.75, and total market value to revenue of 19x and equity value to book value of 76x based on the March 10, 2000 closing per share price of $18.13.



    The business-to-business packaged application companies used in Auerbach's analysis included: Open Market, Inc.; Interworld Corporation; Broadvision, Inc.; and Vignette Corporation. Auerbach's analysis yielded public company market multiples in ranges of approximately 42x to 294x total market value to revenues; and 43x to 170x equity value to book value. Neither total market value to operating income or total market value to earnings provided meaningful comparisons due to the ongoing losses at the majority of these companies. These multiples compare to the Company's total market value to revenue of 5x and equity value to book value of 19x, based on the November 10, 1999 pre-announcement closing per share price of $4.75, and total market value to revenue of 19x and equity value to book value of 76x based on the March 10, 2000 closing per share price of $18.13.



    The Internet services companies used in Auerbach's analysis include: Braun Consulting, Inc.; Breakaway Solutions, Inc.; Luminant Corporation; Proxicom, Inc.; Scient Corporation; Tanning Technology Corporation; and Viant Corporation. Auerbach's analysis yielded public company market multiples in ranges of approximately 6x to 125x total market value to revenues; and 2x to 100x equity value to book value. Neither total market value to operating income or total market value to earnings provided meaningful comparisons due to the inconsistency of available information and the incomparable nature of the evaluation points. These multiples compare to the Company's total market value to revenue of 5x and equity value to book value of 19x, based on the pre-announcement closing per share price of $4.75, and total market value to revenue of 19x and equity value to book value of 76x based on the March 10, 2000 closing per share price of $18.13.



    Precedent transaction analysis. Auerbach analyzed the aggregate value and implied transaction value multiples paid or proposed to be paid in selected merger or acquisition transactions in industries similar to the Company. Auerbach compared, among other things, the aggregate value in these transactions as a multiple of the latest 12 months revenues and equity closing sales prices one day and one month prior to the announcement of such transactions. In the course of this evaluation, Auerbach took into consideration both public and private transactions where information was readily available. Among others, transactions covered in this evaluation included: Vertical Net, Inc. in its transactions with (a) Techspex, Inc., (b) LabX Technologies, Inc., (c) NECX Exchange, LLC, and (d) Isadra, Inc.; Chemdex, Corp. in its transactions with (a) Promedix.com, Inc. and (b) SpecialtyMD.com Corporation;

Netgateway, Inc. in its transaction with Galaxy Enterprises, Inc.; Ariba, Inc. in its transactions with (a) Trading Dynamics, Inc. and (b) TRADEX Technologies, Inc.; ShopNow.com, Inc. in its transaction with Galleon Distributed Technologies, Inc.; America Online, Inc. in its transaction with Netscape, Inc.; Braun Consulting, Inc. in its transaction with Emerging Technologies Consultants, Inc.; Vignette Corporation in its transactions with (a) Diffusion, Inc. and (b) DataSage, Inc.; Calico Commerce in its transaction with Connectinc.com Corporation; Razorfish, Inc. in its transaction with International Integration, Inc.; Broadvision, Inc. in its transaction with Interleaf, Inc.; Verisign, Inc. in its transactions with (a) Signio, Inc. and
(b) Network Solutions, Inc.; and Open Market, Inc. in its transaction with FutureTense, Inc. The range of transaction premiums included in this evaluation, based upon contribution analyses of each company and the exchange ratios or per share purchase prices of these transactions, ranged from premiums of 0% to 674% above fair market values. These transaction premiums compare to the Company's proposed transaction premium, based upon its latest 12 months revenues, cash and working capital accounts, shareholder's equity, book value, and equity closing sales prices between one day and one month prior to the announcement of the proposed transaction, which range from a proposed acquisition premium of 11% to a premium of 67% above its imputed fair market value.



    No company or transaction used in the above analyses is identical to the Company, eB2B, Netlan or the proposed merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared.



    The material analyses performed by Auerbach have been summarized above. Nonetheless, the summary set forth above does not purport to be a complete description of the analyses performed by Auerbach. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to a summary description. Auerbach did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, Auerbach considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Auerbach did not place a particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination.



    In performing its analyses, Auerbach made numerous assumptions with respect to the Company's performance, general business and economic condition and other matters. The analyses performed by Auerbach are not necessarily indicative of future actual values or future results, which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Auerbach used in its analyses various projections of future performance prepared by the management of eB2B and the Company. The projections were based on numerous variables and assumptions which are inherently unpredictable and which may not occur as projected. Accordingly, actual results could vary significantly from those assumed in the projections and any related analyses. Auerbach's opinion does not address the relative merits of the proposed merger as compared to any alternative business strategies that might exist for the Company or the effect of any other business combination in which the Company might engage.



    Pursuant to the terms of Auerbach's engagement, the Company has agreed to pay Auerbach for its financial advisory services in connection with the fairness opinion an aggregate fee of $135,000. The Company also has agreed to reimburse Auerbach for reasonable out-of-pocket expenses incurred by it in performing its services, including reasonable fees and expenses for legal counsel, and to indemnify Auerbach and certain related persons and entities against certain liabilities, including liabilities under the federal securities laws, arising out of Auerbach's engagement. In the ordinary course of its business, Auerbach and its affiliates may actively trade the debt and equity securities of the Company for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

    Auerbach's opinion is available for inspection and copying at the Company's principal executive offices during regular business hours by any Company stockholder or any representative of a Company stockholder so designated in writing.





TERMS OF THE MERGER AGREEMENT, AS AMENDED



    The following is a brief summary of the material provisions of the merger agreement, as amended by the amendment no. 1 to the merger agreement, copies of which are attached as Appendix A and Appendix B, respectively, to this proxy statement/prospectus and incorporated by reference. The following summary of the amended merger agreement does not purport to be complete. Stockholders of the Company and eB2B are urged to read the merger agreement, as amended, carefully and in its entirety for a more complete description of the terms and conditions of the merger agreement.


CLOSING; CONSUMMATION OF THE MERGER


    Following the adoption and approval of the amended merger agreement by the Company stockholders and the satisfaction or waiver of certain other conditions described in the merger agreement, eB2B will merge into the Company. The closing of the merger will take place at 9:00 a.m. Eastern Standard Time on the third
(3rd) day after the receipt of the Company stockholder approval, unless another time is agreed by the Company and eB2B that will be within five (5) days after the receipt of the Company stockholder approval. The merger will become effective at the date and time of the filing of a certificate of merger with the Secretary of State of the State of Delaware and the Secretary of State of the State of New Jersey.


CERTIFICATE OF INCORPORATION; BYLAWS


    The certificate of incorporation and bylaws of the Company in effect at the time of the consummation of the merger will remain the certificate of incorporation and bylaws of the Company after the merger until such time as they will be duly altered, amended or repealed, except that, following stockholder approval, the Company's certificate of incorporation will be amended and restated in connection with the consummation of the merger as described under 'Proposal Number Two -- Amendments to the Company's Certificate of Incorporation.'


DIRECTORS AND OFFICERS


    Upon the consummation of the merger, the directors and officers of eB2B then in office will become the directors and officers of the Company.


THE MERGER CONSIDERATION


    Each share of eB2B common stock will be exchanged for 2.66 shares of Company common stock (the 'Exchange Ratio'), subject to adjustment as described below.



    Each share of eB2B preferred stock, warrant, option or other security convertible into eB2B common stock will be exchanged for shares of Company preferred stock, warrants, options or other securities convertible into Company common stock, as the case may be, having the same terms as the eB2B convertible securities being exchanged. The number of shares of Company common stock issuable upon exercise or conversion of such Company preferred stock, warrants, options or other convertible securities being delivered will be determined by multiplying (i) the number of shares of eB2B common stock issuable upon exercise or conversion of such eB2B preferred stock, warrants, options or other convertible securities being exchanged by (ii) the Exchange Ratio, subject to adjustment as described below. The exercise or conversion price of the Company preferred stock, warrants, options or other convertible securities being delivered will be determined by dividing (i) the exercise or conversion price of the eB2B preferred stock, warrants, options or other convertible securities being exchanged by (ii) the Exchange Ratio, subject to adjustment as described below.



    The Exchange Ratio may be adjusted if, at the merger, the former eB2B stockholders would own greater or less than 88.12% of the fully-diluted outstanding shares of the Company (provided that, for the purpose of calculating the percentage of shares owned by former eB2B stockholders, the following securities are excluded: (A) with respect to eB2B,
(i) shares of eB2B stock underlying stock options granted to eB2B employees after October 31, 1999, (ii) shares of eB2B stock underlying warrants granted to eB2B customers after October 31, 1999, and (iii) eB2B securities issued in connection with the merger with Netlan Enterprises, Inc. and (B) with respect to the Company, shares of Company capital stock issued to new employees of the Company after February 29, 2000).


    No fractional shares will be issued in connection with the merger. The number of shares to be delivered to the eB2B stockholders will be rounded to the nearest whole share.

EXCHANGE OF STOCK CERTIFICATES


    On the effective day of the merger, the Company will deposit, or cause to be deposited, with American Stock Transfer & Trust Company, as exchange agent, for the benefit of the former stockholders of eB2B certificates representing Company securities to be issued in exchange for certificates representing eB2B securities outstanding immediately prior to the consummation of the merger. Thereafter, the Company will deposit, or cause to be deposited, with the exchange agent, for the benefit of any former stockholders of eB2B who have not yet surrendered their certificates for exchange, the amount of dividends or other distributions, if any, with a record date after the consummation of the merger but prior to surrender, payable with respect to any Company securities remaining in the exchange fund on such record date (such amount, if any, will be deposited on the appropriate payment date). The 'exchange fund' refers to Company securities deposited pursuant to the terms mentioned above, together with any cash deposited from time to time with the exchange agent pursuant to the merger agreement.



    Promptly after the consummation of the merger, upon surrender to the exchange agent of the certificate representing eB2B securities for cancellation and presentation of a letter of transmittal executed and completed according to the appropriate instructions, the exchange agent will distribute to each former stockholder of eB2B, the appropriate amount of Company securities into which such eB2B securities were converted or exchanged pursuant to the merger agreement. In addition, the exchange agent will distribute any dividends or distributions which the former stockholder of eB2B is entitled to receive pursuant to provisions of the merger agreement (after giving effect to any required withholding tax). Certificates representing eB2B securities surrendered in such a manner will be canceled.



    No dividends or other distributions declared or made with respect to the Company securities on or after the consummation of the merger will be paid to any stockholder of eB2B until the stockholder surrenders any certificate representing an eB2B security.



    Any portion of the exchange fund which remains unclaimed by the former stockholders of eB2B for twelve (12) months after the consummation of the merger will be delivered to the Company, upon demand. Also, any former stockholders of eB2B who have not complied with the procedures for the exchange of certificates found in the merger agreement will, subject to applicable laws, after the merger look only to the Company for any Company securities and any cash to which they are entitled.



    The Company or the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any former stockholder of eB2B such amounts as the Company or the exchange agent are required to deduct and withhold in order to make payments required under the Internal Revenue Code, or any other tax law. Such withheld amounts, if any, will be treated for all purposes of the merger agreement as having been paid to the former stockholder of eB2B for whom such deduction and withholding was made by the Company.



    If any eB2B securities certificates are lost, stolen or destroyed, the person claiming the certificate to be lost, stolen or destroyed must make an affidavit to that fact and, if required by the Company, post a bond in such reasonable amount as the Company may direct (as indemnity against claims that may be made against it with respect to such certificate). The exchange agent will then issue in exchange for such lost, stolen or destroyed certificate, a certificate for the Company securities to which the eB2B stockholder may be entitled pursuant to the merger agreement and any other distributions to which the eB2B stockholder thereof may be entitled pursuant to the merger agreement.

REPRESENTATIONS AND WARRANTIES

    Each of eB2B and the Company have made certain customary representations and warranties in the merger agreement relating to, among other things:

     its organization, existence and good standing;

     its capitalization;

     the authorization, execution, delivery and enforceability of the merger agreement and related matters;

     compliance with laws;

     the absence of conflicts under its charter, bylaws and material agreements;

     broker's fees;

     continuity of business activities;

     title to assets and properties;

     its financial statements and the accuracy of the information contained therein;

     the absence of certain material changes and events;

     tax matters;

     real property;

     intellectual property;

     tangible assets;

     material contracts;

     notes and accounts receivable;

     absence of powers of attorney;

     insurance;

     litigation;

     product warranty;

     product liability;

     employees;

     employee benefits;

     environmental, health and safety matters;

     certain business relationships;


     Year 2000 compliance;



     takeover statutes; and



     disclosure.



The merger agreement also contains representations and warranties of the Company relating to:



     registration of its securities and filing of documents with the SEC; and



     guaranties of other persons.


    The merger agreement also contains representations and warranties made by eB2B relating to its private placement memorandum prepared in connection with its most recent private placement of securities.

CERTAIN COVENANTS OF THE COMPANY REGARDING ACTIONS PRIOR TO THE MERGER

    The Company has agreed to use its best efforts to cause the following to occur immediately prior to the merger:


     The amendment of the Company's certificate of incorporation in a manner acceptable to eB2B and the Company (See Proposal Number Two -- Amendments to the Company's Certificate of Incorporation'); and


     The authorization and designation of an additional series of Company preferred stock which, to the maximum extent possible, will have the same terms as the eB2B preferred stock. Such new series of Company preferred stock will be the preferred stock delivered to stockholders of eB2B preferred stock upon their surrender of such shares in accordance with the merger agreement.



CONDUCT OF BUSINESS PRIOR TO THE MERGER



    eB2B and the Company have agreed that neither company will, prior to the merger, engage in any practice, take any action, or enter into any transaction outside the ordinary course of business, without the prior written consent of the other party. Specifically, the companies agreed to obtain the other party's written consent in order to:



     authorize any change to the Company's or eB2B's certificate of incorporation or bylaws (except as contemplated by the merger agreement);


     grant any options, warrants, or other rights to purchase or obtain any of its capital stock or issue, sell or otherwise dispose of any of its capital stock (except as set forth in the merger agreement);

     declare, set aside, or pay any dividend or distribution with respect to its capital stock (whether in cash or in kind), or redeem, repurchase or otherwise acquire any of its capital stock;

     issue any note, bond or other debt security or create, incur, assume or guaranty any indebtedness for borrowed money or any other liability;

     grant or agree to grant any security interest upon any of its assets;

     make any capital investment in, make any loan to or acquire the securities or assets of any other person;

     transfer any of its assets;

     make any change in employment terms for any of its directors, officers and employees or, whether in the ordinary course of business or not, enter into any transactions with any of its affiliates, officers, directors or stockholders; or

     commit to any of the foregoing.

Nevertheless, eB2B and the Company agree that any action taken by eB2B which is materially consistent with the description of the anticipated use of proceeds by eB2B and the description of eB2B's strategy as set forth in eB2B's private placement memorandum will be considered to be in the ordinary course of business of eB2B. Further, eB2B has the right to take other actions that are outside the ordinary course of business if it obtains the consent of the Company, provided that such consent will not be unreasonably withheld by the Company.


    In addition to the foregoing restrictions, the Company also agreed not to initiate new employment of any person on terms providing for compensation in excess of $50,000 without eB2B's consent or file any Form S-3 or otherwise register any of its securities other than in connection with this proxy statement/prospectus.


EXCLUSIVITY

    The Company agreed not to directly or indirectly solicit, encourage, initiate or participate in any discussions or enter into any agreement with respect to any offer or proposal to acquire all or a substantial part of the Company's business or any of its capital stock. However, the board of directors of the Company remains obligated to exercise its fiduciary responsibility to its stockholders with respect to any unsolicited offers received by the Company.

INSURANCE AND INDEMNIFICATION

    The Company after the merger will provide each individual who served as a director or officer of eB2B at any time prior to the consummation of the merger with liability insurance for a period of forty-eight (48) months after the consummation of the merger on terms no less favorable in coverage and amount than any applicable insurance currently in effect for eB2B, provided that the cost of liability insurance amount does not exceed $25,000 per annum. The Company, as the surviving corporation in the merger, will observe any indemnification provisions now existing in the certificate of incorporation or bylaws of eB2B for the benefit of any individual who served as a director or officer of eB2B at any time prior to the consummation of the merger. The Company will indemnify each individual who served as a director or officer of eB2B at any time prior to the consummation of the merger from and against any matter resulting from, arising out of, relating to, in the nature of, or caused by the merger agreement or any of the transactions contemplated by it (except for any liability incurred as a result of fraud). After the merger, the Company will use its reasonable efforts to obtain coverage at least as favorable as the coverage contemplated in the merger agreement for each person who has resigned from a position as director or officer of the Company, covering acts prior to the consummation of the merger, if available. The Company after the merger will cause any personal guaranty by any officer or director of the Company of any obligations of the Company, which was disclosed in the merger agreement, to be terminated. If the Company cannot cause such guaranty to be terminated, the Company will indemnify such officer or director with respect to such guaranty.



CONDITIONS TO THE CONSUMMATION OF THE MERGER

    Except as may be waived by eB2B in writing at or prior to the closing, eB2B's obligation to consummate the merger is also subject to satisfaction of several conditions, including:


     The merger agreement, as amended, and the merger must have received Company stockholder approval, and the number of dissenting shares, if any, must not exceed ten percent (10%) of outstanding Company shares.


     The Company's representations and warranties must be true and correct in all material respects at and as of the closing date (except with respect to matters arising as contemplated pursuant to the merger agreement or as the parties may have otherwise agreed). However, the Company may supplement its disclosure schedule to the merger agreement at or prior to the closing for any matters which would not have a material adverse effect either singularly or, together with other matters in the Company's disclosure schedule, in the aggregate.

     The Company must perform and comply with all of its covenants under the merger agreement in all material respects through the closing.

     All governmental and third party consents required for consummation of the merger must be obtained.

     The merger agreement and the merger must have received eB2B stockholder approval and the certificates of merger must be filed.

     eB2B must have received from counsel to the Company an opinion in form and substance reasonably satisfactory to eB2B, addressed to eB2B, and dated as of the closing date.

     Subject to the provisions of the merger agreement, eB2B must have received the resignations, effective as of the closing, of each director and officer of the Company other than those whom eB2B specifies in writing at least five (5) business days prior to the closing.

     Each of the directors, officers and principal stockholders of the Company must have entered into lock-up agreements containing the terms which are summarized below.

     Steven L. Vanechanos, Jr. must have executed and delivered an indemnification agreement containing the terms which are summarized below.

     Kenneth Konikowski, Executive Vice President of the Company, must have entered into an agreement to indemnify the Company for any damages incurred by the Company in connection with certain mortgage debt for which the Company and Mr. Konikowski are jointly obligated.

    Except as may be waived in writing by the Company at or prior to the closing, the obligation of the Company to consummate the merger is subject to several conditions, including:


     The merger agreement and the merger must have received eB2B stockholder approval.


     The representations and warranties of eB2B must be true and correct in all material respects at and as of the closing date (except with respect to matters arising as contemplated pursuant to the merger agreement or as the parties may have otherwise agreed). However, eB2B may supplement its disclosure schedule at or prior to the closing for any matters which would not have a material adverse effect either singularly or, together with other matters in the eB2B disclosure schedule, in the aggregate.


     eB2B must have completed a private placement of securities raising gross proceeds of at least $15 million (which has been completed as of December
     1999).


     eB2B must perform and comply with all of its covenants under the merger agreement in all material respects through the closing.


     Peter J. Fiorillo, Joseph Bentley and Kevin Hayes must have agreed to waive the terms of any agreement between such persons and eB2B regarding a change of control of eB2B to the extent that the merger constitutes a change of control.



     There must be in effect, with respect to the surviving corporation, officers and directors liability insurance in the amount of $2 million (or a lesser amount that is acceptable to the Company).



     The merger agreement, as amended, and the merger must have received Company stockholder approval and the certificates of merger must be filed.


     All material Internet domain names, trademarks and other items of intellectual property of eB2B must have been properly assigned to the surviving corporation.


     The Company and Steven L. Vanechanos, Jr. must have entered into an executive performance agreement and a consulting agreement, containing the terms summarized below under 'Interests of Certain Persons in the Merger.'


     The Company must have received from counsel to eB2B an opinion in form and substance reasonably satisfactory to the Company, addressed to the Company, and dated as of the closing date.

LOCK-UP AGREEMENTS


    The merger agreement also requires each director and officer of the Company to enter into a lock-up agreement. Under the lock-up agreement, such person agrees to not sell, assign or transfer any Company securities until twelve (12) months from December 16, 1999, and not more than 25% of such person's securities during each subsequent 90 day period thereafter. In addition, if the Company completes a private or public offering during the initial twelve (12) month period after closing of the merger, which raises at least $20 million, such person will not sell, assign or transfer the Company securities for a period of up to 12 months after such offering. However, each person entering into the lock up agreements will be permitted to sell a specified amount of such person's securities ('unlocked shares') on the later of (i) 90 days after the merger or
(ii) the date such person is no longer an affiliate of the Company (as defined in the federal securities laws), provided that, during any one week, such person shall not sell, assign or transfer more than the greater of (i) 5,000 of such unlocked shares or (ii) five percent (5%) of the average daily trading volume of the Company's common stock for the previous week.


TERMINATION

    Either eB2B or the Company may terminate the merger agreement (whether before or after stockholder approval) as provided below:

     The companies may terminate the merger agreement by mutual written consent at any time prior to the consummation of merger.

     The Company may terminate the merger agreement by giving written notice to eB2B at any time prior to the consummation of the merger: (i) in the event eB2B has breached any material representation, warranty, or covenant contained in the merger agreement in any material respect, the Company has notified eB2B of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach, or (ii) if the closing has not occurred on or before June 30, 2000, because any condition to the Company's obligation to close has not been satisfied (unless the failure results primarily from the Company's breaching any representation, warranty, or covenant contained in the merger agreement); or

     eB2B may terminate the merger agreement by giving written notice to the Company at any time prior to the consummation of the merger: (i) in the event the Company has breached any material representation, warranty or covenant contained in the merger agreement in any material respect, eB2B has notified the Company of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach, or (ii) if the closing has not occurred on or before June 30, 2000, because any condition to eB2B's obligation to close has not been satisfied (unless the failure results primarily from eB2B's breaching any representation, warranty, or covenant contained in the merger agreement).

    Effect of Termination. If any party terminates the merger agreement according to the termination provisions described above, all rights and obligations of the parties under the merger agreement will terminate without any liability to either party except that the party terminating the merger agreement will be liable to the other party for the transaction costs incurred by the other party, to be payable upon demand (unless the parties mutually agree to terminate the merger agreement, in which case, each party will be responsible for its own transaction costs).


    Break-up Fee. If the Company either withdraws from or terminates the merger agreement (other than according to the termination provisions described above), then within thirty (30) days, the Company will pay to eB2B the sum of five hundred thousand dollars ($500,000) as liquidated damages. In addition, if prior to the closing, the Company receives an unsolicited offer to participate in a transaction which would result in a change of control of the Company or a sale of all or a material portion of the assets of the Company, and the Company accepts such offer, the Company will pay eB2B the sum of five hundred thousand dollars ($500,000) as liquidated damages within thirty (30) days of the acceptance of the offer. In the event the liquidated damages described in this paragraph are not paid within thirty (30) days of the due date, the five hundred thousand dollars ($500,000) due to eB2B will be convertible, at the discretion of eB2B, into seven hundred fifty thousand (750,000) shares of Company common stock, which will be issuable immediately upon written notice to the Company to that effect. At eB2B's option, the Company shall be deemed to have withdrawn from or terminated the merger agreement if eB2B terminates the merger agreement due to the Company's breach thereof (which is not cured, as described above); if eB2B terminates the merger agreement because the closing has not occurred by June 30, 2000 due to the Company's failure to fulfill any of its obligations under the merger agreement; or if the Company's board of directors passes a resolution to propose to eB2B any material modifications to the terms of the merger agreement or any other agreement entered into in connection with the merger agreement (except if the failure to pass such resolution would violate or breach any fiduciary duty owed to the Company). However, no such break up fee will be due if the merger agreement and the merger are not approved by the Company's stockholders.


AMENDMENTS

    No amendment to the merger agreement will be effective unless in writing and signed by both eB2B and the Company.

DISPUTE RESOLUTION

    The merger agreement provides that, in the event of any dispute arising out of the merger agreement, the parties will first attempt to settle the dispute through negotiations. If the dispute is not settled within a specified time period, the dispute will be submitted to arbitration.

OTHER AGREEMENTS

INDEMNIFICATION AGREEMENT


    In connection with the merger agreement, Steven L. Vanechanos, Jr., the Company's Chief Executive Officer, has agreed to enter into an indemnification agreement with eB2B and the Company. Under the indemnification agreement, Mr. Vanechanos agrees to indemnify, defend and hold harmless the Company and its affiliates from any damages incurred as a result of any material breach or inaccuracy of any representation or warranty of the Company contained in the merger agreement if, at the time such representation or warranty was made, Mr. Vanechanos or James D. Conners had actual knowledge of such misrepresentation. For the purposes of the indemnification agreement, the representations and warranties of the Company will survive for the period from the date of the merger agreement until the conclusion of the first annual audit of the Company following the closing of the merger. No claim for indemnification may be made by the Company unless its damages are at least $250,000. If the damages exceed $250,000, the Company will be reimbursed only for the damages incurred by the Company in excess of $250,000 up to a maximum amount equal to the value of 100,000 shares of Company common stock owned by Mr. Vanechanos. To secure his obligations under the indemnification agreement, 100,000 shares of the Company's common stock owned by Mr. Vanechanos will be held in escrow pursuant to the terms of a separate escrow agreement. For the purposes of the indemnification right, the value of the shares will be calculated as the average of the closing bid prices for the shares of the common stock of the Company as reported on the principal stock exchange where such shares are traded for the ten (10) days immediately preceding and the ten (10) days immediately succeeding the date of the resolution of the claim.


LOAN AGREEMENT


    The Company has also entered into a Loan Agreement with eB2B, dated
November 12, 1999, which was amended by Amendment No. 1 to Loan Agreement, dated November 19, 1999, and Amendment No. 2 to Loan Agreement, dated February 29, 2000. Under the loan agreement, as amended, eB2B has loaned the Company $2 million.



    All loans under the loan agreement accrue simple interest at the rate of eight percent (8%) per year. The loans mature on May 12, 2000. However, if on May 12, 2000, eB2B chooses not to consummate the merger for any reason, the new maturity date of the loans will be November 12, 2000. If the loans are not repaid when due, eB2B may choose to convert the aggregate value of the loan into shares of the Company's common stock at a conversion price of $0.25 per share. In addition, the loan agreement contains customary termination provisions, as well as representations, warranties and covenants from the Company to eB2B.


    In addition, the loan agreement provides that the loan will be immediately due and payable within thirty (30) days if the Company does not obtain stockholder approval of the merger.


    Steven L. Vanechanos, Jr., has personally guaranteed repayment of the loan. Mr. Vanechanos' obligations, if any, in connection with this guarantee will be payable solely from 200,000 shares of common stock of the Company owned by Mr. Vanechanos, which he has agreed to deliver to an escrow agent to secure such obligations.


    As additional consideration for the loans, the Company also issued to eB2B warrants to purchase an aggregate of 7,500,000 shares of the Company's common stock at an exercise price of $2.00 per share.


    The warrants are exerciseable only: (i) if the merger agreement is terminated by mutual agreement or upon written notice to a party following such party's breach of or failure of a condition precedent to the agreement, (ii) if the Company otherwise withdraws from or terminates the merger agreement, or
(iii) if prior to the consummation of the merger, the Company is deemed by eB2B to have otherwise withdrawn from or terminated the merger agreement due to the board of directors of the Company passing a resolution that would propose to eB2B any material modifications to the terms of the merger agreement or to any other agreement executed and delivered by the parties pursuant to or in connection with the merger agreement (except if the failure to pass such resolution would violate or breach any fiduciary duty owed to the Company).

MATERIAL FEDERAL INCOME TAX CONSEQUENCES


    The following discussion summarizes certain material federal income tax consequences of the merger of eB2B into the Company pursuant to the amended merger agreement that are applicable to eB2B stockholders. It is based on the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury Regulations, judicial authority, and administrative rulings and practice, all as of the date of this proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect. The discussion below does not address all aspects of federal income taxation, or any state, local or foreign tax consequences of the merger. Each eB2B stockholder's tax treatment may vary depending upon the particular situation of the stockholder. Each eB2B stockholder may also be subject to special rules not discussed below if the stockholder is a certain kind of stockholder of eB2B, including:



     an individual who holds options or warrants for eB2B common stock or acquired shares of eB2B common stock through the exercise of options or warrants or similar derivative securities or otherwise as compensation;


     an insurance company;

     a tax-exempt organization;

     a financial institution or broker-dealer;

     a person who is neither a citizen nor resident of the United States; or

     a stockholder of eB2B stock as part of a hedge, appreciated financial position, straddle or conversion transaction.

    The following discussion assumes that an eB2B stockholder holds the eB2B common stock (and held any eB2B preferred stock converted or convertible into eB2B common stock) as a capital asset at the time of the merger and that such stock does not constitute 'section 306 stock.'

    Neither the Company nor eB2B has requested, or will request, an advance ruling from the Internal Revenue Service as to the tax consequences of the merger or any related transaction. The Internal Revenue Service may adopt positions contrary to that discussed below and such positions could be sustained.

    eB2B STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN APPLICABLE TAX LAWS.

    It is the intention of the Company and eB2B that the merger be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code (and that each of eB2B and the Company will be parties to the reorganization). Provided that the merger so qualifies:


     eB2B stockholders will not recognize any gain or loss as a result of the receipt of Company common stock or Company preferred stock in exchange for eB2B common stock and eB2B preferred stock pursuant to the merger. An eB2B stockholder's aggregate tax basis for the shares of Company common stock or Company preferred stock received pursuant to the merger, including any fractional share of Company common stock not actually surrendered in exchange therefor, will equal such stockholder's aggregate tax basis in shares of eB2B common stock or eB2B preferred stock held immediately before the merger.


     An eB2B stockholder's holding period for the shares of Company common stock or Company preferred stock received pursuant to the merger will include the period during which the shares of eB2B common stock or eB2B preferred stock were held. No gain or loss will be recognized by eB2B solely as a result of the merger.

    If the merger fails to qualify as a tax-free reorganization and fails to qualify as tax-free under any other provision of the Internal Revenue Code, an eB2B stockholder will recognize gain or loss with respect to each share of eB2B common stock or eB2B preferred stock exchanged. This gain or loss would equal the difference between such stockholder's tax basis in the share exchanged and the fair market value, at the time of the merger, of the Company common stock or Company preferred stock received. An eB2B stockholder's tax basis in the Company common stock or Company preferred stock received would equal its fair market value on the date of receipt, and the holding period for the

Company common stock or Company preferred stock would begin on the day after the merger. There may also be adverse tax consequences to eB2B if the merger is not treated as a tax-free reorganization.

TAX CONSEQUENCES TO THE COMPANY AND ITS COMMON STOCKHOLDERS

    No gain or loss will be recognized by the Company solely as a result of the merger. There will be no federal income tax consequences as a result of the consummation of the merger to the Company's common stockholders.

LIMITATION OF UTILIZATION OF NET OPERATING LOSS CARRYFORWARDS


    Section 382 of the Internal Revenue Code generally limits a corporation's use of its net operating loss carryforwards and certain built-in losses if the corporation undergoes an 'ownership change.' An ownership change generally occurs when a percentage of the corporation's stock held by certain persons, identified in Internal Revenue Code Section 382 as '5% Stockholders,' increases in the aggregate by more than fifty (50) percentage points over the lowest level held by such persons during a three-year testing period. If an ownership change occurs, the corporation's annual use of its net operating loss carryforwards is limited to the product of the corporation's equity value immediately before the ownership change multiplied by the applicable long-term federal tax-exempt rate. The merger will result in an ownership change of the Company for purposes of
Section 382 of the Internal Revenue Code. Under the Internal Revenue Code, after the consummation of the proposed merger with eB2B, the Company will only be able to use approximately $868,000 per year of its potential net operating loss carryforwards. The potential net operating loss carryforwards available to the Company are approximately $5.2 million, which is subject to the Section 382 limitation.


    THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A STOCKHOLDER'S DECISION WHETHER TO VOTE IN FAVOR OF THE MERGER. BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH STOCKHOLDER, EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY AFTER THE MERGER


    In accordance with the merger agreement, as amended, all of the current members of the Company's board will resign immediately prior to the consummation of the merger. Immediately following the merger, the six directors of eB2B will become the sole members of the Company's board. In addition, all of the Company's executive officers will resign upon the consummation of the merger, to be replaced by current executive officers of eB2B.



    The following table sets forth the names, ages (as of February 29, 2000) and positions of all directors and executive officers of the Company after the merger.



NAME                             AGE                       POSITION
----                             ---                       --------
Peter J. Fiorillo..............  40    Chief Executive Officer, President, Director
Joseph Bentley.................  62    Executive Vice President-Administration, Director
Kevin Hayes....................  40    Vice President, Director
Victor L. Cisario..............  38    Chief Financial Officer, Secretary, Treasurer
Barry Goldstein................  35    Chief Information Officer
Christopher Byrnes.............  42    Director
Michael S. Falk................  38    Director
Timothy P. Flynn...............  49    Director



    Peter J. Fiorillo has served as Chief Executive Officer and President of eB2B since November 1998 and as a director of eB2B since its inception. From January 1991 until October 1998, Mr. Fiorillo held various positions with FIND/SVP, Inc., a consulting and business advisory company (Nasdaq SC: FSVP), serving as Executive Vice President from November 1994 to October 1998, as Chief Financial Officer from 1991 to October 1998 and as Treasurer, Corporate Secretary, and Chief Information Officer from 1997 to October 1998. Prior to that, he was President of Robert Half of New York, an executive recruitment firm. He is a certified public accountant in New York State and has spent many years in the sporting goods industry as an investor, owner, retailer, manufacturer and developer of technology products. Mr. Fiorillo holds a bachelor of arts degree from Franklin & Marshall College.



    Joseph Bentley has held the position of Executive Vice President-Administration of eB2B since January 2000 and served as Chief Financial Officer, Secretary and Treasurer of eB2B from November 1998 until January 2000. Mr. Bentley has also served as a director of eB2B since its inception. He has spent over 20 years as the owner, operator and investor in several manufacturing and retail companies. Mr. Bentley received a bachelor of arts degree from Pace University.



    Kevin Hayes has served as Vice President of eB2B since January 2000, and as Chief Technology Officer of eB2B from November 1998 to January 2000. Mr. Hayes has served as a director of eB2B since inception. Prior to joining eB2B, Mr. Hayes was employed with American Software Inc., and, prior to that, he was employed with Technology Solutions Corporation, Inc., technology development and design firms. While at American Software and Technology Solutions Corporation, Mr. Hayes held such positions as an architect, designer and developer of technology products. Mr. Hayes has provided technology consulting services to companies such as Time Warner, Cigna, Georgia Pacific and Lotus. In addition, Mr. Hayes has consulted for many sporting goods and apparel manufacturers during the last 10 years. Mr. Hayes received a bachelor of science degree from Washington University.



    Victor L. Cisario has been eB2B's Chief Financial Officer since January 2000. From March 1995 to December 1999, Mr. Cisario held various positions with FIND/SVP, Inc., a consulting and business advisory company (Nasdaq SC: FSVP), serving as Vice President and Chief Financial Officer from October 1998 until December 1999, Vice President and controller from January 1997 to October 1998 and controller from March 1997 to January 1997. From 1992 to 1995, Mr. Cisario served as director of finance and administration for R.J. Rudden and Associates, an energy industry consulting firm. Mr. Cisario received a bachelor of business administration degree from Hofstra University and is a certified public accountant in New York State.



    Barry Goldstein has been eB2B's Chief Information Officer since January 2000. During the two years prior to joining eB2B, Mr. Goldstein served as Senior Manager in the electronic commerce practice of Kurt Salmon Associates, a management consulting company. Prior to that, Mr. Goldstein spent eight years with Panasonic Company, serving as Vice President of Information Technology during his last three years at Panasonic. Mr. Goldstein holds a bachelor of science degree from Columbia University and a master of business administration degree from Harvard University.


    Christopher Byrnes has served as a director of eB2B since September 1999. Since 1989, Mr. Byrnes has served as a director and co-head of the investment banking division of The Madison-Davis Group, Inc., an executive search firm specializing in financial services. Prior to joining The Madison-Davis Group, Inc., Mr. Byrnes engaged in financial sales with Financial Network Investment Corp, for a period of approximately two years. Prior to that, he obtained eight years of experience in accounting, financial reporting and corporate planning, including six years with Westinghouse Group W Cable Inc. Mr. Byrnes holds a masters of business administration from Fairleigh Dickinson University and a bachelor of arts in accounting from Franklin & Marshall College.

    Michael S. Falk has been a member of the board of directors of eB2B since January 2000. Mr. Falk is the co-founder, Chairman and Chief Executive Officer of Commonwealth Associates, L.P., a New York-based merchant bank and investment bank. Mr. Falk is also a member of the board of directors of FutureLink Corporation, an application service provider supplying computer utility services, computer infrastructure management and information technology business consulting (Nasdaq NM: FTRL). Mr. Falk is a graduate of the Stanford University Executive Program for Smaller Companies and holds a bachelor of arts degree from Queens College.

    Timothy P. Flynn has been a member of the board of directors of eB2B since January 2000. Mr. Flynn is also a member of the boards of directors of FutureLink Corporation, an application service provider (Nasdaq NM: FTRL), and MCG Communications, Inc., a telecommunications company (Nasdaq NM: MGCX). Mr. Flynn has also served on the board of directors of PurchasePro.com, Inc., a business-to-business electronic commerce company (Nasdaq NM: PPRO). From 1993 until 1997, Mr. Flynn served as a director of ValuJet Airlines. Prior to that, he served as a senior executive and director of WestAir Holdings, Inc., a company which operated WestAir, a California-based commuter airline affiliated with United Airlines.


    All of the above directors will hold office from the consummation of the merger until the next annual meeting of the stockholders and until their successors have been duly elected and qualified. All of the above executive officers will hold office from the consummation of the merger and shall serve at the discretion of the board of directors.


    Mr. Byrnes and Mr. Fiorillo are brothers-in-law. There are no other family relationships among any of the directors or executive officers.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    You should be aware that, as described below, certain executive officers and directors of the Company and eB2B have interests in the merger that may be considered to be different from, or in addition to, your interests and that may create potential conflicts of interest.


    Executive officers and directors of the Company own Company securities and executive officers and directors of eB2B own securities of eB2B, as more fully described elsewhere herein.



    Steven L. Vanechanos, Jr., the Company's Chief Executive Officer, has entered into an executive performance agreement with the Company, under which Mr. Vanechanos has agreed to provide assistance in the integration of the operations of eB2B and the Company. Upon the performance of such obligations, at the closing of the merger, Mr. Vanechanos will receive payment of $75,000 and options to purchase 50,000 shares of the Company's common stock at an exercise price equal to the closing bid price of the Company's common stock on the date of the closing of the merger.



    Mr. Vanechanos has also entered into a consulting agreement with the Company which provides that, at the closing of the merger, Mr. Vanechanos shall resign his employment with the Company and be engaged as a consultant to provide advice with respect to the Company's business and the business-to-business electronic commerce industry generally. Under the consulting agreement, Mr. Vanechanos will receive a consulting fee of $12,500 per month and use of a company vehicle. The consulting agreement will have a term of 18 months, subject to certain termination provisions. The consulting agreement contains provisions regarding confidentiality, non-solicitation of customers and employees, non-competition, non-disparagement and liquidated damages provisions.



    The employment agreement of Steve Vanechanos, Sr. has been extended for a one year period in connection with the merger.



    Michael S. Falk, a director of the Company following the merger, is a principal and the Chief Executive Officer of Commonwealth Associates, L.P. Under an agreement between Commonwealth Associates, L.P. and eB2B, upon completion of the merger, Commonwealth Associates, L.P. will receive a finder's fee equal to 3% of the total number of shares to be received by eB2B stockholders in the merger. In addition, eB2B issued Commonwealth Associates, L.P. warrants to purchase 470,000 shares of eB2B common stock at an exercise price of $5.50 per share, as compensation for its services as a financial advisor to eB2B in connection with the merger.


    Peter J. Fiorillo, Chief Executive Officer of eB2B and the designated Chief Executive Officer of the Company after the merger, has been granted options to purchase 500,000 shares of eB2B's common stock at an exercise price of $5.50. These options will vest upon consummation of the merger.

INSURANCE AND INDEMNIFICATION

    Pursuant to the merger agreement, the Company has, for the time specified in the merger agreement, agreed to:


     for a period of forty-eight (48) months after consummation of the merger, provide each individual who served as a director or officer of the Company or eB2B prior to the merger with liability insurance on terms no less favorable than the coverage and amount of the insurance in effect before the merger, provided that the Company may reduce the coverage and amount of liability insurance if premiums for the full coverage and amount would exceed $25,000 per year;


     observe any indemnification provisions that are in eB2B's certificate of incorporation or bylaws prior to the merger for the benefit of anyone who served as a director or officer of eB2B prior to the consummation of the merger;

     indemnify each individual who served as a director or officer of eB2B at any time prior to the consummation of the merger from and against any and all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including all court costs and reasonable attorneys' fees and expenses, resulting from, arising out of, relating to, in the nature of, or caused by the merger agreement or any transaction related to the merger (except for liability incurred as a result of fraud);

     for each person who resigns in connection with the merger as a director or officer of the Company, obtain tail coverage at least as favorable as the coverage provided before the merger, covering acts by the former director or officer prior to the consummation of the merger and in addition to the existing indemnification arrangements maintained for former directors or officers; and

     cause any personal guaranty listed on a schedule to the merger agreement, which is by an officer or director of the Company, to be terminated or, if termination is not possible, the Company will indemnify the officer or director with respect to the guaranty.


    See 'THE MERGER -- Terms of the Merger Agreement, as Amended -- Insurance and Indemnification.'


ACCOUNTING TREATMENT

    The merger will be accounted for as a reverse merger whereby eB2B will acquire the Company. Accordingly, the historical financial information of the merged entity will reflect that of eB2B.

DISSENTERS' RIGHTS OF APPRAISAL

THE COMPANY


    Under New Jersey law, the Company's stockholders are not entitled to any appraisal rights with respect to the merger.


eB2B


    The merger was approved by the stockholders of a majority of the outstanding voting stock of eB2B by written consent, pursuant to Section 228 of the General Corporation Law of the State of Delaware. The record date for such consent was December 1, 1999.


    Stockholders of record who did not execute the consent were entitled to appraisal rights under Section 262 of the Delaware General Corporation Law. In accordance with Section 262, eB2B notified each stockholder of the stockholder's right to seek an appraisal of the stockholder's shares of eB2B stock and elect to have the 'fair value' of the stockholder's shares determined and paid to such stockholder, provided that the stockholder complied with the requirements of
Section 262. Any stockholder who wished to exercise appraisal rights was required to deliver a notice to that effect, within twenty (20) days of the notice from eB2B. No stockholder delivered a notice within such time period.

                       DESCRIPTION OF COMPANY SECURITIES


    As of the date of this proxy statement/prospectus, the Company's authorized capital stock consists of 50,000,000 shares of common stock, and 5,000,000 shares of preferred stock. As of the date of this proxy statement/prospectus, there were 3,744,067 shares of common stock issued and outstanding and no shares of preferred stock were outstanding. As of March 21, 2000, the common stock was held of record by approximately 3,297 stockholders.


COMMON STOCK


    Holders of common stock have the right to cast one vote, in person or by proxy, for each share owned of record on the record date on all matters submitted to a vote, including the election of directors. Holders of common stock do not have cumulative voting rights, which means that holders of more than fifty (50%) of the outstanding shares voting for the election of the class of directors to be elected by the common stock can elect all of the directors, and, in that event, the holders of the remaining shares of common stock will be unable to elect any of the Company's directors.


    Holders of the common stock are entitled to share proportionately in any dividends that may be declared by the board of directors out of funds legally available for dividends. They are also entitled to share proportionately in all of the assets of the Company available for distribution to holders of shares of common stock upon the liquidation, dissolution or winding up of the affairs of the Company. Holders of common stock do not have preemptive, subscription or conversion rights. All outstanding shares of common stock are, and those shares of common stock issued in the merger will be, validly issued, fully paid and non-assessable.

PREFERRED STOCK


    In addition, the Company's board of directors has the power, without further vote of the stockholders, to authorize the issuance of up to a total of 5,000,000 shares of Company preferred stock and to fix the terms, limitations, rights, privileges and preferences of any of these shares of preferred stock. This power includes the ability to establish voting, dividend, redemption, conversion, liquidation and other rights and preferences for any of these shares. There are presently no shares of Company preferred stock outstanding. In connection with the consummation of the merger, the Company is proposing to increase the number of authorized shares of preferred stock and to authorize two new series of preferred stock. See 'Proposal Number Two -- Amendments to the Company's Certificate of Incorporation.'


TRANSFER AGENT

    American Stock Transfer & Trust Company, based in New York, New York serves as transfer agent for the shares of the Company's common stock.

RANGE OF PRICES OF SHARES

    The range of high and low bid quotations for the Company's common stock for the two most recently completed fiscal years and the current fiscal year to date were obtained from the National Association of Securities Dealers and are provided below. The volume of trading in the Company's common stock has been limited during the entire period presented, and the bid prices reported may not be indicative of the value of the Company's common stock or the existence of an active trading market. These over-the-counter market quotations reflect interdealer prices without retail markup, markdown or commissions and do not necessarily represent actual transactions.

                                                                         BID(1)
                                                                ------------------------
QUARTER ENDED                                                     HIGH           LOW
-------------                                                     ----           ---
March 31, 1998..............................................    5 11/32         1 7/16
June 30, 1998...............................................    6               5
September 30, 1998..........................................    6 7/16          2 3/8
December 31, 1998...........................................    6               1 1/8
March 31, 1999..............................................    9 3/8           3 3/8
June 30, 1999...............................................    8 3/4           5 1/4
September 30, 1999..........................................    5 7/8           3 5/8
December 31, 1999...........................................   16 3/4           2 15/16
January 1 to March 10, 2000.................................   19 3/4           9 7/8


---------

(1) All prices in the table above are adjusted on a pro forma basis (rounded to the nearest 1/8) to take into account the 0.2608491-for-one reverse stock split whereby each share of the Company's common stock became 0.2608491 of a share as of January 9, 1998. The above prices do not represent actual bid prices during the periods indicated.

           COMPARATIVE RIGHTS OF STOCKHOLDERS OF THE COMPANY AND eB2B


    The following is a summary of the material differences between the current rights of eB2B stockholders and the rights they will have as Company stockholders after the merger. Some of the differences arise as a result of the differences between New Jersey law, under which the Company is organized, and Delaware law, under which eB2B is organized. Other differences arise from differences between the organizational documents of the two companies. The following discussion is not intended to be complete and is qualified by reference to the applicable laws, the certificates of incorporation and bylaws of eB2B and the Company. Copies of eB2B's certificate of incorporation and bylaws have been filed herewith as exhibits and are available to eB2B stockholders directly from eB2B upon request, without charge. Copies of the Company's certificate of incorporation and bylaws have been filed herewith as exhibits and are available for inspection at the Company's principal office, and copies will be sent to stockholders on request, without charge.


SPECIAL MEETINGS OF STOCKHOLDERS


    New Jersey law provides that a special meeting of stockholders may be called by the president, the board of directors, any stockholder, director, officer or other person as may be provided in the bylaws. In addition, upon application of the holders of not less than ten percent (10%) of all the shares entitled to vote at a meeting, the Superior Court of New Jersey, for good cause shown, may order that a special meeting be called. The Company's bylaws provide that special meetings of the stockholders of the Company may be called by the president or by a majority of the Company's board, but not by the stockholders unless otherwise required by law.



    Delaware law provides that a special stockholders' meeting may be called by the corporation's board of directors or by a person authorized in the certificate of incorporation or the bylaws. eB2B's bylaws provide that special meetings of eB2B's stockholders may be called either by the president or by a majority of eB2B's board and will be called by the president or the secretary upon the written request of ten percent (10%) of the stockholders entitled to vote.


STOCKHOLDER ACTION BY WRITTEN CONSENT


    Although New Jersey law provides that any action which may be taken by stockholders at a meeting may be taken without a meeting if all the stockholders entitled to vote give their written consent, the Company's certificate of incorporation expressly provides that actions required or permitted to be taken at any meeting of the stockholders may not be taken by written consent of the stockholders.

    Delaware law provides that, unless limited by the certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if the stockholders of the required minimum number of votes consent in writing. eB2B's bylaws provide that any action which may be taken at any meeting of eB2B stockholders may be taken without a meeting, without prior notice and without a vote, if holders of a majority of the outstanding shares entitled to vote execute a written consent setting forth the action taken and prompt notice of the action is given to any stockholder who has not consented in writing.


BOARD OF DIRECTORS


    Number. The Company's certificate of incorporation provides that there shall be not less than five (5) nor more than twenty-five (25) members of the board of directors, with the precise number to be fixed from time to time by the board of directors. Currently, the number of directors has been fixed at seven (7). eB2B's bylaws provide that there shall be three (3) members of the board of directors, unless otherwise determined by a vote of a majority of the entire board of directors. There are currently six (6) members of eB2B's board of directors.



    Classes. The Company's directors are divided into three (3) classes that have staggered terms of three (3) years each. eB2B's directors are not divided into separate classes. Upon the approval of the Company's stockholders, the Company's certificate of incorporation will be amended to provide that the Company's directors will not be divided into classes. See 'Proposal Number
Two -- Amendments to the Company's Certificate of Incorporation.'



    Qualifications for election as director. The Company's certificate of incorporation provides that, unless waived by the board of directors, in order to qualify for election as a director, a person must have been a stockholder of record of the Company for a period of at least three (3) years. eB2B's organizational documents do not require a nominee for election as director to own any stock of eB2B. Upon the approval of the Company's stockholders, the Company's certificate of incorporation will be amended to provide that nominees for election as director will not be required to own Company stock. See 'Proposal Number Two -- Amendments to the Company's Certificate of Incorporation.'



    Special Meetings. Under the Company's bylaws, special meetings of the board of directors may be called by the president or any two (2) directors acting in concert. Under eB2B's bylaws, special meetings of the board of directors may be called by the president or any one (1) director.



ANTI-TAKEOVER PROVISIONS



    The Company's certificate of incorporation contains anti-takeover provisions described in this proxy statement/prospectus under 'Proposal Number
Two -- Amendments to the Company's Certificate of Incorporation.' These provisions will be removed from the certificate of incorporation upon stockholder approval.



    Section 203 of the Delaware General Corporation Law provides for restrictions on certain transactions between 'interested stockholders' (persons who beneficially own or have the right to vote 15% or more of a company's outstanding shares). However, Section 203 applies to corporations which have a class of voting stock that is listed on a national securities exchange, are authorized for quotation on Nasdaq or are held of record by more than 2,000 shareholders. Therefore, Section 203 does not apply to eB2B. eB2B's certificate of incorporation and bylaws do not contain any additional provisions restricting or otherwise relating to business combinations.


AMENDMENTS TO CERTIFICATE OF INCORPORATION


    To amend certain terms of a corporation's certificate of incorporation, New Jersey law allows an amendment to be made by board action alone (for example, an amendment to effect a share dividend). Other, general amendments require the action of the board with the approval of a majority of the stockholders or class of stockholders unless the Company's certificate of incorporation require a greater percentage. The Company's certificate of incorporation provides that its terms may be altered or repealed in accordance with New Jersey law, except that the provisions relating to anti-takeover measures may be altered or repealed only by (a) the affirmative vote of stockholders entitled to cast at least 80% of the votes which all stockholders are then entitled to cast or (b) the affirmative vote of 80% of the members of the board of directors and the affirmative vote of stockholders entitled to cast at least a majority of the votes which all stockholders are then entitled to cast. In connection with the merger, this provision will be amended, to allow amendments to the certificate of incorporation to be effected in the manner prescribed in New Jersey law. See 'Proposal Number Two -- Amendments to the Company's Certificate of Incorporation.'



    Delaware law requires the approval of stockholders holding a majority of the voting power of the outstanding stock of a company (and, if applicable, a majority of the outstanding stock of each class entitled to vote thereon) in order to amend a company's certificate of incorporation. However, a greater number or proportion may be specified in the certificate of incorporation. eB2B's certificate of incorporation does not specify any such greater number.


AMENDMENTS TO BYLAWS


    New Jersey law provides that a board of directors has the power to make, alter and repeal a corporation's bylaws, unless such power is reserved to the Company's stockholders in the Company's certificate of incorporation. The Company's certificate of incorporation and bylaws provide that the Company's bylaws may be altered or repealed only by the directors, although the stockholders may change any board action by the affirmative vote of stockholders entitled to cast at least 66 2/3% of the votes which all stockholders are entitled to cast.



    Under Delaware law, the stockholders of a Delaware corporation and, if the certificate of incorporation so provides, the board of directors, have the power to adopt, amend or repeal a corporation's bylaws. eB2B's certificate of incorporation and bylaws provide that the directors of eB2B have the power to amend the bylaws. This authority, however, does not extend to giving directors power to change provisions regarding the quorum for meetings of stockholders or of the board or any provisions regarding removal of directors or filling board vacancies resulting from removal by stockholders. The grant of such authority to the board does not divest or otherwise affect the power of the stockholders to adopt, amend or repeal the bylaws. eB2B's bylaws provide that the stockholders may amend or repeal the bylaws by the affirmative vote of the stockholders holding at least a majority of the outstanding shares.


MERGERS, ACQUISITIONS AND OTHER TRANSACTIONS


    In addition to the anti-takeover provisions discussed above, New Jersey law provides that the sale of substantially all of a corporation's assets, mergers, consolidations, and any acquisitions which involve the issuance of additional voting shares, such that the number of additional voting shares issued exceeds forty percent (40%) of the voting shares outstanding prior to the transaction, must be approved by a majority of the shares (or, if applicable, a majority of each class or series of shares) entitled to vote thereon.



    Under Delaware law, mergers and consolidations require the approval of a majority of the shares entitled to vote thereon. A sale of substantially all of a Delaware corporation's assets must be approved by a majority of the shares outstanding. However, Delaware law does not require stockholder approval for acquisitions, whether or not additional shares are issued to effectuate the transaction. Delaware law allows a board of directors to issue additional shares of stock, up to the amount authorized in a corporation's certificate of incorporation, if the certificate so provides. eB2B's certificate of incorporation does not give the board of directors this power.


APPRAISAL RIGHTS


    Under New Jersey law, dissenting stockholders who comply with certain procedures are entitled to appraisal rights in connection with the merger, consolidation, sale, lease exchange or other disposition of all or substantially all of the assets of a corporation not in the usual or regular course of business, unless the certificate of incorporation otherwise provides. However, appraisal rights are not provided when (i) the shares to vote on such transaction are listed on a national securities exchange or held of record by not less than 1,000 stockholders (or stockholders receive in such transaction cash and/or securities which are listed on a national securities exchange or held of record by not less than 1,000 stockholders), or (ii) no vote of the corporation's stockholders is required for the proposed transaction.



    Under Delaware law, dissenting stockholders who follow prescribed statutory procedures are entitled to appraisal rights in connection with certain mergers or consolidations, unless otherwise provided in the corporation's certificate of incorporation. Such appraisal rights are not provided when (i) the shares of the corporation are listed on a national securities exchange or designated as a national market system security by the National Association of Security Dealers or held of record by more than 2,000 stockholders and stockholders receive in the merger shares of the Company or of any other corporation the shares of which are listed on a national securities exchange or designated as a national market system security by the National Association of Security Dealers, or held of record by more than 2,000 stockholders, or (ii) the corporation is the surviving corporation and no vote of its stockholders is required for the merger.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS


    On December 1, 1999, the Company entered into an agreement to merge with eB2B, for consideration consisting of shares of Company common stock, Company preferred stock with similar conversion features and rights to those held by eB2B shareholders, and options and warrants to purchase Company common stock with features similar to the outstanding options and warrants to purchase eB2B common stock. Such merger agreement was amended on February 29, 2000 to fix the Exchange Ratio, among other things. The transaction is being accounted for as a reverse acquisition because eB2B shareholders will hold approximately 88% of the outstanding common stock of the Company after the merger is completed. Accordingly, the transaction is valued at $35 million, which represents the fair market value of the Company based on the number of common shares outstanding on that date, plus the number of common shares issued subsequently as a result of the conversion of the Company's preferred stock into common stock and common stock issuable upon conversion of convertible securities, exercise of options or warrants, or otherwise. On February 22, 2000, eB2B acquired Netlan Enterprises, Inc. and its subsidiaries (Netlan) by the merger of Netlan into a subsidiary of eB2B. In this transaction, 125,000 post-merger shares of Company common stock will be issued to Netlan. These shares of Company common stock have been valued at $1.3 million. Additionally, up to 200,000 shares of Company common stock may be issued to certain employees of Netlan. The aggregate value of these shares is $2.050 million. The Company common stock value is based on the fair market value of Company common stock as of January 7, 2000, the date of the letter of intent with respect to the merger with Netlan.



    The following pro forma unaudited condensed financial statements give effect to the merger of the Company with eB2B. The merger transaction has been accounted for under the purchase method of accounting. The pro forma statement of operations for the year ended December 31, 1999 gives effect to the merger as if it had occurred on January 1, 1999. The pro forma statement of operations is based on historical results of operations of the Company for the twelve (12) months ended December 31, 1999, and the historical results of operations of eB2B for the twelve (12) months ended December 31, 1999, which gives effect to the acquisition of Netlan. The unaudited pro forma balance sheet as of December 31, 1999, gives effect to the merger as if these transactions had occurred on December 31, 1999.



    The unaudited pro forma combined financial statements should be read in conjunction with the historical financial statements and notes thereto incorporated by reference for the Company, and included herein for eB2B and Netlan. The proforma financial information is presented for illustrative purposes only and is not necessarily indicative of the future financial position or future results of operations of the consolidated company after the merger of the Company with eB2B, or of the financial position or results of operations of the consolidated company that would have actually occurred had the merger of the Company with eB2B been effected as of the dates described above.

                 UNAUDITED PRO FORMA CONDENSED BALANCE SHEET(A)
                               DECEMBER 31, 1999



                                         PROFORMA        DYNAMICWEB
                                           eB2B       ENTERPRISES, INC.
                                        COMMERCE,            AND           PROFORMA          PROFORMA
                                           INC.         SUBSIDIARIES      ADJUSTMENTS      CONSOLIDATED
                                           ----         ------------      -----------      ------------
Cash and cash equivalents............  $ 9,990,683      $  1,820,000                       $ 11,810,683
Investments available for sale.......   15,985,901                                           15,985,901
Accounts receivable-net..............      387,769           712,000                          1,099,769
Other current assets.................    2,263,591            48,000      $(2,000,000)(c)       311,591
Inventories..........................       52,736                                               52,736
Property, plant and equipment, net...    1,511,190           450,000                          1,961,190
Patents, trademarks, customer lists,
  etc................................                         58,000                             58,000
Software license.....................                         57,000                             57,000
Cost in excess of fair value of
  assets acquired net................    4,359,195           423,000       43,860,039(a)(g)  48,642,234
Other Assets.........................       54,431             9,000                             63,431
                                       -----------      ------------      -----------      ------------
    Total Assets.....................  $34,605,496      $  3,577,000      $41,860,039      $ 80,042,535
                                       -----------      ------------      -----------      ------------
                                       -----------      ------------      -----------      ------------
Accounts payable and accrued
  expenses...........................  $ 2,681,418      $    478,000      $   400,000 (a)  $  3,559,418
Line credit..........................      582,704                                              582,704
Current portion of long term debt....    1,673,381         2,032,000       (2,000,000)(c)     1,705,381
Deferred revenue.....................      182,812           151,000                            333,812
Other liabilities....................      158,525                                              158,525
                                       -----------      ------------      -----------      ------------
                                         5,278,840         2,661,000       (1,600,000)        6,339,840
Long term debt.......................       64,448            22,000                             86,448
                                       -----------      ------------      -----------      ------------
                                         5,343,288         2,683,000       (1,600,000)        6,426,288
Preferred Stock -- Series A & B......        3,300                                                3,300
Common stock.........................       26,760                                               26,760
Additional Paid in Capital...........   70,142,702        11,079,000       43,460,039(a)(g)  124,681,741
Unearned portion of compensatory
  stock optons.......................                        (61,000)                           (61,000)
Accumulated Deficit..................  (40,910,554)      (10,124,000)         --            (51,034,554)
                                       -----------      ------------      -----------      ------------
    Total stockholders' equity.......   29,262,208           894,000       43,460,039        73,616,247
                                       -----------      ------------      -----------      ------------
    Total liabilities and
      stockholders equity............  $34,605,496      $  3,577,000      $41,860,039      $ 80,042,535
                                       -----------      ------------      -----------      ------------
                                       -----------      ------------      -----------      ------------

            UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS(A)
                          YEAR ENDED DECEMBER 31, 1999



                                      PROFORMA
                                        eB2B          DYNAMICWEB
                                     COMMERCE,     ENTERPRISES, INC.    PROFORMA            PROFORMA
                                        INC.       AND SUBSIDIARIES    ADJUSTMENTS        CONSOLIDATED
                                        ----       ----------------    -----------        ------------
Revenues
    Transaction subscription
      processing..................  $    --          $   1,122,000                        $  1,122,000
    Consulting services...........     2,195,399         1,526,000                           3,721,399
    Network development...........     1,949,101           865,000                           2,814,101
    Other.........................        19,163         --                                     19,163
                                    ------------     -------------     -----------        ------------

Cost of revenues..................     4,163,663         3,513,000         --                7,676,663
    Transaction subscription
      processing..................       --                665,000                             665,000
    Consulting services...........     1,391,849           913,000                           2,304,849
    Network development...........     1,364,795           325,000                           1,689,795
                                    ------------     -------------     -----------        ------------
                                       2,756,644         1,903,000         --                4,659,644
                                    ------------     -------------     -----------        ------------
        Operating Income..........     1,407,019         1,610,000         --                3,017,019
Expenses
    Marketing and sales...........       412,448         1,729,000                           2,141,448
    General and administrative....     7,642,739         2,183,000                           9,825,739
    Amortization of goodwill......       725,000         --              8,772,008 (b)       9,497,008
    Research and development......       571,579           640,000                           1,211,579
                                    ------------     -------------     -----------        ------------
                                       9,351,766         4,552,000       8,772,008          22,675,774
                                    ------------     -------------     -----------        ------------
Loss from operations before other
  expense, income and taxes.......     7,944,747        (2,942,000)     (8,772,008)        (19,708,755)
Other
    Loss on sale of assets........       --                 (3,000)                             (3,000)
    Interest expense..............    (2,604,181)          (12,000)                         (2,616,181)
    Interest income...............       --                 23,000                              23,000
                                    ------------     -------------     -----------        ------------
                                      (2,604,181)            8,000         --               (2,596,181)
                                    ------------     -------------     -----------        ------------
Loss before discontinued
  operations......................   (10,548,928)       (2,934,000)     (8,772,008)        (22,254,936)
Deemed dividends on preferred
  stock...........................   (29,441,723)        --                --              (29,441,723)
Cumulative dividend on preferred
  stock including imputed
  dividends.......................       --             (1,632,000)      1,632,000 (d)         --
                                    ------------     -------------     -----------        ------------
Net loss attributable to common
  stockholders....................  $(39,990,651)    $  (4,566,000)    $(7,140,008)       $(51,696,659)
                                    ------------     -------------     -----------        ------------
                                    ------------     -------------     -----------        ------------
Net loss per common share  --
  basic and diluted...............                   $       (1.72)                       $      (5.15)
Weighted average number of shares
  outstanding -- basic and
  diluted.........................                       2,658,634       7,378,820 (e)(f)   10,037,454

NOTES TO THE UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA



Pro Forma Adjustments and Assumptions:



(1) Assumptions:



    (A) The pro forma financial information reflects the Company's merger with eB2B which is accounted for as a reverse acquisition, preliminarily valued at approximately $43.9 million on December 1, 1999. The share values are based on the fair market value of Company common stock as of the date of the definitive agreement and plan of merger. For the purpose of the pro forma financial information, the number of shares of the Company stock assumed issued in the reverse merger with eB2B is approximately 4.8 million. This amount is based on the number of shares of the Company common stock outstanding as of December 1, 1999, the date of the merger agreement, adjusted for common shares issuable which may have been subsequently exercised or converted to Company common stock in accordance with the merger agreement. The preliminary valuation includes an estimate of $400,000 for additional costs.



        The amount of purchase price in excess of the historical net book values of the acquired assets and assumed liabilities of the Company in the reverse acquisition has been allocated to goodwill in the accompanying pro forma presentation, and is for illustrative purposes only. The actual purchase price allocation will be based on the fair values of the acquired assets and assumed liabilities as of the actual merger date. The pro forma adjustments reconcile the historical balance sheets of the Company and eB2B, and accordingly eB2B's pro forma presentation reflects the omission of Netlan's discontinued operations.



(2) Adjustments:



    (B) The pro forma adjustment represents $8.7 million in amortization of goodwill and other intangible assets that would have been recorded during the period covered by the pro forma statement of operations related to the reverse merger with eB2B. The pro forma adjustment is based on the assumption that the entire amount identified as goodwill and other intangible assets will be amortized on a straight-line basis over a five-year period. The Company has not yet completed the valuation of the actual intangible assets to be acquired. When completed, certain amounts identified as intangible assets may be amortized over periods other than the five-year period presented in the pro forma statement of operations. Additionally, a portion of the purchase price may be identified as in-process research and development, This amount, if any, will be charged to operating results in the Company's fiscal year 2000 financial statements, when the acquisition accounting and valuation amounts are finalized. The pro forma statement of operations does not give effect to any potential in-process research and development charge related to the transactions.


    (C) Elimination of the loan between the Company and eB2B.


    (D) The pro forma adjustment represents cumulative dividends on preferred shares assuming shares converted on date of issuance. Presentation is made to reflect net loss attributable to accounting acquiror.



    (E) Since the pro forma statement of operations results in a loss from continuing operations, the pro forma basic and diluted loss from continuing operations per common share are computed by dividing the loss from continuing operations available to common stockholder by the weighted average number of common shares outstanding. The calculation of the pro forma weighted average number of common shares outstanding assumes that the 7,253,820 and 125,000 shares of the Company's common stock issued in the merger with eB2B and the acquisition of Netlan, respectively, were outstanding for the entire period.



    (F) Since the pro forma statement of operations results in a loss from continuing operations, the pro forma basic and diluted loss from continuing operations per common share are computed by dividing the loss from continuing operations available to common stockholders by the weighted average number of common shares outstanding.

    (G) The pro forma adjustment represents the 3% finders' fee on the transaction (payable in Company common stock) and the related amortization of such fee. The price used to calculate the pro forma adjustment is the fair market value of the Company common stock on the date of the definitive letter agreement. The fee is contingent upon the closing of the merger, and accordingly, will be adjusted to reflect the market price on the date of the consummation of the merger.

                         INFORMATION ABOUT THE COMPANY

    DynamicWeb Enterprises, Inc. (the 'Company') provides services and software that facilitate business-to-business e-commerce between buyers and sellers. The Company's services include the provision of the necessary infrastructure and operational services to facilitate electronic transactions between buyers and sellers and consulting services to businesses that wish to build and/or operate their own e-commerce infrastructure.

    The executive offices of the Company are located at 271 Route 46 West, Building F, Suite 209, Fairfield, New Jersey 07004. The Company's telephone number is (973) 276-3100 and the Company's facsimile number is (973) 575-9830. For more information, you may visit the Company's website at www.dynamicweb.com. Information on the Company's website should not be deemed part of this proxy statement/prospectus.

                            BUSINESS OF THE COMPANY

INDUSTRY BACKGROUND

    The success of the Internet in streamlining business-to-consumer transactions is leading companies to seek similar efficiencies in their business-to-business transactions. Companies are increasingly seeking to improve their operating efficiency through electronic commerce solutions. Forrester Research estimates that U.S.-based business-to-business electronic commerce will increase from $109 billion in 1999 to $1.03 trillion in 2003, and that by 2003 the market for business-to-business transactions will be more than ten times larger than the business-to-consumer transactions market.

    Electronic Data Interchange ('EDI') is a specific form of electronic commerce, consisting of a standard protocol for electronic transmission of data between a company and a third party. In an EDI transaction, the computers of the buyer and seller communicate and exchange the relevant information using an agreed-upon or standard format. A typical example of EDI is electronically placing a purchase order for merchandise with a vendor, and having the vendor electronically confirm the order and produce an invoice when the goods are shipped. In an earlier stage of electronic commerce, companies that wanted to conduct business electronically were required to have a special type of computer network called a value-added computer network or 'VAN.'

    The emergence of the Internet as an additional means of conducting electronic commerce has revolutionized the way businesses operate and interact with their customers and trading partners by creating new, highly efficient channels of communication and distribution. The Internet gives small to medium-size buyers and sellers access to the efficiencies associated with traditional EDI systems. In addition, the Internet enables buyers and sellers to interact with a greater number of potential trading partners.

THE COMPANY'S PRODUCTS AND SERVICES

    The Company's business is providing services and software that facilitate business-to-business e-commerce between buyers and sellers of direct goods, which are the goods or materials that businesses utilize in their core business. For instance, a tire purchased by an automobile manufacturer is a direct good. Conversely, a fax machine purchased by the same company, for general use in the office, is an indirect good.

    The Company's services fall into two general categories:

     e-commerce network services, including network development and transaction/subscription processing, where the Company provides the necessary infrastructure (hardware, software and communications links) and operational services to facilitate electronic transactions between buyers and sellers; and

     professional consulting services where the Company provides expertise to businesses that wish to build and/or operate their own e-commerce infrastructure.

    The Company markets and sells four principal electronic commerce technology solutions:


  (1) EDIxchangeBuy'sm' and EDIxchangeSell'sm'


    EDIxchangeBuy and EDIxchangeSell include the design, development and implementation of customized business-to-business e-commerce web sites. These web sites facilitate e-commerce between buyers and sellers of direct goods, resulting in improved inventory, increased customer satisfaction, and improved productivity within a supply chain. The service allows the Company's customer's EDI systems to communicate with other systems that do not use EDI. The service translates between purchase orders delivered over EDI systems and purchase orders sent via basic web browsers like Netscape or Microsoft Internet Explorer. In addition, this service supports the use of a broad array of documents, including catalogs with product information such as prices, descriptions and other data codes. The availability of this documentation enables customers to easily update, modify and customize their purchases.


  (2) EDIxchangeOutsource'sm'


    EDIxchangeOutsource includes the data processing equipment, software and technical people needed to manage and operate an EDI infrastructure. These services include security, mapping, translation, mail boxing and routing of business documents between the Company's customers, their EDI computer networks and their trading partners. In essence, the Company acts as an off-site EDI department on a customer's behalf. This service offers the flexibility both to process received (inbound) business documents in any format, and to send out (outbound) the same documents in the trading partner's specific requested format. The service can manage and optimize a client's entire EDI operation without the requirement for specialized software, personnel or training.


  (3) EDIxchangeConnect'sm'


    EDIxchangeConnect, a combination of electronic commerce software and services, is developed for businesses that require their older computer systems to handle EDI transactions. The software formats electronic transactions, such as purchase orders, invoices and shipment notifications, into commonly preferred data formats. Combined with the Company's EDIxchangeOutsource service, EDIxchangeConnect provides a powerful e-commerce solution that is easy to implement.


  (4) EDIxchangeSupport'sm'


    EDIxchangeSupport is a portfolio of professional consulting services provided to customers who wish to augment their in-house electronic commerce resources. EDIxchangeSupport includes consulting provided on-site and from other locations. It is focused on developing and implementing electronic commerce, communications between new and old computer systems, application integration, distribution logistics and translations between EDI and other types of data.

DISTRIBUTION AND MARKETING OF PRODUCTS AND SERVICES


    The Company believes that the most likely users of the Company's services are companies that are committed to aggressively using electronic commerce to improve their productivity. Since EDI is a fundamental part of business-to-business electronic commerce, the Company has focused its marketing efforts on existing users of EDI. In addition, the Company is able to determine likely prospects by studying industry and financial analyses of EDI companies and the industry in general.


    EDIxchangeBuy and EDIxchangeSell are services targeted specifically at large companies and their suppliers. The target market for EDIxchangeOutsource consists primarily of middle market suppliers, who are forced to manage the complexity of EDI compliance with their various customers. EDIxchangeOutsource, supported by the Company's EDIxchangeNetwork, leverages the knowledge of the trading requirements of major enterprises to benefit multiple suppliers. In addition, the overall cost of EDI management is reduced by the shared connections to the Company's services, and by the Company's highly specialized customer service.

    The Company's sales strategy is to utilize a highly qualified and focused sales force to target early adopters and EDI-capable enterprises, such as the drug store industry and certain specialty retail market segments. In addition, the Company markets in traditional electronic commerce venues, such as electronic commerce trade shows and exhibitions.

COMPETITION


    The electronic commerce, EDI network services and computer software markets are highly competitive. The principal competitors in the electronic commerce software and services markets include, without limitation, Harbinger Corporation, Sterling Commerce, Inc., General Electric Company's GE Information Services subsidiary, Netscape Corporation, America Online, Inc., Open Market, Inc., InterWorld Corp., PurchasePro, Inc., Ariba, Inc., Commerce One, Inc., BroadVision, Inc., ConnectInc.com, International Business Machines Corporation, Microsoft Corporation, Electronic Data Systems Corporation and MCI WorldCom, Inc. Each of those companies is engaged in, or has announced plans to engage in, providing software products and services that facilitate electronic commerce over the Internet.



    Competition from Internet-based competitors may also be significant. The market for Internet software and services is emerging and highly competitive. It ranges from small companies with limited resources to large companies with substantially greater financial, technical and marketing resources than the Company. Management of the Company believes that existing competitors are likely to expand the range of their electronic commerce services to include Internet access, and that new competitors, which may include telephone companies, traditional manufacturers and media companies, are increasingly likely to offer services that utilize the Internet to provide business-to-business data transmission services. Also, in the future the Company expects the major on-line service companies, such as America Online, Inc., CompuServe and Prodigy Communications Corp., to enhance their services to include certain aspects of electronic commerce.


CUSTOMERS

    The following chart lists the Company's key customers, the business in which such customers engage, and the solutions the Company provides to them.

                    EDIXCHANGEBUY'sm' OR EDIXCHANGESELL'sm'


                   COMPANY                                       BUSINESS
                   -------                                       --------
Rite Aid Corporation                           Retail pharmacy chain
GTE Service Corporation                        Communications
Southern New England Telephone Co.             Communications
The Walt Disney Company                        Entertainment
Best-Buy Co., Inc.                             Specialty retail
Service Merchandise Company, Inc.              Specialty retail
Linens N' Things Inc.                          Specialty retail
Great American Knitting Mills, Inc.            Manufacturer of Gold Toe, Nautica brands
National Association of Chain Drugstores       Chain Drugstore Industry Association


                           EDIXCHANGEOUTSOURCE'sm'

                   COMPANY                                       BUSINESS
                   -------                                       --------
SDI Technologies Inc.                          Manufacturer of SoundDesign electronics
Church & Dwight Co. Inc.                       Manufacturer of Arm & Hammer products
The Royal Doulton Company                      Maker of fine china
The Swatch Company                             Distributor of Swatch, Longines watches

                            EDIXCHANGESUPPORT'sm'


                   COMPANY                                       BUSINESS
                   -------                                       --------
Nabisco Holdings Corp.                         Consumer goods
Toys R Us, Inc.                                Toy retailer



    The only customer that accounts for more than ten percent (10%) of the Company's business is Toys R Us, Inc., which accounted for approximately twenty-nine percent (29%) of the Company's business in fiscal year 1999. The Toys R Us, Inc. relationship is exclusively for EDIxchangeSupport consulting services.


INTELLECTUAL PROPERTY

    To protect the Company's proprietary products, the Company relies primarily on a combination of copyright, patent, trade secret and trademark laws, as well as confidentiality procedures and contractual provisions. On March 16, 1999, a patent number was assigned to the Company's NetCat software. In addition, the Company owns the United States trademark registrations of its DynamicWeb, NetCat, EDIxchange and ECbridgeNet trademarks. The Company also has on file with the U.S. Patent and Trademark Office pending applications for registration of the DWEB and EXTENDING THE ENTERPRISE trademarks. In addition, the Company owns a copyright registration for the Company's ordering system, and may have a right to assert copyright protection for additional works, including software.


    Despite the Company's efforts to protect the Company's proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that competitors will not independently develop similar or superior technology. The Company believes that, due to the rapid pace of innovation within the electronic commerce, EDI and related software industries, factors such as the technological and creative skills of its personnel are more important in establishing and maintaining a leadership position within the electronic commerce industry than are the various legal protections of its technology. The Company does not believe that any of its products infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products or services. From time to time, the Company has received notices which allege, directly or indirectly, that the Company's products or services infringe the rights of others. The Company generally has been able to address these allegations without material cost. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in electronic commerce grows and the functionality of products in different industry segments overlaps. Any such claims, irrespective of their merit, could be time-consuming, result in costly litigation, cause product shipment delays, require the Company to enter into royalty or licensing agreements, or prevent the Company from using certain technologies. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect.


    The Company currently has in place confidentiality and non-competition agreements with all fifty-two (52) of its employees. The Company has adopted a policy of requiring that all future employees sign appropriate confidentiality agreements and, where appropriate, non-competition agreements.

    The Company's proprietary Internet software is written in Practical Extraction and Reporting Language (known as 'PERL'), which is the computer program language utilized for Internet applications. Because the Internet is not controlled or supervised by any one person or group, the evolution and continued utilization of PERL cannot be controlled or predicted. Changes in or the elimination of PERL could cause the Company to have to assume responsibility for support and development of that software.

    The Company currently licenses proprietary data encryption and authentication software from RSA Data Security, Inc. The RSA Data Security, Inc. software, which is licensed to the Company from Community ConneXion, Inc., is incorporated in certain other software related to the Web server utilized by the Company. The RSA Data Security, Inc. software is available on a non-exclusive basis. No assurance can be given that the encryption software presently available will continue to be available to the Company on commercially reasonable terms, or at all. Additionally, there is no assurance that, if a new encryption technology develops, it will be available to the Company on commercially acceptable terms, if at all.

    The Company also licenses credit-card verification software from Cybercash, Inc. on a non-exclusive basis; data transformation software from Mercator Software Pty Ltd. on a non-exclusive basis; EDI translator software from the Gentran product line of Sterling Commerce, Inc. on a non-exclusive basis; and database software from Oracle Corporation on a non-exclusive basis.

REQUISITE GOVERNMENTAL APPROVAL; EFFECT OF GOVERNMENTAL REGULATIONS

    The Company's network services are transmitted to customers over dedicated and public telephone lines. These transmissions are governed by regulatory policies establishing charges and terms for communications. The Company's business and products could experience adverse impacts as a result of changes in the legislation and regulations relating to on-line services, EDI, the Internet access industry, telecommunication costs, competition in the telecommunications industry and international competition. Management believes that the Company is in material compliance with all applicable regulations.

PRODUCT DEVELOPMENT


    The Company spent approximately $201,000 in the quarter ended December 31, 1999, $534,000 in the year ended September 30, 1999 and $412,000 in the year ended September 30, 1998 for the research and development of products. To reduce product development time and expense, if appropriate, the Company has incorporated into its products certain software licensed to it by other software developers.


    The Company continues to assess the needs of trading partners in various trading communities and to develop software programs and network services to facilitate electronic commerce transactions over the EDIxchange Network. The Company's product development efforts currently are focused on providing a full range of electronic commerce solutions to new and existing customers. Specifically, the Company is in various stages of developing other software applications, including bar code integration to facilitate the shipping and receiving of goods, and catalog-based solutions.

EMPLOYEES


    As of March 14, 2000, the Company had fifty-five (55) full-time and three
(3) part-time employees. Approximately nine (9) are technical personnel engaged in maintaining or developing the Company's products or performing related services, approximately twelve (12) are marketing and sales personnel, approximately seventeen (17) are involved in providing consulting services to customers, approximately twelve (12) are engaged in customer support and operations, and approximately eight (8) are involved in administration and finance. None of the Company's employees are represented by a union.


PROPERTIES

    The Company currently does not own or have any investment in real property. The Company's corporate offices are located at 271 Route 46 West, Building F, Suite 209, Fairfield, New Jersey. It has entered into two leases for approximately 5,400 square feet for its executive and administrative staff at an aggregate monthly rental of $6,600 with terms expiring on October 31, 2001 and December 31, 2002. The Company believes that additional space will be necessary in the near future and that additional space is available at rental rates that would not materially adversely affect the Company.

    The Company sold its former offices (at 1033 Route 46 East, Clifton, New Jersey) on November 23, 1998, for a sale price of approximately $205,000. The Company received proceeds net of repayment of mortgage debt and expenses of sale of approximately $12,000.

    In addition, the Company leases an apartment for James Conners, space for storage, and space incidental to its agreement for an Internet server.

LEGAL PROCEEDINGS

    On December 17, 1999, Sands Brothers & Co., Ltd. commenced a civil action against the Company in the United States District Court for the Southern District of New York. The Company had retained Sands Brothers & Co., Ltd. Under an agreement to provide financial advisory, corporate finance, and merger and acquisition advice. Sands Brothers & Co., Ltd. alleges that it is entitled to compensation under the agreement for introducing eB2B, the company with which the Company is planning to merge, to the Company. Sands Brothers & Co., Ltd. did not introduce eB2B to the Company and the Company disputes that Sands Brothers & Co., Ltd. is entitled to compensation. The complaint of Sands Brothers & Co., Ltd. alleges breach of contract, unjust enrichment and other related causes of action arising from the allegations that it introduced eB2B to the Company. Sands Brothers & Co., Ltd. seeks an accounting, a declaratory judgment adjudging the respective rights under its agreement with the Company, and damages in an amount not less than $3,500,000, plus interest, costs and attorneys' fees. The Company believes the lawsuit to be without merit. On January 6, 2000, the Company answered the complaint denying the material allegations contained therein. Discovery is now proceeding.

    The Company is not a party to any other material legal proceeding.

FURTHER INFORMATION ABOUT THE COMPANY

    The Company incorporates by reference the following documents filed with the Securities and Exchange Commission:

    1. The Company's annual report on Form 10-KSB for the fiscal year ended September 30, 1999.


    2. The Company's quarterly report on Form 10-QSB for the fiscal quarter ended December 31, 1999.


    3. All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

COPIES OF DOCUMENTS


    To each person who receives a proxy statement/prospectus, the Company will provide upon request and without charge a copy of the additional documents listed above, not including the exhibits to those documents unless the exhibits are specifically incorporated by reference into those documents. Requests for those documents should be made to: DynamicWeb Enterprises, Inc., 271 Route 46 West, Building F, Suite 209, Fairfield, New Jersey 07004, Attention: Steve Vanechanos, Sr. The telephone number is (973) 276-3100. Stockholders must request the information no later than five business days before the date they must make their investment decision.


                      FINANCIAL STATEMENTS OF THE COMPANY


    The audited balance sheet of the Company as of September 30, 1999, and the related statements of operations, changes in stockholders' equity and cash flows for each of the years in the two-year period then ended and the unaudited balance sheet of the Company as of December 31, 1999, and the related statement of operations, changes in stockholders' equity and cash flows are attached to this proxy statement/prospectus as Appendix E.


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS OF THE COMPANY

    The following discussion and analysis should be read in conjunction with the financial statements included in this proxy statement/prospectus and in conjunction with the description of the Company's business included in this proxy statement/prospectus. It is intended to assist the reader in understanding and evaluating the financial position of the Company.

    This discussion contains, in addition to historical information, forward looking statements that involve risks and uncertainty. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed in this proxy statement/prospectus.

RESULTS OF OPERATIONS


QUARTER ENDED DECEMBER 31, 1999



    The Company's revenue is classified into three categories:
Transaction/Subscription Processing Revenues; Consulting Revenues; and Net Development Revenues. The Company had net sales of $1,008,000 for the quarter ended December 31, 1999, compared to $540,000 for the same period in 1998, an increase of approximately $468,000 or 87%. The increase in sales was attributable to increased sales of the Company's new EDI/Internet products and services, particularly transaction processing services offered through the Company's EDI service bureau and sales of the Company's consulting services.



    Transaction/subscription processing revenues include initial subscription fees, and monthly transaction fees. These revenues for the quarter ended December 31, 1999 were $381,000, as compared to $141,000 in the same period in 1998, which is an increase of $240,000, or 170%. The increase is attributable to an increase in the initial subscription fees from customers who use the EDIxchange suite of services and an increase in monthly transaction fees.



    Consulting service revenues represent fees from EC consulting and contract computer programming. These revenues for the quarter ended December 31, 1999 were $374,000 as compared to $342,000 for the same period in 1998, an increase of $32,000, or 9%. The increase resulted from additional customers coupled with an increase in the average amount billed per programmer.



    Network development revenues primarily relate to the development of EDI maps, the reutilization of the Company's EDI map library and the custom development of EDIxchangeOutsource, EXIxchangeBuy and EDIxchangeSell (extranets) from which the transaction/subscription processing revenues are derived. Network development revenues for the quarter ended December 31, 1999 were $253,000 as compared to $57,000 for the same period in 1998, resulting in an increase of $196,000, or 344%. This increase is attributable to the increased development and reutilization of EDI maps for customers using the EDIxchange suite of services and also the new customer setup of the EDIxchange suite of products.



    Total cost of sales was $496,000 for the quarter ended December 31, 1999, for a gross profit of approximately $512,000 and gross margin of 51%. This compares to cost of sales of $383,000 for the quarter ended December 31, 1998, resulting in a gross profit of approximately $157,000 and gross margin of 29%. The Company's profit margin has increased in this period due to the higher revenue production derived from higher utilization of the fixed cost infrastructure assets.



    Cost of transaction/subscription processing was $184,000 for the quarter ended December 31, 1999, for a gross profit of approximately $197,000 and gross margin of 52%. This compares to $117,000 for the quarter ended December 31, 1998, resulting in gross profit of $24,000 and gross margins of 17%.



    Cost of consulting service revenues provided by the Company was $220,000 for the quarter ended December 31, 1999, for a gross profit of $154,000 and gross margin of 41%. This compares to cost of consulting services of $200,000 and a gross profit of $142,000 or 42% for the same period in 1998.



    Cost of network development revenues was $92,000 for the quarter ended December 31, 1999, for a gross profit of $161,000 and gross margin of 64%. This compares to cost of network development revenues of $66,000 for the quarter ended December 31, 1998, resulting in a gross loss of $9,000 and a negative gross margin of 16%.



    Marketing and sales expenses were $440,000 for the quarter ended
December 31, 1999 as compared to $349,000 in the same period in 1998. The increase is attributable to salaries for new hires and the costs of attendance at trade shows associated with the Company's efforts to market its EDI/Internet services. The increase is also a result of additional advertising expenses and the creation of a new department, customer satisfaction, to provide support for the Company's products.



    General and administrative expenses were $694,000 for the quarter ended December 31, 1999 as compared to $387,000 for the quarter ended December 31, 1998. $221,000 of the total general and administrative expenses was due to a one-time compensation expense for warrants granted for services provided to the Company.



    Research and development expenses were $201,000 for the quarter ended December 31, 1999 as compared to $95,000 for the quarter ended December 31, 1998. The increase is attributable to hiring of additional staff and to higher compensation.



YEAR ENDED SEPTEMBER 30, 1999


    For the year ended September 30, 1999, the Company's revenue has been classified into three categories: transaction/subscription processing, consulting services and network development. Previously, the Company classified revenues as transaction processing, professional services and other. Accordingly, certain revenues from prior periods have been reclassified to conform to current classifications.

    The Company had net sales of $3,045,000 for the year ended September 30, 1999, compared to $1,187,000 for the year ended September 30, 1998, an increase of approximately $1,858,000, or one hundred fifty-six percent (156%). The increase in sales was attributable to the increase of the Company's new EDI/Internet products and services, particularly transaction processing services offered through the Company's EDI service bureau and sales of the Company's consulting services.

    Transaction/subscription processing revenues include initial subscription fees, and monthly transaction fees. These revenues for the year ended September 30, 1999 were $882,000, as compared to $419,000 for the year ended September 30, 1998, an increase of $463,000 or one hundred eleven percent (111%).

    Consulting service revenues represent fees from contract computer programming. These revenues for the year ended September 30, 1999 were $1,494,000 as compared to $601,000 for year ended September 30, 1998, an increase of $893,000 or one hundred forty-nine percent (149%). The increase resulted from additional customers coupled with an increase in the average amount billed per programmer.

    Network development revenues primarily relate to the development of EDI data transformation tools and to the custom development of EDIxchange, EDIxchangeBuy and EDIxchangeSell from which the transaction/subscription processing revenues are derived. Network development revenues for the year ended September 30, 1999 were $669,000 as compared to $167,000 for the year ended September 30, 1998, resulting in an increase of $502,000 or three hundred one percent (301%). This increase is attributable to the increased customized development of data transformation tools for customers using the EDIxchange suite of services and also the new customer setup of the EDIxchange suite of products.


    Total cost of sales was $1,790,000 for the year ended September 30, 1999, for a gross profit of approximately $1,255,000 and gross margin of forty-one percent (41%). This compares to cost of sales of $719,000 for the year ended September 30, 1998, resulting in gross profit of $468,000 and gross margin of thirty-nine percent (39%). A portion of the increase in cost of sales is attributable to salary increases that took effect in the second, third, and fourth quarters of fiscal 1999. The aggregate salary increase consists of the salary expense of the addition of ten (10) new employees plus normal course pay raises for all other employees. The increase is also attributable to increased costs for maintaining and upgrading equipment and communications for better service to the Company's customers. In addition, certain amounts previously recorded as operating expenses in the year ended September 30, 1998 have been reclassified into cost of sales.


    Cost of transaction/subscription processing was $598,000 for the year ended September 30, 1999, for a gross profit of approximately $284,000 and gross margin of thirty-two percent (32%). This compares to cost of transaction/ subscription processing of $240,000 for the year ended September 30, 1998, resulting in gross profit of $179,000 and gross margin of forty-three percent (43%).

    Cost of consulting service revenues provided by the Company was $893,000 for the year ended September 30, 1999, for a gross profit of $601,000 and gross margin of forty percent (40%). This compares to cost of consulting services of $427,000 for the year ended September 30, 1998, resulting in gross profit of $174,000 and gross margin of twenty-nine percent (29%).

    Cost of network development revenues was $299,000 for the year ended September 30, 1999, or a gross profit of $370,000, and gross margin of fifty-five percent (55%). This compares to cost of network development revenues of $52,000 for the year ended September 30, 1998, resulting in gross profit of $115,000 and gross margin of sixty-nine percent (69%).

    Marketing and sales expenses were $1,638,000 for the year ended
September 30, 1999 as compared to $734,000 for the year ended September 30, 1998. The increase is attributable to salaries for new hires, the costs of attendance at trade shows associated with the Company's efforts to market its EDI/Internet products and services, additional advertising expenses, and the creation of a new division, customer satisfaction, to provide support for the Company's products.

    General and administrative expenses were $1,876,000 for the year ended September 30, 1999 as compared to $1,925,000 for the year ended September 30, 1998. The decrease is attributable to lower expenditures in various areas.

    Research and development expenses were $534,000 for the year ended September 30, 1999 as compared to $412,000 for the year ended September 30, 1998. The increase is attributable to hiring of additional staff and to higher compensation.

LIQUIDITY AND CAPITAL RESOURCES


    As of December 31, 1999, the Company had cash of approximately $1,820,000 and total current assets of approximately $2,580,000.



    The Company had a net loss of approximately $826,000 for the three months ended December 31, 1999 and negative operating cash flow of approximately $630,000. The Company's cash flow for the three months was funded by the loan from eB2B.



    On December 31, 1999, the capital resources available to the Company were adequate to finance its operations. Pursuant to a loan agreement with eB2B, the Company received $250,000 in November 1999, and $1,750,000 in December 1999. Management expects that the Company's cash flow will be sufficient to last through June 30, 2000, by which time the Company anticipates having consummated the merger with eB2B. If the merger is not consummated or if the cash available before the consummation of the merger is insufficient to meet the Company's needs, the Company will need to conduct additional financing activities. There can be no assurance that such financing activities will be successful.


    Some of the statements under 'Management's Discussion and Analysis or Plan of Operation,' 'Business' and elsewhere in this proxy statement/prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as 'may,' 'will,' 'should,' 'could,' 'expects,' 'plans,' 'intends,' 'anticipates,' 'believes,' 'thinks,' 'estimates,' 'predicts,' 'potential,' or 'continue' or the negative of such terms and other comparable terminology.

                             INFORMATION ABOUT eB2B
                                BUSINESS OF eB2B


GENERAL

    eB2B is an Internet-based business-to-business service provider offering manufacturers and retailers the capability to conduct electronic commerce transactions utilizing the Internet. eB2B's proprietary Internet-based technology solutions enable business-to-business transactions on a pay-per-transaction basis.

    eB2B's business strategy is to use the Internet to develop electronic commerce trading channels within specific industries and industry segments that will provide automation of product procurement and transaction management between manufacturers and retailers. eB2B believes that Internet-based business-to-business e-commerce is poised for rapid growth and is expected to represent a significantly larger opportunity than business-to-consumer or person-to-person e-commerce, due to the long-term, recurring nature of business-to-business relationships. Since business transactions between manufacturers and retailers are typically recurring and non-discretionary, the average order size and lifetime value of a business-to-business e-commerce relationship is typically greater than that of a business-to-consumer e-commerce relationship.

    eB2B believes that its target markets -- manufacturers and retailers that would use eB2B's network trading channels -- consist of approximately 1,401,800 retailers and 105,000 manufacturers processing approximately 1.3 trillion transactions annually. eB2B projects that with a market penetration rate of 2.2% for retailers and 0.4% for manufacturers, it can secure approximately 31,000 retailers and 400 manufacturers within a 5 year period, and generate approximately 285 million transactions per year. As eB2B's revenues will be derived from fees charged to manufacturers for each transaction processed, the more transactions eB2B processes the greater its revenues. However, there can be no assurance that eB2B will be able to process enough transactions to achieve profitability or that eB2B can achieve the required penetration rate in any market.

U.S. MARKET FOR eB2B'S TARGETED MARKETS*

                                                              MANUFACTURERS   RETAILERS
                                                              -------------   ---------
Sporting Goods & Recreational Retailers.....................       2,400        155,000
Specialty Retailers.........................................      10,700        142,500
Home Furnishings Stores.....................................       9,400        156,600
Apparel & Accessory Stores..................................      22,200        137,000
Food and Food Products......................................       9,000        288,000
Eating & Drinking Places....................................      24,600        433,700
Miscellaneous Retailers.....................................      26,700         89,000
                                                                 -------      ---------
    Total...................................................     105,000      1,401,800
                                                                 -------      ---------
                                                                 -------      ---------

---------

* Data extracted from U.S. Department of Commerce, Bureau of Census using eB2B's criteria.

eB2B'S SOLUTION

    eB2B provides software and services to the e-commerce business-to-business market. eB2B's network is a secure, Internet-based purchase and sales channel that enables manufacturers and retailers, from a variety of industries, to buy and sell goods from one another efficiently. eB2B believes its technology gives eB2B sustainable competitive advantages in cost, quality and functionality.

    eB2B believes that the network trading channels will provide the following advantages to retailers:

     online, real-time access to manufacturers' software systems through a system that ensures the retailer of having the most accurate and up-to-date information possible;

     manufacturers can customize the data and services available to each individual retailer on the system;

     substantially more convenient and efficient ordering;

     improved product information;

     more reliable status of order information and timing of shipments;


    faster delivery;


     greater order accuracy;

     lower inventory carrying costs that result in lower transaction; and

     processing costs and greater accounting and data entry efficiency.

    eB2B believes that the network trading channels will provide the following advantages to manufacturers:

     significant reduction in order processing costs;

     increased inventory turnover;

     reduced customer service costs; and

     decreased order-to-delivery time.

ELECTRONIC NETWORK TRADING CHANNELS

    eB2B's network trading channels are a simplified and cost efficient extension of electronic data interchange (EDI) systems. Current EDI systems allow buyers and sellers to conduct transactions, electronically and at set prices, between each other across an expensive proprietary network. Each side to the transaction is required to purchase expensive software and hardware specifically designed for the applicable EDI system. Transactions are standardized transmissions that do not allow for deviations once the initial computer format is set. Small to medium-sized retailers generally lack access to the EDI systems that larger retailers utilize because of the significant capital expenditures required for the hardware and software. eB2B believes that most current EDI systems are antiquated, do not utilize the current Internet-based technologies and are more expensive to use and build than Internet-based systems.

    The network trading channels allow manufacturers and retailers within a market to obtain product information, perform transactions and otherwise allow interaction with each other over the Internet. eB2B believes that as more manufacturers and retailers are drawn to the network trading channels, a networking effect should develop, where the value to each manufacturer in the network increases with the addition of each new retailer, and the value to each retailer increases with the addition of each new manufacturer.

    eB2B's network trading channels provide retailers with a form of on-line, real-time purchase ordering capability and inventory management access to manufacturers' software systems. Many of today's business-to-business e-commerce solutions must be integrated with an manufacturer's existing software systems, a process that can be complex, time-consuming and expensive. Manufacturers' personnel must be trained to use the new software. Consequently, selection and implementation of present business-to-business e-commerce solutions represents a significant commitment by the manufacturer, and the costs of switching solutions are high.

    eB2B believes that its business-to-business e-commerce solutions can be inexpensively integrated into a manufacturers' particular software system. By providing such integration, a manufacturer's personnel would not have to learn a new computer system and a manufacturer can maintain its existing software system. A retailer utilizing eB2B's solution will have the ability to purchase products at any time, 24 hours a day, 7 days a week, by using their current Internet browser and without having to learn a new customized program.


    Currently, eB2B operates two network trading channels in the sporting goods and the golf market. Each network trading channel has enrolled a number of manufacturers and retailers, including:

Retailers:
       Austad's Golf
      Golfer's Warehouse
      Fiddler's Green Golf Center
      Las Vegas Golf and Tennis
      Golf Galaxy



Retail Buying Groups:
       Nations Best Sports
      Team Athletic Goods



Manufacturers:
       Adams Golf
      Bike Athletic
      Schutt Sports
      Kunnan Golf
      Carbite Golf
      Delong Sportswear
      Cramer Products
      Twin City Knitting Mills



    eB2B intends to follow the implementation of the golf and sporting goods networks with the creation of network trading channels in other markets that are characterized by large manufacturers interacting with a large numbers of retailers.


STRATEGY

STRATEGIC PARTNERSHIPS

    eB2B's strategy to achieve heavy penetration in each targeted market, is to attract the buying power of large retailer buying and trading organizations and to attract leading manufactures to use eB2B's solutions. eB2B believes that alliances with technology partners, marketing partners, and retailer purchasing organizations in each of the targeted markets should allow eB2B to capture market share ahead of the competition.

    eB2B has initiated negotiations with a number of retailer purchasing organizations whose members consist of approximately 10,000 individual retailers. One of these organizations has signed an engagement letter to enroll in a network trading channel. Each industry purchasing organization consists of a large number of retailers. eB2B believes that these purchasing organizations will refer eB2B to manufacturers and that these manufacturers will enroll in a Network Trading Channel.

GROWTH STRATEGY

    eB2B has identified a number of markets within which it intends to launch network trading channels during the next twenty-four months. Each network trading channel will be targeted at markets characterized by a large number of buyers and sellers, a high degree of fragmentation among buyers, sellers or both, significant dependence on information exchange, large transaction volume and user acceptance of the Internet. These markets include: apparel, home furnishings, specialty retail, food and beverage, eating and drinking establishments, and mass retailers. Two network trading channels are intended to be launched in each market. After the successful launch of two network trading channels within the targeted markets, eB2B will evaluate and select additional network trading channels and additional markets.

TECHNOLOGY

    At the core of eB2B's technology is a proprietary Internet-based electronic commerce capability licensed by eB2B called Enterprise Commerce Solution ('ECS'). This network software runs on eB2B's servers in New York, New York and integrates with the technologies of eB2B's technology partners. The software is an enterprise-wide Internet based product that gives manufacturers and retailers access to each other's internal software systems.

    eB2B's technology package includes both proprietary and non-proprietary elements. On the front end, ECS integrates a retailer's accounting systems and a retailer purchasing organization's tracking systems through any secure Internet browser. On the back end, ECS ties into the manufacturer's software systems, various EDI value added networks (VANS) and other logistics and freight tracking modules in the supply chain. By connecting the systems of all of the participants in the network trading channel, ECS integrates their systems into an electronic marketplace.

    The retailers' interface with ECS is powered by InterWorld Corporation's 'Commerce Exchange' software, which has been extensively modified for eB2B to accommodate the needs of the network trading channels. eB2B believes that Commerce Exchange is a highly configurable, scalable, reliable and secure application server platform, ideal for deploying sophisticated e-commerce solutions. It is designed to integrate with a wide variety of hardware, operating systems, databases, and business applications.

    The back end's communications capabilities are based on the messaging software of Sterling Commerce, Inc. ('Sterling'). Furthermore, Sterling's expertise with EDI systems will allow eB2B to easily integrate the software systems of participating retailers and manufacturers with ECS.

    The diagram of the Network Trading Channel configuration is as follows:

                                      [CHART]

    ECS can bring together retailer support, product merchandising, shipping, logistics, order processing, manufacturing systems, financial and asset management in a real time environment.

TECHNOLOGY PARTNERS


    Currently, eB2B has working arrangements with two corporate partners that assist with such functions as sales, marketing, technology development and integration of eB2B's services with manufacturers' and retailers' software systems: Sterling and InterWorld Corporation (InterWorld).


    Sterling is a supplier of electronic commerce products and services with over 20 years of experience in assisting Fortune 500 companies with their EDI and software needs. Sterling and eB2B have agreed to a pilot Electronic Commerce Services Partnership Agreement for six months beginning October 8, 1999. eB2B will become the first provider of web enabled EDI services to Sterling's customers using their EDI value added network. eB2B will re-market Sterling's
COMMERCE: Network in conjunction with its own electronic commerce products for manufacturers that require value added network services. Sterling will dedicate ten (10) salespeople throughout the United States to sell eB2B's product exclusively, in exchange for a percentage of the transaction fee charged to manufacturers by eB2B. Sterling will also provide eB2B with manufacturers' UPC catalog data to load into the network trading channels, use of their value added network, marketing resources, sales support, and financial incentives to bring manufacturers to their COMMERCE: Network.

    InterWorld provides enterprise-class Internet commerce software for sales, order management, fulfillment and customer service applications. InterWorld is providing the software that the retailers will use to place their orders through the Internet to manufacturers. InterWorld has recently been recognized by Gartner Group's Dataquest as having the highest market share in the business-to-business, sell-side Internet commerce applications segment. eB2B has signed a licensing agreement for the use of InterWorld's Commerce Exchange software, in addition to contracting with InterWorld's Professional Services Group to enhance the network trading channel's functionality.



COMPETITION

    Business-to-business e-commerce is a new and rapidly evolving industry, competition is intense and expected to increase significantly in the future. Currently, business-to-business electronic commerce capabilities are fragmented and primarily used in the supplier to manufacturer chain. eB2B believes that very few networks exist where the manufacturer's finished goods inventory is being accessed by a retailer procurement system. eB2B believes that it provides a unique service in the marketplace, where a small to medium sized retailer can process transactions with multiple manufacturers. However, eB2B believes that competition may develop from four areas: EDI/electronic commerce companies, technology/software development companies, retailer purchasing organizations, and leading industry manufacturers.

    The EDI value added networks and e-commerce companies have provided the basis for the electronic commerce expansion currently taking place. However, many have only recently started to develop and market products that address the Internet. Many of the products being offered are extensions of existing products, allowing companies to offer Internet products. However, frequently these products lack the flexibility available through Internet-based e-commerce. Some companies provide the software and services that would allow groups to create trading networks similar to eB2B's trading networks. However, these companies do not currently organize the networks.

    The software development companies have developed products which fall into three broad categories. First, the packaged application, which provides out-of-the-box readiness, but with limited functionality. Second, the application toolkit, which provides base functionality with easy access to make modifications. Finally, hosted services, which provides the capability on an outsourced basis. All of these alternatives may present competition for eB2B, in that each provides an alternative product for an eB2B competitor to create its own business-to-business marketplace.

    The retailer purchasing organizations also present competition to eB2B in the electronic commerce market. Many of these organizations have established an online presence that services their community with content and general information. However, many of these organizations are relatively small enterprises that are unable to purchase expensive or cumbersome electronic commerce systems.

    Manufacturers may enter into the business-to-business market either on their own or by partnering with other large manufacturers. Additionally, manufacturers may attempt to contact consumers directly, thus bypassing retailers. Many leading manufacturers have, in fact, commenced offering products directly to the consumer. These offerings compete indirectly with the network trading channels. As more manufacturers utilize the business-to-consumer transactions, there is less need for the business-to-business marketplace.

TRADEMARKS


    eB2B's principal trademark is 'eB2B', for which eB2B is seeking a federal registration. The United States Patent and Trademark Office has issued an initial objection to the registration application based upon the descriptiveness of the trademark. eB2B has filed a response with the United States Patent and Trademark Office challenging the objection. There can be no assurance that a trademark will be granted by the United States Patent and Trademark Office. If a trademark is not obtained then there can be no assurance that the mark can be adequately protected against any third party infringement, which could adversely affect eB2B's business.

RECENT DEVELOPMENTS


MERGER WITH NETLAN ENTERPRISES, INC.



    On February 22, 2000, eB2B entered into an agreement and plan of merger with Netlan Enterprises, Inc. ('Netlan') under which Netlan merged into Netlan Merger Corporation, a recently-formed, wholly-owned subsidiary of eB2B. In connection with this merger, Netlan's shareholders received an aggregate of 122,180 shares of eB2B common stock, which will be exchanged for 325,000 shares of Company common stock upon the completion of the merger of eB2B into the Company. In addition, in connection with the closing of the merger with Netlan, eB2B satisfied outstanding debt obligations of Netlan of approximately $2.5 million.



    Netlan is based in New York, New York and commenced operations in 1986. Through its Netlan Interactive and Digital Studios divisions, Netlan provides e-commerce solutions; technology infrastructure design and implementation; network consulting; and systems integration services. Through its Netlan Technology Center, Netlan also provides technology training and educational services. Netlan's technology partners include: Cisco, Citrix, Compaq, ConnectInc.com, Hewlett-Packard, Lotus, Microsoft, Novell and Storage Dimensions.



    Prior to its merger into a subsidiary of eB2B, Netlan provided web development, network development, end-user training, and technical support services to eB2B and provided hosting services for eB2B's first two Network Trading Channels.



LOAN AND LINE OF CREDIT FROM BANK OF NEW YORK



    In February 2000, eB2B obtained a $2.5 million term loan from The Bank of New York. The term loan has a term of three (3) years, is interest-only until December 1, 2000, and bears interest at a rate equal to LIBOR plus 1%. The proceeds of the term loan were used to refinance the debt of Netlan satisfied by eB2B in connection with the merger with Netlan. eB2B has also obtained a $6.5 million line of credit with The Bank of New York. The term loan and the line of credit are secured by a Treasury Note in the amount of $9 million.



ENGAGEMENT OF CONSULTANT



    In February 2000, eB2B engaged McKinsey & Company to assist with the integration of eB2B, Netlan and the Company and to provide guidance toward formulating a unified strategy for the combined company after the merger.


EXECUTIVE COMPENSATION

    The table below provides information concerning the annual and long-term compensation earned or paid to eB2B's Chief Executive Officer and to each of its most highly compensated executive officers other than the Chief Executive Officer whose total annual salary and bonus exceeded $100,000, for services rendered to eB2B during the year ended December 31, 1999.


                                      ANNUAL COMPENSATION               LONG TERM COMPENSATION
                                  ---------------------------   --------------------------------------
                                                                                        SECURITIES
NAME                              YEAR  SALARY (1)    BONUS     OPTIONS AWARDED     UNDERLYING OPTIONS
----                              ----  ----------    -----     ---------------     ------------------
Peter J. Fiorillo...............  1999   $195,000    $110,000       750,000(2)(3)        750,000
Joseph Bentley..................  1999   $115,000    $ 40,000       100,000(4)           100,000
Kevin Hayes.....................  1999   $125,000    $ 35,000       100,000(4)           100,000


---------


(1) From January 1, 1999 to September 30, 1999, eB2B elected, in accordance with the right it was granted under each employment agreement, to accrue the base salary for each of the executive officers of eB2B. In January 2000, the accrued salary for each officer (which represented approximately seventy-five percent (75%) of the total salary for each officer) was converted at the election of the officers, into common stock of eB2B at $5.50 per share.

                                              (footnotes continued on next page)

(footnotes continued from previous page)


(2) Includes 250,000 options to purchase shares of common stock of eB2B granted under an executive performance equity plan between eB2B and the executive officer. The options vested during the 1999 calendar year, upon eB2B's achievement of the performance based goals set by the Board of Directors of eB2B.



(3) Includes 500,000 options that were granted to Mr. Fiorillo by eB2B, which options will vest immediately upon the completion of the merger with the Company.



(4) Includes 100,000 options to purchase shares of common stock of eB2B granted under an executive performance equity plan between eB2B and the executive officer. The options vested during the 1999 calendar year, upon eB2B's achievement of the performance based goals set by the Board of Directors of eB2B.


OPTION GRANTS


    The following table provides information regarding options issued during the year ended December 31, 1999 to executive officers of eB2B.


                                                         INDIVIDUAL GRANTS
                       -------------------------------------------------------------------------------------
                       NUMBER OF SECURITIES       PERCENT OF TOTAL
                        UNDERLYING OPTIONS     OPTIONS GRANTED TO ALL   EXERCISE PRICE
                             GRANTED          EMPLOYEES IN FISCAL YEAR    PER SHARE        EXPIRATION DATE
                             -------          ------------------------    ---------        ---------------
Peter J.
  Fiorillo(1)........        250,000                    20%                 $0.50            August 15, 2004
Peter J.
  Fiorillo(2)........        500,000                    39%                 $5.50           November 9, 2004
Joseph Bentley(3)....        100,000                     8%                 $0.50            August 15, 2004
Kevin Hayes(3).......        100,000                     8%                 $0.50            August 15, 2004




---------


(1) Includes 250,000 options to purchase shares of common stock of eB2B granted under an executive performance equity plan between eB2B and the executive officer. The options vested during the 1999 calendar year, upon eB2B's achievement of the performance based goals set by the Board of Directors.



(2) Includes 500,000 options that were granted to Mr. Fiorillo by the board of directors of eB2B, which options will vest immediately upon the completion of the merger with the Company.



(3) Includes 100,000 options to purchase shares of common stock of eB2B granted under an executive performance equity plan between eB2B and the executive officer. The options vested during the 1999 calendar year, upon eB2B's achievement of the performance based goals set by the Board of Directors.


EMPLOYMENT AGREEMENTS


    The Company has an employment agreement with the following executive officers that received compensation in excess of $100,000 for 1999: Peter J. Fiorillo, Joseph Bentley, and Kevin Hayes.



    Mr. Fiorillo's employment agreement, dated December 1, 1998, provides for a base salary of $195,000 per year. The base salary will increase by at least five percent (5%) per year. Mr. Fiorillo is also entitled to an annual bonus of at least $50,000 per year. The term of employment extends until December 31, 2002, however, Mr. Fiorillo's employment may be terminated by Mr. Fiorillo upon 60 days' notice or for cause, and may be terminated by the Company with or without cause. In the event employment is terminated by Mr. Fiorillo for cause, is terminated by the Company without cause, or is terminated as a result of Mr. Fiorillo's death, then the Company is required to pay Mr. Fiorillo a severance payment and all of Mr. Fiorillo's options would immediately vest. The severance payment is the greater of (1) 400% of the remaining compensation due under the agreement or (2) 250% of the highest annual compensation received during the preceding three years. The employment agreement also provides that Mr. Fiorillo has the right to terminate his employment upon a change of control and, in such case, receive the foregoing severance payment. However, as a condition to the merger, Mr.

Fiorillo has waived his rights with respect to a change of control, to the extent that the merger constitutes a change of control.



    Mr. Bentley's employment agreement, dated December 1, 1998, provides for a base salary of $115,000 per year. The base salary will increase by at least five percent (5%) per year. Mr. Bentley is also entitled to an annual bonus of at least $20,000 per year. The term of employment extends until December 31, 2001, however, Mr. Bentley's employment may be terminated by Mr. Bentley upon 60 days' notice or for cause, and may be terminated by the Company with or without cause. In the event his employment is terminated by Mr. Bentley for cause, is terminated by the Company without cause, or is terminated as a result of Mr. Bentley's death, then the Company is required to pay Mr. Bentley a severance payment and all of Mr. Bentley's options would immediately vest. The severance payment is the greater of (1) 300% of the remaining compensation due under the agreement or (2) 200% of the highest annual compensation received during the preceding three years. The employment agreement also provides that Mr. Bentley has the right to terminate his employment upon a change of control and, in such case, receive the foregoing severance payment. However, as a condition to the merger, Mr. Bentley has waived his rights with respect to a change of control, to the extent that the merger constitutes a change of control.



    Mr. Hayes' employment agreement, dated December 1, 1998, provides for a base salary of $125,000 per year. The base salary will increase by at least five percent (5%) per year. Mr. Hayes is also entitled to an annual bonus of at least $25,000 per year. The term of employment extends until December 31, 2001, however, Mr. Hayes' employment may be terminated by Mr. Hayes upon 60 days' notice or for cause, and may be terminated by the Company with or without cause. In the event his employment is terminated by Mr. Hayes for cause, is terminated by the Company without cause, or is terminated as a result of Mr. Hayes' death, then the Company is required to pay Mr. Hayes a severance payment and all of Mr. Hayes' options would immediately vest. The severance payment is the greater of
(1) 300% of the remaining compensation due under the agreement or (2) 200% of the highest annual compensation received during the preceding three years. The employment agreement also provides that Mr. Hayes has the right to terminate his employment upon a change of control and, in such case, receive the foregoing severance payment. However, as a condition to the merger, Mr. Hayes has waived his rights with respect to a change of control, to the extent that the merger constitutes a change of control.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


    Michael S. Falk, a director of eB2B, is a principal and the Chief Executive Officer of Commonwealth Associates, L.P. Under an agreement between Commonwealth Associates, L.P. and eB2B, upon completion of the merger, Commonwealth Associates, L.P. will receive a finder's fee equal to three percent (3%) of the total number of shares to be received by eB2B stockholders in the merger. Under an Agency Agreement between eB2B and Commonwealth Associates, L.P., until October 2000, the Company would be required to provide Commonwealth Associates, L.P. a right of first refusal to serve as manager, placement agent or investment banker in connection with an offering of securities of up to $25 million. In addition, in the event the Company is sold for cash or stock on or prior to October 2004, Commonwealth Associates, L.P. would be entitled to a fee equal to 1% of the consideration paid in such transaction. In addition, the Company issued Commonwealth Associates, L.P. warrants to purchase 470,000 shares of eB2B's common stock, at an exercise price of $5.50 per share in connection with serving as a financial advisor to eB2B in connection with the merger. The options vest upon completion of the merger.



    Peter J. Fiorillo, Chief Executive Officer of eB2B and the designated Chief Executive Officer of the Company after the merger, has been granted options to purchase 500,000 shares of eB2B's common stock at an exercise price of $5.50. These options will vest upon completion of the merger.



    In December 1998, Joseph Bentley, Executive Vice President and a director of eB2B, purchased on behalf of eB2B partially developed software at a price of $86,000. In consideration of such purchase, eB2B issued to Mr. Bentley a promissory note for $86,000. As of November 1999, $6,000 had been repaid by eB2B and the parties agreed to convert the remaining principal of the note, equal to $80,000, into shares of eB2B common stock at a conversion price of $0.50 per share.

                          FINANCIAL STATEMENTS OF eB2B



    The audited balance sheet of eB2B as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity and cash flows for the period from November 6, 1998 (date of inception) through December 31, 1998, and for the year ended December 31, 1999, and the related statements of operations, stockholders' equity (deficiency) and cash flows for the period from November 6 to December 31, 1998 and year ended 1999 are attached to this proxy statement/prospectus as Appendix F.


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS OF eB2B

    Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. eB2B's actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to these differences include, but are not limited to, the risks discussed in the section entitled 'Risk Factors' in this prospectus. See 'Special Note Regarding Forward-Looking Statements'.

OVERVIEW


    eB2B is an Internet-based business-to-business service provider allowing manufacturers and retailers within specific industry and industry segments to conduct cost effective transactions utilizing the Internet. We were incorporated in November 1998, and launched our web site which continues to be developed, in June 1999. For the period from inception to December 1999, our primary activities consisted of raising capital, recruiting and training employees, developing our business strategy, designing a business system to implement our strategy, and developing business relationships with retailers and manufacturers. Since launching our service, we have continued establishing additional relationships with retailers and manufacturers, promoting our brand name eB2B, and building a customer service operation. Our operating expenses have increased significantly since inception and are expected to continue to increase. This trend reflects the costs associated with our formation as well as increased efforts to promote the eB2B brand, build market awareness, attract customers, recruit personnel, and build our infrastructure. We must develop and build our customer base, implement and successfully execute our business and marketing strategy, continue to develop and enhance our transaction processing systems, respond to competitive developments and attract, retain and motivate quality personnel. Since our inception, we have incurred significant losses, and as of December 31, 1999, we had an accumulated deficit of approximately $35.6 million, which included a $29.4 million deemed dividend on preferred stock resulting from the December issuance of preferred shares at a price below the deemed market value based on the equivalent Company share price.



    We believe that our success will depend on our ability to:


     substantially increase the number of retailers and manufacturers conducting transactions through our service;

     realize repeat orders from a significant number of retailers and manufacturers;

     achieve favorable gross margins; and


     rapidly expand and build Network Trading Channels in new Vertical Markets.


    To meet these challenges, we intend to invest heavily in marketing and promotion, infrastructure facilities, equipment, technology and personnel. As a result, we expect to incur substantial operating losses for the foreseeable future and the rate at which such losses will be incurred may increase significantly from current levels. See 'Risk Factors'. In addition, our limited operating history makes the prediction of future results of operations difficult, and accordingly, we cannot assure you that we will achieve or sustain revenue growth or profitability. See 'Risk Factors'.

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                      RESULTS OF OPERATIONS FOR THE PERIOD
                      FROM INCEPTION TO DECEMBER 31, 1998

NET SALES

    We recognize revenue at the time our services are performed. We launched our web site, which continues to develop, and commenced operations in October 1999. We therefore did not generate any net sales in 1998.

OPERATING EXPENSES


    Selling, General and Administrative. General and administrative expenses include costs related to consulting and legal services. General and administrative expenses were approximately $55,000 for the period from inception to December 31, 1998. We expect general and administrative expenses to increase as we expand our staff and incur additional costs to support the expected growth of our business.


    Software Development. Software development expense was $53,000 for the period from inception to December 31, 1998, representing amortization of capitalized software development costs.


       RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999


NET SALES


    We did not recognize any revenue for the fiscal year ended December 31, 1999.


OPERATING EXPENSES


    Selling, General and Administrative. General and administrative expenses increased to approximately $3.1 million for the year ended December 31, 1999, from $55,000 from inception to December 31, 1998. The increase in general and administrative expenses was attributable to an increase in payroll and related expenses due to increased staffing, stock based compensation expense, consulting and professional fees related to legal, marketing and finance, and rent and facility charges due to additional corporate office space.



    Stock Based Compensation. In connection with the granting and vesting of certain stock options during 1999, we recorded stock based compensation expense of $793,000, representing, to the extent the options vested during the period, the difference between the fair market value of eB2B's common stock and the option exercise price as determined by our Board of Directors on the date of grant. $675,000 of the stock based compensation expense is attributable to the granting and vesting of 450,000 options to the founders in accordance with executive performance equity agreements executed between each founder and eB2B in 1998. The remainder is attributable to various option grants to new employees during the period.



    Software Development. Software development expenses increased to $572,000 in the year ended December 31, 1999 from $53,000 for the period from inception to December 31, 1998. This increase was primarily attributable to depreciation relating to the software that was capitalized in 1998. eB2B purchased and developed new software containing additional features and functionality during the year ending December 31, 1999 and capitalized those costs in 1999.


LIQUIDITY AND CAPITAL RESOURCES


    Since inception, we have financed our operations primarily through private sales of common stock and preferred stock. Through December 31, 1999, net proceeds of such sales totaled $29.9 million.



    Net cash used in operating activities was approximately $589,000 in the year ended December 31, 1999, and $5,000 in the period from inception through 1998. Net cash used in operating activities for each of these periods primarily consisted of net losses, partially offset by accrued liabilities, depreciation and amortization and non-cash operating expenses.



    Net cash used in investing activities was approximately $17.4 million in the year ended December 31, 1999, and no cash was used in the period from inception through December 31, 1998. Net cash used


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in investing activities for the year ending December 31, 1999, primarily consisted of the purchase of investments available for sale, purchases of software, computer equipment and furniture and fixtures.



    Net cash provided by financing activities was approximately $27.9 million in the year ended December 31, 1999, and $15,000 in the period from inception through 1998. Net cash provided by financing activities during the year ended December 31, 1999, primarily consisted of proceeds from the issuance of common stock and preferred stock.



    In September 1999, eB2B executed a letter of intent with an investment banking firm to raise capital in a private placement offering of eB2B's securities. In October 1999, in anticipation of the private placement offering, the investment banking firm arranged for $1 million in bridge financing for eB2B until the private placement offering commenced. The bridge financing consisted of convertible notes and warrants to purchase shares of common stock of eB2B.



    In December 1999, the Company concluded its private placement offering and received gross proceeds of approximately $33 million and issued approximately
3.3 million shares of Series B Preferred Stock and approximately 1.5 million warrants to purchase shares of common stock.



    eB2B anticipates that its existing available capital resources, including the investments held for sale which consist of treasury bills with maturity dates ranging from March 2000 to September 2000, will be sufficient to meet anticipated working capital and capital expenditure requirements for at least the next twelve months. Our future capital needs will be highly dependent on the number of additional Network Trading Channels we launch, the timing of these launches and the success once they are launched. Thus, any projections of future cash needs and cash flows are subject to substantial uncertainty. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities, obtain a line of credit or curtail our expansion plans. In addition, if we issue additional securities to raise funds, those securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or if at all, to permit us to continue with current operations.



    Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. eB2B's actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to these differences include, but are not limited to, the risks discussed in the section entitled 'Risk Factors' in this prospectus.



                         FINANCIAL STATEMENTS OF NETLAN



    The audited balance sheets of Netlan as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended are attached to this proxy statement/prospectus as Appendix F.



          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS OF NETLAN



    Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Netlan's actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to these differences include, but are not limited to, the risks discussed in the section entitled 'Risk Factors' in this prospectus. See 'Special Note Regarding Forward-Looking Statements'. The following discussion should be read together with Netlan's historical consolidated financial statements, including the notes appearing elsewhere in this proxy statement/prospectus as Appendix F.



OVERVIEW



    Netlan provides technology, educational and internet development solutions for its clients. In February 2000, Netlan merged with eB2B.


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           RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999



REVENUES



    Netlan's net revenue increased to approximately $4.2 million in 1999 from approximately $3.7 million in 1998. The net revenue consisted of internet application revenue, which increased to approximately $1.9 million in 1999 from approximately $1.1 million in 1998. The increase in revenues was the result of larger and more complex engagements and an increase in the size of the sales force. The educational services revenue decreased to approximately $2.3 million in 1999 from approximately $2.6 million in 1998. The decrease in revenues was attributable to delays in the release of planned software releases from Microsoft Corporation and Lotus Development Corporation. This delay caused clients to delay training preparation and classes. Other revenues decreased to approximately $19,000 in 1999 from approximately $44,000 in 1998. In addition, Netlan discontinued operations for its computer network, design, consulting, and implementation services.



COST OF REVENUES



    Total cost of revenues increased to approximately $2.8 million in 1999 from approximately $1.7 million in 1998. Gross profits decreased to approximately $1.5 million in 1999 from approximately $2 million in 1998. The internet applications costs increased to approximately $1.4 million in 1999 from approximately $400,000 in 1998. The education services costs increased to approximately $1.4 million in 1999 from approximately $1.3 million in 1998.



OPERATING EXPENSES



    Operating expenses increased to approximately $2.9 million in 1999 from approximately $2.1 million in 1998. The increase in operating expenses was attributable to an increase in payroll, amortization of intangible assets resulting from an asset purchase in 1998. depreciation of property and equipment, and increased staffing, consulting and professional fees related to legal, marketing and finance.



LIQUIDITY AND CAPITAL RESOURCES



    As of December 31, 1999, Netlan had cash of approximately $83,000 and total current assets of approximately $528,000 and total current liabilities of approximately $4.2 million.



    The Company had a net loss of approximately $2.5 million for the year ended December 31, 1999, an accumulated deficit of approximately $3.2 million, and a negative operating cash flow of approximately $435,000 for 1999. On December 31, 1999, Netlan's capital resources were not adequate to finance Netlan's activities for the quarter ending March 31, 2000. Pursuant to a loan agreement with eB2B, Netlan received an amount equal to $200,000. Netlan completed a merger with eB2B on February 22, 2000.



    Net cash used in continued operating activities increased to approximately $435,000 in 1999 from approximately $9,000 in 1998.



    Net cash used in investing activities decreased to approximately $83,000 in 1999 from approximately $570,000 in 1998, primarily consisted of the purchase of a business and computer equipment and property.



    Net cash provided by financing activities decreased to approximately $360,000 in 1999 from approximately $557,000 in 1998.



    Except for historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Netlan's actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to these differences include, but are not limited to, the risks discussed in the section entitled 'Risk Factors' in this prospectus.


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                              PROPOSAL NUMBER TWO
            AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION



    The Company's board of directors has unanimously approved and recommends that the stockholders adopt a resolution approving an amended and restated certificate of incorporation, which provides certain modifications to the Company's current amended and restated certificate of incorporation. The text of the amended and restated certificate of incorporation is attached to this proxy statement/prospectus as Appendix D. Set forth below is a summary of the material modifications which would be effected by the amended and restated certificate of incorporation. The following summary is qualified by reference to the Company's current amended and restated certificate of incorporation and the proposed amended and restated certificate of incorporation.



    If approved by the stockholders, the amended and restated certificate of incorporation will be filed with the Secretary of State of the State of New Jersey concurrently with the filing of the certificate of merger with respect to the merger with eB2B, as provided in Title 14A, Chapter 10 of the New Jersey statutes, and will be effective immediately prior to the consummation of the merger.



CHANGE OF COMPANY'S NAME TO eB2B COMMERCE, INC.



    In connection with the merger agreement with eB2B, the Company's board of directors has approved a change to the name of the Company to 'eB2B Commerce, Inc.,' effective upon the consummation of the merger with eB2B. The Company's board of directors believes that the name 'eB2B Commerce, Inc.' will more accurately reflect the business of the Company following the merger.



INCREASE IN NUMBER OF AUTHORIZED SHARES OF CAPITAL STOCK



    The Company's board of directors has approved an increase in the number of authorized shares of capital stock of the Company from 55 million to 250 million. Of such authorized capital shares, the number of shares of common stock authorized would increase from 50 million to 200 million and the number of shares of preferred stock authorized would increased from 5 million to 50 million. Upon consummation of the merger with eB2B, there will be approximately 46 million shares of common stock outstanding, on a fully-diluted basis, and upon approval of the 2000 Stock Option Plan, the Company will have the authority to issue up to 10 million additional shares of common stock underlying awards granted pursuant to such plan.



    The additional shares of common stock authorized would have rights and privileges identical to those of the currently outstanding shares of common stock except as amended by this proposal. The additional shares of preferred stock authorized would have the rights and privileges determined by the board of directors from time to time. In connection with the filing of the amended and restated certificate of incorporation, and as required by the terms of the merger agreement with eB2B, the board of directors have authorized the issuance of two series of preferred stock, described below under 'Authorization of Series A Preferred Stock and Series B Preferred Stock.'



    The Company currently has an insufficient number of authorized but unissued and unreserved shares of common stock to effect both the merger with eB2B and the 2000 Stock Option Plan. As a result, the board of directors believes it is desirable to authorize additional shares of capital stock so that there will be sufficient shares available both to consummate the merger with eB2B and to reserve shares for issuance under the 2000 Stock Option Plan, as well as for issuance after the merger for purposes that the board of directors may hereafter determine to be in the best interests of the Company and its stockholders. Such purposes could include the offer of shares for cash, acquisitions, financings, mergers, stock splits, stock dividends, employee benefit programs and other general corporate purposes. No further action or authorization by the Company stockholders would be necessary prior to the issuance of additional shares of common stock, unless required by applicable law or regulation. Other than in connection with the merger with eB2B and the 2000 Stock Option Plan, the Company does not have any immediate plans, agreements, arrangements, commitments or understandings with respect to the issuance of any of the additional shares that would be authorized by this amendment.


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    The proposed amendment will increase the total number of authorized shares of capital stock by an amount substantially greater than that necessary to effect the merger with eB2B and the 2000 Stock Option Plan. If additional shares are issued for the purposes described above or otherwise, the Company's stockholders could experience a greater reduction in their percentage interest in the Company with respect to earnings per share, voting, liquidation value and book and market value per share. The availability for issuance of additional shares of capital stock could also enable the board of directors to render more difficult or discourage an attempt to obtain control of the Company in the future. For example, the issuance of shares in a public or private sale, merger or similar transaction would increase the number of outstanding shares, thereby possibly diluting the interest of a party attempting to obtain control of the Company.


AUTHORIZATION OF SERIES A PREFERRED STOCK AND SERIES B PREFERRED STOCK


    In connection with the merger agreement with eB2B, the Company's board of directors has approved the authorization of two new series of preferred stock having terms substantially equivalent to the currently authorized series of preferred stock of eB2B. The amended and restated certificate of incorporation will also eliminate the Company's Series A 6% Convertible Preferred Stock and Series B 6% Convertible Preferred Stock which were previously authorized. There are no outstanding shares of the Company's Series A 6% Convertible Preferred Stock or Series B 6% Convertible Preferred Stock.


SERIES A PREFERRED STOCK


    The Company's board of directors has approved the authorization of 2,000 shares of preferred stock, designated as 'Series A Preferred Stock.' The Company's board of directors will have the authority to increase or decrease the number of authorized shares of Series A Preferred Stock. The material terms of the Series A Preferred Stock are as follows:



        Dividends. Holders of Series A Preferred Stock are entitled to dividends only to the extent that the Company declares or pays a dividend on its common stock, in which case such holders will receive an amount of dividends as if their shares had been converted to common stock.



        Liquidation Preference. Upon any liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock shall be entitled to payment of $1,000 per share plus an amount equal to any accrued and unpaid dividends, before any distribution is made to the holders of common stock of the Company. If the assets to be distributed are insufficient to permit such payment, then the entire assets to be so distributed shall be distributed ratably among the holders of Series A Preferred Stock. The Series A Preferred Stock will rank pari passu with the Series B Preferred Stock, described below.



        Optional Conversion. A holder of shares of Series A Preferred Stock may convert any or all of such shares, at the holder's option at any time, into a number of shares of common stock of the Company equal to 500 multiplied by the Exchange Ratio applicable to the merger with eB2B, at a conversion price of $2.00 per share divided by the Exchange Ratio applicable to the merger with eB2B (or the conversion price as last adjusted and then in effect, as described below).



        Anti-dilution Protection. If the Company issues or sells any shares of its common stock for consideration less than the conversion price then in effect, the conversion price shall be adjusted by dividing (i) the sum of
    (a) the number of shares of common stock outstanding prior to such sale (including all shares issuable upon conversion of the Series A Preferred Stock) multiplied by the then existing conversion price and (b) the consideration received in such sale by (ii) the number of shares of common stock outstanding after such sale (including all shares issuable upon conversion of the Series A Preferred Stock). Similarly, if the Company issues other convertible securities (other than options granted to employees, officers, directors, consultants and/or vendors of the Company) with a conversion price less than the then existing conversion price applicable to the Series A Preferred Stock, such conversion price will be appropriately adjusted.



        Mandatory Conversion. If the Company shall complete an underwritten public offering involving the sale of common stock at a price per share of not less than $7.50 divided by the Exchange Ratio applicable to the merger with eB2B and providing proceeds of not less than


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

    $7,500,000, then the Series A Preferred Stock shall be automatically converted into common stock at the conversion price then in effect.



        Voting Rights. On all matters submitted to a vote by the stockholders of the Company, the holders of Series A Preferred Stock are entitled to one vote for each share of common stock into which such share of Series A Preferred Stock is then convertible.



SERIES B PREFERRED STOCK



    The Company's board of directors has approved the authorization of 4 million shares of preferred stock, designated as 'Series B Preferred Stock.' The material terms of the Series B Preferred Stock are as follows:



        Dividends. Holders of Series B Preferred Stock are entitled to dividends only to the extent that the Company declares or pays a dividend on its common stock, in which case such holders will receive an amount of dividends as if their shares had been converted to common stock.



        Liquidation Preference. Upon any liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock shall be entitled to payment of $10 per share plus an amount equal to any accrued and unpaid dividends, before any distribution is made to the holders of common stock of the Company. If the assets to be distributed are insufficient to permit such payment, then the entire assets to be so distributed shall be distributed ratably among the holders of Series B Preferred Stock. The Series B Preferred Stock will rank pari passu with the Series A Preferred Stock, described above.



        Ranking. The Company will not create or authorize any series of stock ranking senior to, or pari passu with, the Series B Preferred Stock, without the affirmative vote or the written consent of at least one-third of the outstanding shares of Series B Preferred Stock.



        Optional Conversion. A holder of shares of Series B Preferred Stock may convert any or all of such shares, at the holder's option at any time, into a number of shares of common stock of the Company equal to $10.00 multiplied by the number of shares being converted, divided by $5.50, divided by the Exchange Ratio applicable to the merger with eB2B (subject to adjustment as described below).



        Mandatory Conversion. The Series B Preferred Stock will automatically convert into common stock upon a public offering of the Company's securities raising gross proceeds in excess of $20 million or the completion of a private placement in an amount of at least $20 million, provided, in either case, that at the closing of the public offering or private placement, the Company's market valuation is at least $122.5 million (determined by multiplying the number of shares of common stock and common stock equivalents by the per share offering price in the public offering or private placement) and provided further that the per share offering price is at least $13.75 divided by the Exchange Ratio applicable to the merger with eB2B (subject to adjustment).



        Anti-dilution Protection. The Series B Preferred Stock will be protected against dilution upon the occurrence of certain events, including but not limited to, sales of shares of common stock for less than fair market value or $5.50 per share divided by the Exchange Ratio applicable to the merger with eB2B.



        Voting Rights. On all matters submitted to a vote by the stockholders of the Company, the holders of Series B Preferred Stock are entitled to one vote for each share of common stock into which such share of Series B Preferred Stock is then convertible.



        Right to Elect Director. The holders of the Series B Preferred Stock, voting as a class, shall be entitled to elect one (1) director of the Company (and the Company will agree that number of directors constituting the board of directors shall be seven (7)).



    The board of directors has approved the authorization and issuance of the Series A Preferred Stock and the Series B Preferred Stock pursuant to the terms of the merger agreement with eB2B. The merger agreement provides that the holders of preferred stock of eB2B shall receive, in the merger, shares of preferred stock of the Company having terms substantially similar to the terms of the eB2B preferred stock owned by such holders.


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    As described above, the holders of Series A Preferred Stock and Series B
Preferred Stock have certain privileges in the event of liquidation of the Company and other rights that may be in addition to the rights of the holders of common stock.


ELIMINATION OF CLASSES AND CERTAIN QUALIFICATIONS FOR DIRECTORS


    Article Eighth of the Company's certificate of incorporation currently provides that the board of directors shall be divided into three classes of directors, as nearly equal in number as possible. Each director is serving a staggered term of three (3) years, with each class being elected at different annual meetings of stockholders. In addition, unless waived by the board of directors, it provides that in order to qualify for election as a director, a person must have been a stockholder of the Company for at least three
(3) years.



    The proposed amended and restated certificate of incorporation provides that the directors will not be divided into classes and will not serve staggered terms. Instead, all directors shall serve a one-year term and all of the directors will be elected at every annual meeting of stockholders. In addition, a director will not be required to be a stockholder of the Company for any period of time prior to qualifying for election as a director.



    The Company's board of directors believes that the elimination of a classified board will allow stockholders to express their views annually and eradicate obstacles to removing directors that are not, in the stockholders' opinion, managing the Company in their best interests. This will promote effective management oversight and management's attention to and representation of stockholders' interests. The board of directors also believes that this proposal will minimize management's ability to perpetuate itself in control of the Company without the support of the stockholders. The board of directors further believes that the elimination of the stock ownership requirement for nominees for director will also help minimize management's ability to perpetuate itself in control of the Company without the support of the stockholders.



    The Company originally adopted the classified board to promote continuity and stability in management and to make the Company less vulnerable to attempted takeovers. A classified board extends the time required for a change of control of the board and tends to discourage hostile takeovers because, assuming that each class of directors is equal in size, a majority stockholder could not obtain control of the board of directors until the second annual meeting of stockholders after such person acquired a majority of the voting stock. Similarly, the requirement of three years of stock ownership for nominees for director, which may be waived at the discretion of the directors, grants to the directors the power to prevent unwanted takeovers.



    While the elimination of classes of directors, staggered terms and the requirement of long-term stock ownership for directors may have the effect of making the Company more susceptible to hostile takeovers, the board of directors believes that such risk is mitigated to some extent by the anti-takeover provisions of the New Jersey law, which are discussed under 'Proposal Number
One -- The Merger -- Comparative Rights of Stockholders of the Company and eB2B.'



ELIMINATION OF CERTAIN ANTI-TAKEOVER PROVISIONS



    The Company's current amended and restated certificate of incorporation currently contains several other anti-takeover provisions that, if approved by stockholders, will not be included in the Company's amended and restated certificate of incorporation. These include the following:



        Article Eleventh of the Company's current amended and restated certificate of incorporation provides that, except upon the prior approval of 66 2/3% of the members of the Company's board of directors, the affirmative vote of stockholders entitled to cast at least 80% of the votes which all stockholders of the Company are entitled to cast is required for approval of any merger or consolidation; share exchange; sale, lease, exchange or other transfer of all or substantially all of the Company's assets; or similar transaction; or any liquidation or dissolution of the Company.



        Article Twelfth of the Company's current amended and restated certificate of incorporation provides that, except upon the prior approval of 66 2/3% of the members of the Company's board of


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    directors, no person or group acting in concert shall acquire 'voting control,' of the Company. In addition, Article Twelfth provides that if 'voting control' is acquired in violation of such article, the shares acquired in excess of the number sufficient to confer voting control will thereafter no longer be entitled to vote on any matter.



        Article Seventeenth provides that certain provisions of the amended and restated certificate of incorporation, including Articles Eighth, Eleventh and Twelfth described above, may not be repealed, altered or amended except upon (i) the affirmative vote of shareholders of the Company entitled to cast at least 80% of the votes which all stockholders of the Company are then entitled to cast or (ii) the affirmative vote of 80% of the members of the board of directors of the Company and the affirmative vote of shareholders of the Company entitled to cast at least a majority of the votes which all stockholders of the Company are then entitled to cast.



    The Company's board of directors believes that the elimination of the foregoing supermajority voting requirements will eradicate obstacles to changing the number of directors and limitations on removing directors that are not, in the stockholders' opinion, managing the Company in their best interests. The board believes this will benefit the Company in the manner described above under 'Elimination of Classes and Certain Qualifications for Directors.' This proposal will also increase the likelihood that certain transactions which are favored by a majority of shareholders will be consummated.



    The Company originally adopted the supermajority voting requirements to make the Company less vulnerable to attempted takeovers that may have been unwanted by the directors.



    While the elimination of supermajority voting requirements may have the effect of making the Company more susceptible to hostile takeovers, the board of directors believes that such risk is mitigated to some extent by the anti-takeover provisions of the New Jersey law, which are discussed under 'Proposal Number One -- The Merger -- Comparative Rights of Stockholders of the Company and eB2B.'



VOTE REQUIRED



    The affirmative vote of shareholders of the Company entitled to cast at least a majority of the votes which all stockholders are entitled to cast is required to approve the amendments to the Company's certificate of incorporation.



    THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE 'FOR' PROPOSAL 2.


                             PROPOSAL NUMBER THREE
              ADOPTION AND APPROVAL OF THE 2000 STOCK OPTION PLAN


GENERAL



    The board of directors of the Company has adopted, subject to shareholder approval, the 2000 Stock Option Plan, which will be effective as of the closing of the merger with eB2B. Under the 2000 Stock Option Plan, employees, management, independent consultants and non-employee directors of the Company may receive incentive compensation in the form of stock options and other stock-based awards.



    The 2000 Stock Option Plan is being submitted for stockholder approval at the special meeting for a number of reasons. First, stockholder approval of the 2000 Stock Option Plan is required for the award of incentive stock options under the requirements of Section 422 of the Internal Revenue Code of 1986. Second, while not otherwise required, the board of directors believes it is appropriate to obtain stockholder approval. Approval of the 2000 Stock Option Plan requires the affirmative vote of the holders of a majority of the shares of Company common stock.



    The material provisions of the 2000 Stock Option Plan are summarized below. The following summary is qualified by reference to the full text of the 2000 Stock Option Plan, which is attached to this proxy statement/prospectus as Appendix H.

PURPOSE


    The purpose of the 2000 Stock Option Plan is to aid in attracting and retaining employees, officers, independent consultants and non-employee directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company's business and to afford them an opportunity to acquire a proprietary interest in the Company.


EFFECT ON PRIOR PLANS


    For purposes of administration and share accounting under the 2000 Stock Option Plan, the Company's 1997 Incentive Stock Option Plan, as amended, and eB2B's 1998 Incentive Stock Option Plan (collectively, the 'Prior Plans'), will be incorporated in the 2000 Stock Option Plan upon its effective date. All outstanding options subject to the terms of the Prior Plans will remain outstanding and subject to the terms and conditions of those plans but are counted as part of the total number of shares of Common Stock awarded under the 2000 Stock Option Plan.


TYPES OF AWARDS


    The 2000 Stock Option Plan will permit the granting of (a) incentive stock options ('Incentive Stock Options') meeting the requirements of Section 422 of the Internal Revenue Code of 1986, (b) stock options that do not meet such requirements ('Non-statutory Stock Options') (collectively 'Options'),
(c) stock appreciation rights ('SARs'), (d) restricted stock, and (e) other stock-based awards (collectively 'Awards').


ADMINISTRATION


    The 2000 Stock Option Plan will be administered by the Company's board of directors unless and until it delegates administration to a committee composed of not fewer than two of its members ('Administrator'). All of the members of any such committee must be non-employee directors (unless the Company's board of directors expressly declares that such requirement shall not apply). If administration is delegated to a committee, that committee will have, in connection with the administration of the Plan, the powers possessed by the Company's board of directors, subject, however, to such resolutions, not inconsistent with the provisions of the 2000 Stock Option Plan, as may be adopted from time to time by the Company's board of directors.


SHARES SUBJECT TO THE PLAN


    The maximum aggregate number of shares of common stock that may be issued pursuant to awards under the 2000 Stock Option Plan shall not exceed 10,000,000 shares. The maximum number of shares of common stock subject to Options granted to any individual participant in any calendar year shall be one million (1,000,000) shares except that in the first calendar year of employment with the Company, the maximum number of shares will be one million five hundred thousand (1,500,000) shares. If any award expires or terminates, in whole or in part, without having been exercised in full, or if any unvested award is forfeited, the common stock not purchased under such award will revert to and again become available for issuance under the 2000 Stock Option Plan. The common stock subject to the 2000 Stock Option Plan may be unissued shares or reacquired shares bought on the market or otherwise.


ELIGIBILITY


   Incentive Stock Options may be granted only to employees. Non-statutory
Stock Options, SARs, Restricted Stock, and other stock-based awards may be granted to employees, directors, officers, and independent consultants. A person who owns more than 10% of the common stock at the time of grant is eligible for Incentive Stock Options only if (i) the exercise price of the shares subject to the grant is at least one hundred and ten percent (110%) of the fair market value of the underlying common stock on the date it was granted and (ii) the Option has a term not longer than five (5) years from the date it was granted.

TERM AND TERMINATION


    No Option is exercisable after the termination date set forth on the option agreement provided at the time the Option was granted (the 'Stated Termination Date'). The Stated Termination Date cannot be later than ten (10) years after the date the Option is granted. All Awards are subject to certain forfeitures, of all or part, of the Award in the event the participant's employment or service with the Company is terminated prior to the exercise of the Award. The amount of an Award forfeiture by the participant is based upon the type of Award and the reason for termination, which includes, but is not limited to, death, disability, retirement and termination for cause.


EXERCISE PRICE


    The exercise price of each Incentive Stock Option will not be less than one hundred percent (100%) of the fair market value of the Company common stock on the date of granting the Option. The exercise price of each Non-statutory Stock Option shall be determined at the discretion of the Administrator on the date of the granting of the Non-statutory Stock Option.


CONSIDERATION


    The Option price upon exercise of Options shall be payable, at the time of exercise, in cash or, if permitted by the Administrator, by delivery to the Company of other Company common stock or the Company withholding shares of common stock.


TRANSFERABILITY


    An Award is not transferable except by will or the laws of descent and distribution.


VESTING


    The period of time in which Options vest will be determined by the Administrator at the time of grant of the Options and will be provided for in the option agreement.


ADJUSTMENTS UPON CHANGE IN STOCK


    In the event of any merger, reorganization, consolidation, recapitalization, separation, liquidation, stock dividend, split-up, share combination, or other change in the corporate structure of the Company affecting the stock, such adjustment shall be made in the number and class of shares which may be delivered under the Plan, and in the number and class of and/or price of shares subject to outstanding Options. SARs, Restricted Stock Awards, and other stock-based awards granted under the Plan, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights; and provided that the number of shares subject to any Award shall always be a whole number. Any adjustment of an Incentive Stock Option under this paragraph shall be made in such a manner so as not to constitute a modification within the meaning of Section 425(h)(3) of the Internal Revenue Code of 1986.


AMENDMENT


    The Administrator at any time, and from time to time, may amend the 2000 Stock Option Plan. However, no amendment shall be effective unless approved by the stockholders of the Company if stockholder approval is required in order for the 2000 Stock Option Plan to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, or to comply with the requirements of Rule 16b-3 of the Securities Exchange Act of 1934 or Nasdaq National Market listing requirements (if applicable) or any other regulatory body having jurisdiction with respect hereof. The Administrator may in its sole discretion submit any amendment to the 2000 Stock Option Plan to the Company stockholders for approval.

TERMINATION OR SUSPENSION


    The Administrator may suspend or terminate the 2000 Stock Option Plan at any time. Unless sooner terminated, the 2000 Stock Option Plan will terminate on April 25, 2010. No Awards may be granted under the 2000 Stock Option Plan while the plan is suspended or after it is terminated.



GRANTS



    There are no commitments to grant any options under the 2000 Stock Option Plan except 50,000 shares to Steven L. Vanechanos, Jr.


FEDERAL INCOME TAX INFORMATION

    Incentive Stock Options. Incentive Stock Options under the 2000 Stock Option Plan are intended to be eligible for the favorable federal income tax treatment accorded 'incentive stock options' under the Internal Revenue Code. There generally are no federal income tax consequences to the optionee or the Company by reason of the grant or exercise of an Incentive Stock Option. However, the exercise of an Incentive Stock Option may increase the optionee's alternative minimum tax liability, if any. If an optionee holds stock acquired through exercise of an Incentive Stock Option for at least two (2) years from the date on which the option is granted and at least one (1) year from the date on which the shares are transferred to the optionee upon exercise of the option, any gain or loss on a disposition of such stock will be long-term capital gain or loss. Generally, if the optionee disposes of the stock before the expiration of either of these holding periods (a 'Disqualifying Disposition'), at the time of disposition, the optionee will realize taxable ordinary income equal to the lesser of (a) the excess of the stock's fair market value on the date of exercise over the exercise price, or (b) the optionee's actual gain, if any, on the purchase and sale. The optionee's additional gain, or any loss, upon the Disqualifying Disposition will be a capital gain or loss. Capital gains currently are subject to lower tax rates than ordinary income. To the extent the optionee recognizes ordinary income by reason of a Disqualifying Disposition, the Company will generally be entitled (subject to the requirement of reasonableness and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the Disqualifying Disposition occurs.


    Non-statutory Stock Options and SARs. There are no tax consequences to the optionee or the Company by reason of the grant of a Non-statutory Stock Option or SAR. Upon exercise of a Non-statutory Stock Option, the optionee normally will recognize taxable ordinary income equal to the excess of the stock's fair market value on the date of exercise over the option exercise price. Subject to the requirement of reasonableness and the satisfaction of a reporting obligation, the Company will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionee. Upon disposition of the stock, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the purchase price (to the extent not recognized as taxable income as described above). Slightly different rules may apply to optionees who are subject to Section 16(b) of the Securities Exchange Act of 1934. Upon exercising an SAR, the participant generally must recognize ordinary income equal to the cash or the fair market value of the freely transferable and nonforfeitable shares received. The Company generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with a Non-statutory Stock Option or SAR. The Company generally are not entitled to a tax deduction relating to amounts that represent a capital gain to a participant.



    Restricted Stock. The participant generally must recognize ordinary income equal to the fair market value of the shares of common stock received when the shares first become transferable or are not subject to a substantial risk of forfeiture, whichever occurs earlier. The Company generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant.



    THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE 'FOR' PROPOSAL 3.

                               TRADEMARK MATTERS

    This proxy statement/prospectus contains trademarks and service marks of eB2B and the Company and may contain trademarks of others.

    Trademarks and service marks of the Company include the following:


    (1) DWEB
    (2) DYNAMICWEB
    (3) DYNAMICWEB
    (4) ECBRIDGENET
    (5) ECELITE
    (6) EDIBRIDGENET
    (7) EDIXCHANGE
    (8) EXTENDING THE ENTERPRISE
    (9) NETCAT


    eB2B's principal trademark is 'eB2B,' for which eB2B is seeking a federal registration.


    Netlan's trademarks include the following:



    (1) N LOGO DESIGN
    (2) NETLAN
    (3) NETLAN INTERACTIVE
    (4) NEW N LOGO DESIGN
    (5) INTERACTIVE COMMUNICATIONS INTERNATIONAL
    (6) DIGITAL STREETSMARTS


                                 LEGAL MATTERS

    The validity of the Company's common stock and preferred stock to be issued to the eB2B stockholders in connection with the merger will be opined upon for the Company by Brown Raysman Millstein Felder & Steiner LLP.

                                    EXPERTS


    The consolidated financial statements of DynamicWeb Enterprises, Inc. and Design Crafting, Inc. incorporated by reference or appearing as exhibits to this proxy statement/prospectus have been audited by Richard A. Eisner & Company, LLP, independent auditors, to the extent indicated in their reports on those financial statements incorporated by reference. In the case of the financial statements of DynamicWeb Enterprises, Inc., their report contains an explanatory paragraph with respect to substantial doubt as to the ability of the Company to continue as a going concern. Such financial statements have been incorporated into this proxy statement/prospectus by reference or included in this proxy statement/prospectus in reliance upon such reports given upon the authority of Richard A. Eisner & Company, LLP as experts in accounting and auditing.



    The financial statements of eB2B Commerce, Inc. at December 31, 1998 and 1999, and for the period from November 6, 1998 (inception) through December 31, 1998 and the year ended December 31, 1999, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.



    The consolidated balance sheets of Netlan Enterprises, Inc. and Subsidiaries as of December 31, 1999 and 1998 and the consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1999 and 1998, included in this proxy statement/prospectus, have been included herein in reliance on the report of Rothstein, Kass & Company, P.C., independent auditors, given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION
                               ABOUT THE COMPANY

THIS REGISTRATION STATEMENT


    The Company has filed with the Securities and Exchange Commission on Form S-4 a registration statement, including all amendments and exhibits to that registration statement, for the shares being offered under the Securities Act of 1933. This proxy statement/prospectus is only a part of the registration statement and does not contain all of the information filed with the Securities and Exchange Commission. For additional information, please review the Company's other filings with the Securities and Exchange Commission, including but not limited to the Company's filings on Form 10-QSB and on Form 10-KSB, as well as the filing on Form S-4 mentioned above. While statements in this proxy statement/prospectus concerning the provisions of contracts or other documents describe the material terms of the provisions which are being described, they do not discuss all of the terms of those contracts or other documents. In each instance, the complete details of each contract or document are contained in the exhibits filed with the registration statement. Refer to the exhibit of each contract or document to obtain additional information. For additional information about the Company and the shares being issued in the merger, refer to the registration statement and the accompanying exhibits and schedules. For a fee, a copy of the registration statement, with exhibits, may be obtained from the Public Reference Section of the Securities and Exchange Commission in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549. The registration statement, with exhibits, is available for you to read at their office without charge.


OTHER SEC FILINGS

    The Company is required by the Securities Exchange Act of 1934 to file reports, proxy statements, and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed with the Securities and Exchange Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. For a fee, copies of this material can be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.The Securities and Exchange Commission also maintains a World Wide Website that contains reports, proxy and information statements and other information regarding issuers that file electronically. The address of the site is http://www.sec.gov.

               PREDICTIONS AND OTHER FORWARD-LOOKING INFORMATION


    This proxy statement/prospectus and registration statement contain many forward-looking statements and information that are based on the beliefs and plans of the Company's management, on estimates and assumptions made by the Company's management, or on information currently available to the Company's management. Those forward-looking statements and information are also contained in the Company's other reports filed from time to time with the Securities and Exchange Commission, including its Form 10-KSB for the fiscal year ended September 30, 1999 and its Form 10-QSB for the fiscal quarter ended December 31, 1999. When used in those filed documents, words such as 'anticipate,' 'believe,' 'estimate,' 'expect,' 'future,' 'intend,' 'plan' and similar expressions, as they relate to the Company and its management, identify forward-looking statements. Such statements reflect the current views of the Company and its management with respect to future events. They are subject to many risks, uncertainties and assumptions relating to the future. Some of those risks, uncertainties and assumptions include the Company's operations and results of operations, competitive factors and pricing pressures, shifts in market demand, the performance and needs of the customers served by the Company, and the costs of pursuing the Company's business plan. Other risks and uncertainties are specifically discussed in 'Risk Factors' elsewhere in this proxy statement/prospectus. Should one or more of these risks or uncertainties materialize, or should the underlying estimates or assumptions prove incorrect, actual results or outcomes may vary significantly from those anticipated, believed, estimated, expected, intended or planned.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES


    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the provisions set forth in the Company's amended and restated articles of incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                         INDEX TO FINANCIAL STATEMENTS


eB2B Commerce, Inc.

Report of Independent Auditors..............................   F-2
Balance Sheets as of December 31, 1998 and 1999.............   F-3
Statements of Operations for the period from November 6,
  1998 (inception) through December 31, 1998, for the year
  ended December 31, 1999 and for the period from
  November 6, 1998 (inception) through December 31, 1999....   F-4
Statements of Stockholders' Equity for the period from
  November 6, 1998 (inception) through December 31, 1998 and
  for the year ended December 31, 1999......................   F-5
Statements of Cash Flows for the period from November 6,
  1998 (inception) through December 31, 1998, for the year
  ended December 31, 1999 and for the period from
  November 6, 1998 (inception) through December 31, 1999....   F-6
Notes to Financial Statements...............................   F-7

Netlan Enterprises, Inc. and Subsidiaries

Independent Auditors' Report................................  F-18
    Consolidated Balance Sheets as of December 31, 1999 and
     1998...................................................  F-19
    Consolidated Statements of Operations for the years
     ended December 31, 1999, 1998 and 1997 (unaudited).....  F-20
    Consolidated Statements of Stockholders' Equity
     (Deficit) for the years ended December 31, 1999, 1998
     and 1997 (unaudited)...................................  F-21
    Consolidated Statements of Cash Flows for the years
     ended December 31, 1999, 1998 and 1997 (unaudited).....  F-22
    Notes to Consolidated Financial Statements..............  F-24

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
eB2B COMMERCE, INC.

    We have audited the accompanying balance sheets of eB2B Commerce, Inc. (the 'Company') (a development stage company) as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity and cash flows for the period from November 6, 1998 (inception) through December 31, 1998, the year ended December 31, 1999, and the period from November 6, 1998 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of eB2B Commerce, Inc. as of December 31 1998 and 1999, and the results of its operations and its cash flows for the period from November 6, 1998 (inception) through December 31, 1998, the year ended December 31, 1999, and the period from November 6, 1998 (inception) through December 31, 1999, in conformity with accounting principles generally accepted in the United States.

New York, New York
February 22, 2000
                              eB2B COMMERCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS


                                                                    DECEMBER 31,
                                                              ------------------------
                                                                1998          1999
                                                                ----          ----
                           ASSETS
Current assets:
    Cash and cash equivalents...............................  $  10,000   $  9,907,359
    Investments available for sale..........................     --         15,985,901
    Prepaid expense.........................................     --            259,659
    Loan to DWeb (Note 5)...................................     --          2,000,000
                                                              ---------   ------------
        Total current assets................................     10,000     28,152,919
                                                              ---------   ------------
Property and equipment, net (Notes 1 and 3).................    374,318        905,172
Other assets, net of accumulated amortization of $3,188
  (Note 1)..................................................     --              5,812
                                                              ---------   ------------
Total assets................................................  $ 384,318   $ 29,063,903
                                                              ---------   ------------
                                                              ---------   ------------
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accrued expenses........................................  $  36,000   $  1,054,820
    Note payable (Note 4)...................................     15,000        --
                                                              ---------   ------------
        Total current liabilities...........................     51,000      1,054,820
                                                              ---------   ------------
Long-term liabilities
    Note payable (Note 4)...................................     86,000        --
Commitments (Note 8)
Stockholders' equity (Notes 5 and 9):
    Preferred stock -- $.001 par value; 200,000 and 10
      million shares authorized, in 1998 and 1999,
      respectively..........................................     --            --
    Series A Preferred Stock -- $.001 par value; 2,000
      shares authorized; 300 shares issued and outstanding
      in 1999...............................................     --            --
    Series B Preferred Stock -- $.001 par value; 4 million
      shares authorized; 3.3 million shares issued and
      outstanding in 1999...................................     --              3,300
    Common stock -- $.001 par value; 90 million shares
      authorized; 2,318,500 and 2,727,000 shares issued and
      outstanding, in 1998 and 1999, respectively...........      2,319          2,727
    Additional paid-in capital..............................    352,695     63,605,987
    Deficit accumulated during the development stage........   (107,696)   (35,602,931)
                                                              ---------   ------------
        Total stockholders' equity..........................    247,318     28,009,083
                                                              ---------   ------------
Total liabilities and stockholders' equity..................  $ 384,318   $ 29,063,903
                                                              ---------   ------------
                                                              ---------   ------------


              See accompanying notes to the financial statements.

                              eB2B COMMERCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

                                                 PERIOD FROM                               PERIOD FROM
                                              NOVEMBER 6, 1998                          NOVEMBER 6, 1998
                                             (INCEPTION) THROUGH      YEAR ENDED       (INCEPTION) THROUGH
                                              DECEMBER 31, 1998    DECEMBER 31, 1999    DECEMBER 31, 1999
                                              -----------------    -----------------    -----------------
Net sales (Note 1).........................       $--                $   --               $  --
Cost of good sold..........................        --                    --                  --
                                                  ---------          ------------         ------------
Gross profit...............................        --                    --                  --
Costs and expenses:
    Selling, general, and administrative,
      including stock based compensation
      expense of $793,000 in 1999..........          54,696             3,121,992            3,176,688
    Software development costs (Note 1)....          53,000               571,579              624,579
                                                  ---------          ------------         ------------
        Total costs and expenses...........        (107,696)           (3,693,571)          (3,801,267)
                                                  ---------          ------------         ------------
Interest expense (including bridge loan
  financing costs of $2,346,000)...........        --                   2,359,941            2,359,941
                                                  ---------          ------------         ------------
        Net loss...........................        (107,696)           (6,053,512)          (6,161,208)
                                                  ---------          ------------         ------------
                                                  ---------          ------------         ------------
Deemed dividends on preferred stock
  (Note 5).................................        --                 (29,441,723)         (29,441,723)
                                                  ---------          ------------         ------------
Net loss attributable to common
  stockholders.............................       $(107,696)         $(35,495,235)        $(35,602,931)
                                                  ---------          ------------         ------------
                                                  ---------          ------------         ------------

              See accompanying notes to the financial statements.

                              eB2B COMMERCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
       PERIOD FROM NOVEMBER 6, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998
                        AND YEAR ENDED DECEMBER 31, 1999

                                  SERIES A            SERIES B               COMMON
                               PREFERRED STOCK     PREFERRED STOCK            STOCK
                               ---------------   -------------------   -------------------
                               SHARES   AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT
                               ------   ------     ------     ------     ------     ------
Balance at November 6,
 1998........................   --       $--     $   --        --      $   --       $--
Issuance of common stock in
 exchange for software.......   --       --          --        --       2,228,500   2,229
Issuance of common stock in
 connection with legal
 services rendered...........   --       --          --        --          40,000      40
Issuance of common stock in
 connection with consulting
 services....................   --       --          --        --          50,000      50
Net loss.....................   --       --          --        --          --        --
                                ---      ----    ----------   ------   ----------   ------
Balance at December 31,
 1998........................   --       --          --        --       2,318,500   2,319
Sale of common stock.........   --       --          --        --          97,500      97
Sale of Series A preferred
 stock.......................   300      --          --        --          --        --
Sale of Series B preferred
 stock.......................   --       --       3,299,999   3,300        --        --
Issuance of common stock in
 exchange for services.......   --       --          --        --         148,000     148
Issuance of common stock in
 exchange for a domain name..                                               3,000       3
Issuance of common stock in
 exchange for note payable...   --       --          --        --         160,000     160
Issuance of 55,000 warrants
 in connection with legal
 service rendered............   --       --          --        --          --        --
Issuance of 133,500 warrants
 in connection with
 consulting services.........   --       --          --        --          --        --
Issuance of 717,409 warrants
 in connection with bridge
 financing...................   --       --          --        --          --        --
Stock based compensation.....   --       --          --        --          --        --
Net loss.....................   --       --          --        --          --        --
Cumulative dividend on
 Series B preferred stock....   --       --          --        --          --        --
                                ---      ----    ----------   ------   ----------   ------
Balance at December 31,
 1999........................   300      $--      3,299,999   $3,300    2,727,000   $2,727
                                ---      ----    ----------   ------   ----------   ------
                                ---      ----    ----------   ------   ----------   ------

                                               DEFICIT
                                             ACCUMULATED
                               ADDITIONAL     DURING THE
                                 PAID-IN     DEVELOPMENT
                                 CAPITAL        STAGE          TOTAL
                                 -------        -----          -----
Balance at November 6,
 1998........................  $   --        $    --        $   --
Issuance of common stock in
 exchange for software.......      339,089        --            341,318
Issuance of common stock in
 connection with legal
 services rendered...........        6,047        --              6,087
Issuance of common stock in
 connection with consulting
 services....................        7,559        --              7,609
Net loss.....................      --            (107,696)     (107,696)
                               -----------   ------------   -----------
Balance at December 31,
 1998........................      352,695       (107,696)      247,318
Sale of common stock.........      194,903        --            195,000
Sale of Series A preferred
 stock.......................      300,000        --            300,000
Sale of Series B preferred
 stock.......................   29,438,423        --         29,441,723
Issuance of common stock in
 exchange for services.......      228,406        --            228,554
Issuance of common stock in
 exchange for a domain name..        1,497        --              1,500
Issuance of common stock in
 exchange for note payable...       79,840        --             80,000
Issuance of 55,000 warrants
 in connection with legal
 service rendered............       28,600        --             28,600
Issuance of 133,500 warrants
 in connection with
 consulting services.........      389,700        --            389,700
Issuance of 717,409 warrants
 in connection with bridge
 financing...................    2,346,000        --          2,346,000
Stock based compensation.....      804,200        --            804,200
Net loss.....................      --          (6,053,512)   (6,053,512)
Cumulative dividend on
 Series B preferred stock....   29,441,723    (29,441,723)      --
                               -----------   ------------   -----------
Balance at December 31,
 1999........................  $63,605,987   $(35,602,931)  $28,009,083
                               -----------   ------------   -----------
                               -----------   ------------   -----------

               See accompanying notes to the financial statements
                              eB2B COMMERCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                                        PERIOD FROM                                 PERIOD FROM
                                                     NOVEMBER 6, 1998                            NOVEMBER 6, 1998
                                                    (INCEPTION) THROUGH       YEAR ENDED        (INCEPTION) THROUGH
                                                     DECEMBER 31, 1998     DECEMBER 31, 1999     DECEMBER 31, 1998
                                                     -----------------     -----------------     -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss..........................................       $(107,696)          $ (6,053,512)         $ (6,131,208)
Adjustments to reconcile net loss to net cash used
  by operations:
    Depreciation and amortization.................          53,000                807,246               860,246
    Non-cash legal, consulting and debt issuance
      costs.......................................          13,696              2,992,854             3,006,550
    Stock based compensation expense..............        --                      804,200               804,200
    Changes in operating assets and liabilities:
        Prepaid expense...........................        --                     (150,782)             (150,782)
        Other assets..............................        --                       (7,500)               (7,500)
        Accrued expenses..........................          36,000              1,018,820             1,054,820
                                                         ---------           ------------          ------------
Net cash used by operating activities.............          (5,000)              (588,674)             (593,674)
                                                         ---------           ------------          ------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investments available for sale........        --                  (15,985,901)          (15,985,901)
Prepaid expense...................................        --                     (108,877)             (108,877)
Purchase of property and equipment................        --                   (1,334,912)           (1,334,912)
                                                         ---------           ------------          ------------
Net cash used by investing activities.............        --                  (17,429,690)          (17,429,690)
                                                         ---------           ------------          ------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowing...........................          15,000              --                       15,000
Repayment of borrowings...........................        --                       (6,000)               (6,000)
Loan to DWeb......................................        --                   (2,000,000)           (2,000,000)
Proceeds from issuance of common stock............        --                      195,000               195,000
Proceeds from issuance of Series A preferred
  stock...........................................        --                      285,000               285,000
Proceeds from issuance of Series B preferred
  stock...........................................        --                   29,441,723            29,441,723
                                                         ---------           ------------          ------------
Net cash provided by financing activities.........          15,000             27,915,723            27,930,723
                                                         ---------           ------------          ------------
Net increase in cash and cash equivalents.........          10,000              9,897,359             9,907,359
Cash and cash equivalents at the beginning of
  period..........................................        --                       10,000             --
                                                         ---------           ------------          ------------
Cash and cash equivalents at end of period........       $  10,000           $  9,907,359          $  9,907,359
                                                         ---------           ------------          ------------
                                                         ---------           ------------          ------------
Non-cash transactions:
    Common stock issued in exchange for note
      payable.....................................       $--                 $     80,000          $     80,000
                                                         ---------           ------------          ------------
                                                         ---------           ------------          ------------
    Preferred stock issued in exchange for note
      payable.....................................       $--                 $     15,000          $     15,000
                                                         ---------           ------------          ------------
                                                         ---------           ------------          ------------
    Common stock issued in exchange for Domain
      name........................................       $--                 $      1,500          $      1,500
                                                         ---------           ------------          ------------
                                                         ---------           ------------          ------------
    Common stock issued in exchange for
      software....................................       $ 341,318           $  --                 $    341,318
                                                         ---------           ------------          ------------
                                                         ---------           ------------          ------------
    Long term -- note payable in exchange for
      software....................................       $  86,000           $  --                 $     86,000
                                                         ---------           ------------          ------------
                                                         ---------           ------------          ------------

               See accompanying notes to the financial statements
                              eB2B COMMERCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

DESCRIPTION OF BUSINESS

    eB2B Commerce, Inc. (the 'Company') was incorporated in the state of Delaware on November 6, 1998. The Company is an Internet-based business-to-business service provider offering manufacturers and retailers the capability to conduct cost-effective electronic commerce transactions utilizing the Internet. The Company is developing an integrated set of proprietary Internet-based technology solutions intended to enable manufacturers and retailers, without substantial capital expenditures, to conduct cost-effective e-commerce transactions on a pay per transaction basis.

SOFTWARE DEVELOPMENT COSTS

    The Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, during 1998. SOP 98-1 requires companies to capitalize qualifying computer software costs incurred during the application development stage. All other costs incurred in connection with internal use software must be expensed as incurred. The useful life assigned to capitalized software should be based on the period such software is expected to provide future utility to the company. Capitalized software costs were approximately $427,000 and $966,000 for the period ended December 31, 1998, and the year ended December 31, 1999, respectively. During 1999, the Company abandoned the use of the software capitalized at December 31, 1998, and wrote off the unamortized portion along with additional software costs incurred during 1999 of approximately $174,000. Total software development expense for the year ended December 31, 1999, was approximately $572,000.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives. The Company currently has capitalized costs related to software and office equipment with estimated useful lives of one to three years. Depreciation expense was approximately $53,000 and $256,000 for the years ended December 31, 1998 and 1999, respectively.

REVENUE RECOGNITION

    Revenue will be recognized on a pay per transaction basis when an e-commerce transaction occurs between a retailer and manufacturer.

AMORTIZATION OF INTANGIBLES

    Other assets represent a domain name, which is being amortized on a straight-line basis over a period of two years.

    The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents.

INVESTMENTS

    Investments consist of fixed income investments. All of the Company's investments are considered to be 'available-for-sale' and, accordingly, are carried on the balance sheet at fair market value, which approximates cost. All of the Company's investments mature in less within one year.

                              eB2B COMMERCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

START-UP COSTS

    In April 1998, the AcSEC issued SOP 98-5, Reporting on the Costs of Start-Up Activities. The SOP requires the costs of start-up activities to be expensed as incurred. The SOP is effective for fiscal years beginning after December 15, 1998. Earlier application is encouraged in fiscal years for which financial statements have not been issued. The Company has expensed organization costs of approximately $6,000 for the period ended December 31, 1998.

RISKS AND UNCERTAINTIES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION

    The Company grants stock options generally for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, 'Accounting for Stock Issued to Employees,' and, accordingly, recognizes compensation expense only if the fair value of the underlying common stock exceeds the exercise price of the stock option on the date of grant. In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123, 'Accounting for Stock-Based Compensation,' which provides an alternative to APB opinion No. 25 in accounting for stock-based compensation. As permitted by SFAS No. 123, the Company accounts for stock-based compensation in accordance with APB Opinion No. 25 and has elected the pro forma disclosure alternative permitted by SFAS No. 123.

2. DEVELOPMENT STAGE OPERATIONS

    The Company is a development stage enterprise as defined in SFAS No. 7, Accounting and Reporting by Development Stage Enterprises. Operations during this period have been devoted primarily to developing the Company's proprietary computer software, raising capital, obtaining financing, and marketing and promotion of the Company's capabilities to potential customers.

3. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following as of December 31:

                                                                1998        1999
                                                                ----        ----
Computer equipment..........................................  $  --      $  193,154
Office equipment............................................     --           2,081
Software development........................................   427,318      965,677
                                                              --------   ----------
                                                               427,318    1,160,912
Less: Accumulated depreciation..............................    53,000      255,740
                                                              --------   ----------
                                                              $374,318   $  905,172
                                                              --------   ----------
                                                              --------   ----------

4. NOTES PAYABLE

    Upon inception, the Company issued shares of common stock (see Note 5) and an $86,000 note payable ('Note') to a shareholder in exchange for partially developed computer software. For the period from February 11, 1999 through the maturity date on February 11, 2009, interest would accrue
                              eB2B COMMERCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

on the principal of the note at the rate of 8 3/4% per annum. The aggregate of the principal and all accrued interest was to be paid by the Company on February 11, 2009. The Company had the right to prepay all or part of the outstanding principal balance at any time. In such event, the shareholder has the right to either accept the prepayment of the note or exercise his right to convert such amount into shares of common stock at a conversion price of $.50 per share. On November 30, 1999, substantially all of the carrying amount of the Note was converted by the shareholder into 160,000 shares of the Company's common stock.

    The Company issued a note payable for $15,000 in December 1998. As subsequently negotiated, the Company had the right to prepay all or part of the outstanding principal balance at any time. In such event, the holder had the right to either accept the prepayment of the note or exercise his right to convert such amount into shares of Series A Convertible Preferred Stock at a conversion price of $1,000 per share. In April 1999, the note was converted by the holder into 15 share of the Company's Series A C onvertible Preferred Stock.

5. STOCKHOLDERS' EQUITY

    In December 1999, the Company increased its authorized capital stock to 100 million shares, of which 90 million shares pertain to common stock and 10 million shares pertain to preferred stock.

PREFERRED STOCK

    In April 1999, the Company authorized 2,000 shares of Series A Convertible Preferred Stock ('Series A') with a par value of $.001 and issued 300 shares of Series A for $300,000. Each Share of Series A is convertible into the number of shares of common stock by dividing the purchase price for the Series A by the conversion price in effect (which is currently $2.00), resulting in approximately 150,000 shares of common stock. The Series A has antidilution provisions which can change the conversion price in certain circumstances when additional shares of common stock are issued by the Company. The holder has the right to convert the shares of Series A, at any time into common stock. Upon liquidation, dissolution or winding up of the Company, the stockholders of the Series A are entitled to receive $1,000 per share plus any accrued and unpaid dividends before distributions to any holder of the Company's common stock, except for Series B.

    In September 1999, the Company signed a letter of intent with an investment banking firm to raise capital in a private placement offering of the Company's securities. In October 1999, in anticipation of the private placement offering, the investment banking firm arranged for $1,000,000 in bridge financing for the Company until the private placement offering commenced. The bridge financing consisted of convertible notes, in the aggregate, of $1,000,000, which automatically converted into units offered in the private placement offering based on the face value of the bridge notes, and warrants to purchase up to 717,409 shares of common stock of the Company, exercisable at $4.00 per share for a period of seven years. The warrants were valued at approximately $2,346,000 and were expensed at the time the bridge financing was liquidated.

    In December 1999, the Company authorized 4 million shares of Series B Convertible Redeemable Preferred Stock ('Series B') with a par value of $.001, and issued approximately 3.3 million shares and seven year warrants to purchase 1,500,048 shares of common stock at an exercise price of $5.50 per share, for approximately $33 million in gross proceeds, in a private placement conducted by the Company. Each share of Series B is convertible into the number of shares of common stock that results from dividing the purchase price by the conversion price per share in effect (currently $5.50, resulting in appproximately
6 million common shares). The Series B has antidilution provisions which can change the conversion price in certain circumstances when additional shares of common stock are issued by the Company. The holder has the right to convert the shares of Series B at any time. Upon liquidation, dissolution or winding up of the Company, the stockholders of the Series B are entitled to receive
                              eB2B COMMERCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

$10.00 per share plus any accrued and unpaid dividends before distributions to any holder of the Company's common stock, except for Series A.


    In the event the Company declares a dividend on the common stock, the Company will at the same time, declare a dividend to the Series A and B stockholders equal to the dividend which would have been payable if the Series A and B stock had been converted into common stock. The holders of the Series A and B are entitled to one vote for each share of the Company's common stock into which such share of Series A and B is then convertible. In addition, upon any liquidation of the Company, holders of shares of Series A and Series B shall be entitled to distibutions before distributions to any holder of the Company's common stock.


COMMON STOCK

    Upon inception the Company received partially developed computer software in exchange for 2,228,500 shares of common stock and the issuance of a note payable. (See note 4).

    The Company issued to the investment banking firm, for services relating to the private placement, seven year warrants to purchase 1,952,600 shares of common stock at an exercise price of $5.50. The warrants were valued, utilizing the minimum value method, at approximately $5,897,000 and recorded in additional paid-in-capital.

    In connection with various legal services, consulting services and bridge financing arrangements rendered during 1999, the Company issued 148,000 shares of common stock and 905,909 warrants to purchase shares of common stock in exchage for these services. The warrants are exercisable for a period of five years at prices ranging from $0.50 to $5.50 per share. The warrants were valued, utilizing the minimum value method, at approximately $28,600, $389,700 and $2,346,000, respectively, and charged to expense in the current period.

    At December 31, 1999, the Company has reserved for issuance (i) 150,000 shares of common stock for conversion of the Series A, (ii) 6 million shares of common stock for conversion of the Series B, (iii) 4,388,557 shares of common stock for the exercise of warrants, (iii) 1 million shares of common stock under the 1998 Incentive Stock Option Plan and (iv) 450,000 shares of common stock under the Executive Performance Equity Agreements with executive officers.

MERGER


    On December 1, 1999, the Company entered into a definitive agreement to merge with DynamicWeb Enterprises, Inc. (DWeb), a publicly traded company. DWeb provides services and software that facilitates business-to-business electronic commerce between buyers and sellers. In the merger, DWeb will issue approximately 40 million shares of its common stock in exchange for all of the outstanding capital stock of the Company, on a fully diluted basis. Holders of the Series A, Series B, warrants and options of the Company will receive like securities in DWeb, adjusted to reflect the increased number of shares of common stock such holders will be entitled to either convert or purchase. The officers and directors of the Company will retain their position with the surviving company. The stockholders of the Company will own more than 85% of the outstanding stock of DWeb and accordingly the transaction will be accounted for by the Company as a reverse acquisition. DWeb will change its name to eB2B Commerce, Inc. upon the closing of the merger.



    As a result of the merger agreement with DWeb, the 3,300,000 shares of Series B preferred stock, issued for approximately $29,442,000, will be convertible into approximately 16 million shares of DWeb's common shares valued at $7.35 per share, DWeb's per share price on December 1, 1999, the date of the definitive merger agreement. As this value is significantly greater than the proceeds received, the total proceeds received will be allocated to the convertible feature and amortized as a deemed preferred dividend, resulting in a charge to retained earnings and a credit to additional paid-in capital.

                              eB2B COMMERCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


    On November 12, 1999, DWeb entered into a loan agreement with the Company whereby DWeb borrowed $2 million from the Company, at an interest rate of 8% per annum. The loan matures in May 2000, unless the merger is not consummated, in which event the loan would mature in November 2000. If the loan is not repaid upon maturity, the Company may choose to convert the aggregate value of the loan into shares of DWeb common stock at a conversion price of $0.25 per share.


    In November 1999, in connection with the DWeb merger the Company granted five year warrants to purchase 500,000 and 470,000 shares of common stock at an exercise price of $5.50 to a founding shareholder and the investment banking firm, respectively. These warrants will vest upon completion of the DWeb merger. In addition the Company also issued five year warrants to purchase an aggregate of 30,000 shares of commons stock at an exercise price of $5.50 to two shareholders in consideration of their introduction of the Company to the investment banking firm. The warrants were valued, utilizing the minimum value method, at approximately $1,280,000 and $1,203,000, and $77,000, respectively, and will be included as part of the cost of acquisition at the date of merger.

6. STOCK OPTION PLAN AND PERFORMANCE EQUITY AGREEMENTS

STOCK OPTION PLAN

    On November 6, 1998, the Company established the 1998 Incentive Stock Option Plan (the 'Plan') for employees and directors of the Company to purchase common stock. The Company's Board of Directors is responsible for determining the type of awards, when and to whom the awards are granted, the number of shares and terms of the awards and the exercise price. The options are exercisable for a period not to exceed 10 years from the date of grant and vest in accordance with the vesting schedule determined by the Board of Directors on the grant date of the option.

PERFORMANCE EQUITY AGREEMENTS

    On December 1, 1998, the Company entered into Executive Performance Equity Agreements (the 'Agreements') with three of its executive officers who are also members of the Board of Directors, pursuant to their employment agreements. The Agreements provide for the granting of options to purchase an aggregate of 450,000 shares of the Company's common stock at an exercise price of $0.50 per share, contingent upon the Company commencing business operations during the year ended December 31, 1999, as further def ined in the Agreements. The Board of Directors of the Company is responsible for determining whether the performance goals have been met and on August 1, 1999, granted the 450,000 options to the three executive officers. The options vested immediately on grant and expire five years from the date of grant. The Company recorded stock-based compensation expense of $675,000, as determined utilizing the minimum value method.

    Stock option activity for the 1998 Incentive Stock Option Plan and the Executive Performance Equity Agreement from November 6, 1998 (inception) to December 31, 1999, is as follows:

                                                                             WEIGHTED
                                                                             AVERAGE
                                                               SHARES     EXERCISE PRICE
                                                               ------     --------------
Outstanding at November 6, 1998
  (Inception)...............................................     --          -$-
Granted.....................................................     --          --
Outstanding at December 31, 1998............................     --          --
Granted.....................................................    772,500       $2.08
Outstanding at December 31, 1999............................    772,500       $2.08
Exercisable at December 31, 1999............................    532,500       $1.08

                              eB2B COMMERCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    Information regarding the options outstanding under the 1998 Incentive Stock Option Plan and the Executive Performance Equity Agreement at December 31, 1999, is as follows:

                                                                                     WEIGHTED-
                     NUMBER OF                            WEIGHTED-                   AVERAGE
EXERCISE PRICE   OPTIONS CURRENTLY   WEIGHTED-AVERAGE      AVERAGE        NUMBER    EXERCISABLE
    RANGE           OUTSTANDING       EXERCISE PRICE    REMAINING LIFE   EXERCISE      PRICE
    -----           -----------       --------------    --------------   --------      -----
    $5.50             210,000             $5.50           2.9 years       52,500       $5.50
    $2.00             112,500             $2.00           4.5 years       30,000       $2.00
    $0.50             450,000             $0.50           4.4 years      450,000       $0.50
                      -------                                            -------
                      772,500                                            532,500
                      -------                                            -------
                      -------                                            -------

    Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair market value method of FAS 123. The fair market value for these options was estimated at the date of grant using the minimum value option pricing model with the following weighted average assumptions: risk free interest rate of approximately 6%; no dividend yield and a weighted average expected life of the options with a range of four to five years at date of grant. The Company's pro forma information for the nine months ended December 31, 1999, is as follows:

Net loss:
    As reported.............................................  $ (6,023,512)
                                                              ------------
                                                              ------------
    Pro forma under SFAS No. 123............................  $ (6,520,162)
                                                              ------------
                                                              ------------


    Options outstanding at December 31, 1999, had a weighted average remaining contractual life of approximately 4.1 years. The weighted average fair market value of options granted during the year ended December 31, 1999, whereby the fair market value of the stock on the date of grant was equal to the exercise price or was greater than the exercise price was $2.00 and $3.41, respectively.

7. INCOME TAXES

    There was no provision for federal, or state and local income taxes as the Company has sustained losses for the period from November 6, 1998 through December 31, 1998, and for the year ended December 31, 1999. At December 31, 1999, the Company has approximately $3.8 million of net operating loss carryforwards for Federal income tax purposes, which begin to expire in 2019.


    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which the net operating loss carryforwards can be utilized. Since the Company is in the development stage and it is uncertain when the Company will begin generating future taxable income, the Company has provided a full valuation allowance for deferred tax assets at December 31, 1998 and 1999.

                              eB2B COMMERCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                                                     DECEMBER 31,   DECEMBER 31,
                                                         1998           1999
                                                         ----           ----
Deferred tax assets:
    Net operating loss carryforwards...............    $145,000      $1,292,000
    Capitalized start-up expenditures..............      19,000       1,069,000
                                                       --------      ----------
Total deferred tax assets..........................     164,000       2,361,000
Deferred tax liability
    Research and development.......................     127,000         278,000
                                                       --------      ----------
                                                         37,000       2,083,000
Valuation allowance................................      37,000       2,083,000
                                                       --------      ----------
Net deferred tax assets............................    $ --          $  --
                                                       --------      ----------
                                                       --------      ----------


8. COMMITMENTS

    The Company has entered into employent agreements with the three founding stockholders of the Company, whereby the Company has agreed to pay the stockholders annual base salaries of $195,000, $115,000 and $125,000, which incease by at least five percent per year. The stockholders also will be entitled to receive annual bonuses of at least $50,000, $20,000, and $25,000, respectively. These agreements are effective December 1, 1998, and expire in December 31, 2002, December 31, 2001, and December 31, 2001, respectively. For the year ended December 31, 1999, bonuses payable to the three stockholders totaled $185,000.

    In December 1999, the Company issued to a consultant five year warrants to purchase 25,000 shares of common stock at an exercise price of $5.50. The options were valued, utilizing the minimum value method, at approximately $208,500 and charged to compensation expense. The Company will issue to the consultant additional five year warrants to purchase 50,000 shares of common stock at an exercise price of $5.50 provided a certain trading partner agreement is signed prior to March 31, 2000. In addition the Company will issue the consultant additional five year warrants to purchase 50,000 shares of common stock at an exercise price as determined by the board of directors for each additional trading partner agreement signed. The December 1999 warrant was valued, utilizing the minimum value method, at approximately $208,500 and charged to expense in the current period. Subsequent warrants issued will be valued in a similar manner and charged to expense in the period granted.


    In December 1999, the Company issued to various trading partners warrants to purchase up to approximately 86,000 shares of common stock of the Company at an exercise price of $6.38 per share. The warrants will vest in three equal installments in December 2000, 2001 and 2002.


9. SUBSEQUENT EVENTS

MERGER


    On January 27, 2000, Netlan Enterprises, Inc. ('Netlan') entered into a loan agreement with the Company whereby Netlan borrowed $200,000 from the Company, at an interest rate of 8 3/4% per annum. The loan matures January 2001. If the loan is not repaid upon maturity, the Company may choose to convert the aggregate value of the loan into shares of Netlan common stock at a conversion price of $0.10 per share.



    On February 22, 2000, the Company signed an agreement to merge with Netlan Enterprises, Inc. The purchase price was approximately 122,000 shares of the Company's common stock, plus up to 200,000 shares of the Company's common stock may be issued to employees of Netlan.

                              eB2B COMMERCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


10. UNAUDITED PROFORMA CONDENSED COMBINED FINANCIAL STATEMENTS



    The following proforma unaudited condensed financial statements give effect to the acquisition of Netlan by the Company. This transaction will be accounted for under the purchase method of accounting. The unaudited proforma statement of operations for the year ended December 31, 1999 gives effect to the acquisition of Netlan, as if the acquisition occurred on January 1, 1999. The proforma statement of operations is based on historical results of operations of the Company for the twelve months ended December 31, 1999. The unaudited proforma balance sheet as of December 31, 1999, gives effect to the acquisition of Netlan, as if the transaction had occurred on December 31, 1999.



    The unaudited proforma combined financial statements should be read in conjunction with the historical financial statements and notes thereto. The proforma financial information is presented for illustrative purposes only and is not necessarily indicative of the future financial position or future results of operations of the consolidated company after the acquisition of Netlan or of the financial position or results of operations of the consolidated company that would have acutally occurred had the acquisition of Netlan been effected as of the dates described above.

                              eB2B COMMERCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



                UNAUDITED PRO FORMA CONDENSED BALANCE SHEET (A)
                               DECEMBER 31, 1999



                                                                                           PROFORMA
                                               NETLAN         eB2B                           eB2B
                                            ENTERPRISES,    COMMERCE      PROFORMA         COMMERCE,
                                                INC.          INC.       ADJUSTMENTS         INC.
                                                ----          ----       -----------         ----
Cash and cash equivalents.................   $   83,324    $ 9,907,359                    $ 9,990,683
Investments available for sale............                  15,985,901                     15,985,901
Accounts receivable -- net................      387,769                                       387,769
Other current assets......................        3,932      2,259,659                      2,263,591
Inventories...............................       52,736                                        52,736
Property, plant and equipment,net.........      648,713        905,172   $  (42,695)c       1,511,190
Cost in excess of fair value of assets
  acquired, net...........................      734,195                   3,625,000 a       4,359,195
Other assets..............................       48,619          5,812                         54,431
                                             ----------    -----------   ----------       -----------
    Total Assets..........................   $1,959,288    $29,063,903   $3,582,305       $34,605,496
                                             ----------    -----------   ----------       -----------
                                             ----------    -----------   ----------       -----------
Accounts payable and accrued expenses.....   $1,626,598    $ 1,054,820                    $ 2,681,418
Line credit...............................      582,704                                       582,704
Current portion of long term debt.........    1,673,381                                     1,673,381
Deferred revenue..........................      198,121                  $  (15,309)c         182,812
Other liabilities.........................      158,525                                       158,525
                                             ----------    -----------   ----------       -----------
                                              4,239,329      1,054,820      (15,309)        5,278,840
Long term debt............................       64,448                                        64,448
                                             ----------    -----------   ----------       -----------
                                              4,303,777      1,054,820      (15,309)        5,343,288
Preferred Stock -- Series A & B...........                       3,300                          3,300
Common stock..............................       24,033          2,727                         26,760
Additional Paid in Capital................      866,915     63,605,987       (5,200)d      70,142,702
                                                                          2,050,000 e
                                                                          3,625,000 a
Accumulated Deficit.......................   (3,235,437)   (35,602,931)  (2,072,186)      (40,910,554)
                                             ----------    -----------   ----------       -----------
Total stockholders' equity (deficit)......   (2,344,489)    28,009,083    3,597,614        29,262,208
                                             ----------    -----------   ----------       -----------
    Total liabilities and stockholders
      equity (deficit)....................   $1,959,288    $29,063,903   $3,582,305       $34,605,496
                                             ----------    -----------   ----------       -----------
                                             ----------    -----------   ----------       -----------

                              eB2B COMMERCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



           UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS (A)
                          YEAR ENDED DECEMBER 31, 1999



                                                                                          PROFORMA
                                            NETLAN          eB2B                            eB2B
                                         ENTERPRISES,     COMMERCE      PROFORMA         COMMERCE,
                                             INC.           INC.       ADJUSTMENTS          INC.
                                             ----           ----       -----------          ----
Revenues
    Consulting services................  $ 2,254,090                   $   (58,691)c    $  2,195,399
    Network development................    1,949,101                                       1,949,101
    Other..............................       19,163                                          19,163
                                         -----------    ------------   -----------      ------------
                                           4,222,354              --       (58,691)        4,163,663
Cost of revenues
    Consulting services................    1,391,849                                       1,391,849
    Network development................    1,364,795                                       1,364,795
                                         -----------    ------------   -----------      ------------
                                           2,756,644              --            --         2,756,644
                                         -----------    ------------   -----------      ------------
Operating income.......................    1,465,710              --       (58,691)        1,407,019
Expenses
    Marketing and sales................      412,448                                         412,448
    General and administrative.........    2,507,252    $  3,121,992        (5,200)d       7,642,739
                                                                           (31,305)c
                                                                         2,050,000 e
    Amortization of goodwill...........                                    725,000 b         725,000
    Research and development...........                      571,579                         571,579
                                         -----------    ------------   -----------      ------------
                                           2,919,700       3,693,571     2,738,495         9,351,766
                                         -----------    ------------   -----------      ------------
Loss from operations before other
  expense, income, income taxes and
  discontinued operations..............   (1,453,990)     (3,693,571)   (2,797,186)       (7,944,747)
Other
    Interest expense...................     (244,240)     (2,359,941)                     (2,604,181)
Loss before discontinued operations....   (1,698,230)     (6,053,512)   (2,797,186)      (10,548,928)
Loss from discontinued operations......     (772,163)                      772,163 f              --
                                         -----------    ------------   -----------      ------------
Net loss...............................   (2,470,393)     (6,053,512)   (2,025,023)      (10,548,928)
Deemed dividends on preferred stock....                  (29,441,723)                    (29,441,723)
                                         -----------    ------------   -----------      ------------
Net loss attributable to common
  stockholders.........................  $(2,470,393)   $(35,495,235)  $(2,025,023)     $(39,990,651)
                                         -----------    ------------   -----------      ------------
                                         -----------    ------------   -----------      ------------

                              eB2B COMMERCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



NOTES TO THE UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA



Pro Forma Adjustments and Assumptions:



(1) Assumptions:



    (A) The pro forma financial information reflects the acquisition of Netlan by eB2B for consideration valued at approximately $1.3 million, consisting of the equivalent of 325,000 shares of eB2B common stock, plus up to 200,000 shares of eB2B common stock may be issued to certain employees of Netlan. The aggregate value of these compensatory shares is $2,050 million. The share values are based on the fair market value of eB2B common stock as of the date of merger. The actual purchase price allocation will be based on the fair values of the acquired assets and assumed liabilities as of the actual merger date. The pro forma adjustments reconcile the historical balance sheets of eB2B and Netlan to the allocated purchase price above.



    (B) The pro forma adjustment includes $0.7 million in amortization of goodwill and other intangible assets that would have been recorded during the period covered by the pro forma statement of operations related to the acquisition of Netlan. The pro forma adjustment is based on the assumption that the entire amount identified as goodwill and other intangible assets will be amortized on a straight-line basis over a five-year period. The Company has not yet completed the valuation of the actual intangible assets to be acquired. When completed, certain amounts identified as intangible assets may be amortized over periods other that the five-year period represented in the pro forma statement of operations. Additionally, a portion of the purchase price may be identified as in-process research and development, This amount, if any, will he charged to operating results in the Company's fiscal year 2000 financial statements, when the acquisition accounting and valuation amounts are finalized. The pro forma statement of operations does not give effect to any potential in-process research and development charge related to the transactions.



(2) Adjustments:



    (C) Elimination of revenue transactions between eB2B and Netlan.



    (D) Value of the warrants issued by eB2B to Netlan during 1999.



    (E) Compensation expense for certain shares issued in connection with the Netlan merger.



    (F) Discontinued operations of Netlan.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  NETLAN ENTERPRISES, INC. AND SUBSIDIARIES

    We have audited the accompanying consolidated balance sheets of NETLAN Enterprises, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NETLAN Enterprises, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

Roseland, New Jersey
February 22, 2000, except for the
last paragraph of Note 17, which is
as of February 24, 2000

                   NETLAN ENTERPRISES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1999          1998
                                                                 ----          ----
                           ASSETS
Current assets
Cash........................................................  $    83,324   $  804,680
Accounts receivable, less allowance for doubtful accounts of
  $93,000 in 1999 and $115,000 in 1998......................      387,769    2,259,585
Inventories.................................................       52,736      132,156
Other current assets........................................        3,932      158,965
                                                              -----------   ----------
        Total current assets................................      527,761    3,355,386
                                                              -----------   ----------
Property and equipment, net.................................      648,713      749,153
                                                              -----------   ----------
Other assets
    Intangible assets, net..................................      734,195    1,003,706
    Restricted cash.........................................                   501,929
    Other...................................................       48,619       54,500
                                                              -----------   ----------
                                                                  782,814    1,560,135
                                                              -----------   ----------
                                                              $ 1,959,288   $5,664,674
                                                              -----------   ----------
                                                              -----------   ----------
       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
  Line of credit, bank......................................  $   582,704   $   60,131
  Loan payable..............................................    1,500,000    2,000,000
  Accounts payable and accrued expenses.....................    1,626,598    2,023,617
  Obligations under capital leases, current portion.........      173,381       77,292
  Deferred revenues.........................................      198,121      968,404
  Commissions payable.......................................       97,067      211,057
  Other current liabilities.................................       61,458      167,242
                                                              -----------   ----------
        Total current liabilities...........................    4,239,329    5,507,743
                                                              -----------   ----------
Long-term liabilities,
  Obligations under capital leases, less current portion....       64,448       96,292
                                                              -----------   ----------
Commitments and contingencies
Stockholders' equity (deficit)
  Class A common stock, .01 par value,
    authorized 2,500,000 shares, issued and outstanding
    2,403,300 shares in 1999 and 1,098,000 in 1998..........       24,033       10,980
  Class B common stock, .01 par value, authorized 200,000
    shares, no shares issued or outstanding
  Capital in excess of par value............................      866,915      814,703
  Accumulated deficit.......................................   (3,235,437)    (765,044)
                                                              -----------   ----------
        Total stockholders' equity (deficit)................   (2,344,489)      60,639
                                                              -----------   ----------
                                                              $ 1,959,288   $5,664,674
                                                              -----------   ----------
                                                              -----------   ----------

          See accompanying notes to consolidated financial statements.

                   NETLAN ENTERPRISES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEARS ENDED DECEMBER 31,
                                                           --------------------------------------
                                                                                         1997
                                                              1999          1998      (UNAUDITED)
                                                              ----          ----      -----------
Revenues
    Internet applications................................  $ 1,949,101   $1,067,267   $   51,000
    Educational services.................................    2,254,090    2,602,088    2,333,681
    Other................................................       19,163       44,579       39,706
                                                           -----------   ----------   ----------
                                                             4,222,354    3,713,934    2,424,387
                                                           -----------   ----------   ----------
Cost of revenues
    Internet applications................................    1,364,795      422,472       30,000
    Educational services.................................    1,391,849    1,304,693    1,029,659
                                                           -----------   ----------   ----------
                                                             2,756,644    1,727,165    1,059,659
                                                           -----------   ----------   ----------
Gross profit.............................................    1,465,710    1,986,769    1,364,728
Operating expenses.......................................    2,919,700    2,119,850    1,104,213
                                                           -----------   ----------   ----------
Income (loss) from operations............................   (1,453,990)    (133,081)     260,515
                                                           -----------   ----------   ----------
Other expense
    Interest expense.....................................      244,240      220,953       13,241
    Other................................................                                 66,125
                                                           -----------   ----------   ----------
                                                               244,240      220,953       79,366
                                                           -----------   ----------   ----------
Income (loss) from continuing operations.................   (1,698,230)    (354,034)     181,149
Loss from discontinued operations, net of income tax
  (benefit) of approximately ($10,000) in 1998 and
  $23,000 in 1997........................................     (772,163)    (476,898)     (37,140)
                                                           -----------   ----------   ----------
Net income (loss)........................................  $(2,470,393)  $ (830,932)  $  144,009
                                                           -----------   ----------   ----------
                                                           -----------   ----------   ----------

          See accompanying notes to consolidated financial statements.

                   NETLAN ENTERPRISES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                 YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                     CLASS A          CLASS A      CAPITAL      RETAINED
                                  COMMON STOCK         COMMON     IN EXCESS     EARNINGS
                               -------------------     STOCK       OF PAR     (ACCUMULATED   SUBSCRIPTION
                                SHARES     AMOUNT    SUBSCRIBED     VALUE       DEFICIT)      RECEIVABLE
                                ------     ------    ----------     -----       --------      ----------
Balances, January 1, 1997
  (unaudited)................  1,026,700   $10,267     $ 200      $397,616    $   311,879      $(18,000)
Issuance of common stock
  (unaudited)................     11,300       113      (200)       17,687                       18,000
Dividends (unaudited)........                                                    (190,000)
Net income (unaudited).......                                                     144,009
                               ---------   -------     -----      --------    -----------      --------
Balances, January 1, 1998....  1,038,000    10,380     --          415,303        265,888        --
Issuance of common stock.....     60,000       600                 399,400
Dividends....................                                                    (200,000)
Net loss.....................                                                    (830,932)
                               ---------   -------     -----      --------    -----------      --------
Balances, January 1, 1999....  1,098,000    10,980     --          814,703       (765,044)       --
Issuance of common stock.....  1,305,300    13,053                  52,212
Net loss.....................                                                  (2,470,393)
                               ---------   -------     -----      --------    -----------      --------
Balances, December 31,
  1999.......................  2,403,300   $24,033     $--        $866,915    $(3,235,437)     $ --
                               ---------   -------     -----      --------    -----------      --------
                               ---------   -------     -----      --------    -----------      --------

          See accompanying notes to consolidated financial statements.

                   NETLAN ENTERPRISES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                            -------------------------------------
                                                               1999         1998         1997
                                                               ----         ----         ----
                                                                                      (UNAUDITED)
Cash flows from operating activities
    Net income (loss).....................................  $(2,470,393)  $(830,932)   $ 144,009
    Deduct loss from discontinued operations..............     (772,163)   (476,898)     (37,140)
                                                            -----------   ---------    ---------
    Income (loss) from continuing operations..............   (1,698,230)   (354,034)     181,149
    Adjustments to reconcile income (loss) from continuing
      operations to net cash used in operating activities:
        Provision for allowance for doubtful accounts.....       55,504                    7,344
        Depreciation and amortization.....................      330,131     174,392      112,164
        Other non-cash items..............................       65,265     180,000       47,600
        Changes in operating assets and liabilities:
            (Increase) decrease in accounts receivable....      582,140    (361,663)    (307,595)
            (Increase) decrease in inventories............       11,839       6,886      (32,709)
            (Increase) decrease in other current assets...         (618)      5,752       (3,150)
            (Increase) decrease in other assets...........      (26,019)     10,275        5,898
            Increase in accounts payable and accrued
              expenses....................................      353,381     127,983      157,856
            Increase (decrease) in deferred revenues......     (106,282)    105,031       (3,084)
            Increase (decrease) in commissions payable....      (70,250)     91,437
            Increase in other current liabilities.........       67,969       5,237        1,526
                                                            -----------   ---------    ---------
Net cash provided by (used in) operating activities of
  continuing operations...................................     (435,170)     (8,704)     166,999
Net cash provided by (used in) operating activities of
  discontinued operations.................................     (563,043)    514,208      828,663
                                                            -----------   ---------    ---------
Net cash provided by (used in) operating activities.......     (998,213)    505,504      995,662
                                                            -----------   ---------    ---------
Cash flows from investing activities
    Purchases of property and equipment...................      (83,484)   (263,334)    (235,078)
    Acquisition of business, net of cash acquired.........                 (249,430)
    Proceeds from sales of property and equipment.........                                 4,854
    Purchases of software.................................                  (55,733)
                                                            -----------   ---------    ---------
Net cash used in investing activities.....................      (83,484)   (568,497)    (230,224)
                                                            -----------   ---------    ---------
Cash flows from financing activities
    Payments for deferred loan costs......................                 (184,110)
    Repayments of line of credit, bank....................                 (250,000)    (300,000)
    Proceeds from line of credit, bank....................      522,573      60,131
    Proceeds from loan payable............................                2,000,000
    (Increase) decrease in restricted cash................        1,929    (501,929)
    Repayments of obligations under capital leases........     (164,161)   (114,901)    (151,032)
    Repayments of assumed liabilities.....................                 (252,618)
    Repayments of loans payable, stockholders.............                               (43,478)
    Proceeds from issuance of common stock................                                18,000
    Dividends paid to stockholders........................                 (200,000)    (190,000)
                                                            -----------   ---------    ---------
Net cash provided by (used in) financing activities.......      360,341     556,573     (666,510)
                                                            -----------   ---------    ---------
Net increase (decrease) in cash...........................     (721,356)    493,580       98,928
Cash, beginning of year...................................      804,680     311,100      212,172
                                                            -----------   ---------    ---------
Cash, end of year.........................................  $    83,324   $ 804,680    $ 311,100
                                                            -----------   ---------    ---------
                                                            -----------   ---------    ---------

          See accompanying notes to consolidated financial statements.

                   NETLAN ENTERPRISES, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999       1998        1997
                                                                ----       ----        ----
                                                                                    (UNAUDITED)
Supplemental disclosures of cash flow information, cash paid during the year for:
    Interest................................................  $252,240   $119,324    $ 13,241
                                                              --------   --------    --------
                                                              --------   --------    --------
    Income taxes............................................  $  --      $ 30,017    $ 18,525
                                                              --------   --------    --------
                                                              --------   --------    --------
Supplementary schedule of non-cash investing and financing
  activities
    Property and equipment recorded pursuant to obligations
      under capital leases..................................  $228,406   $ 66,876    $239,586
                                                              --------   --------    --------
                                                              --------   --------    --------
    Common stock issued in connection with acquisition
      (Note 6)..............................................  $  --      $400,000    $ --
                                                              --------   --------    --------
                                                              --------   --------    --------

          See accompanying notes to consolidated financial statements.

                   NETLAN ENTERPRISES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

    Netlan Enterprises Inc. and Subsidiaries (NETLAN) provides its client base strategic technology and education solutions. NETLAN designs, develops and implements collaborative computing applications providing client organizations the ability to replace paper-based processes with enhanced computer-based applications. In addition, NETLAN provides authorized technical education for Citrix, Lotus Development Corporation, Microsoft Corporation, and Novell Inc. to its client base. NETLAN designs and delivers custom technical education for the same client base and provides education through delivery of custom computer-based training and internet-based on-line training. In addition, NETLAN provides services related to the expanding internet marketplace through its Interactive Applications Division. These services include internet strategy development and analysis, internet marketing strategy development and implementation, web site development, development and implementation and CD-ROM-based and web-based custom training applications. NETLAN's services and products are provided to commercial, government and not-for-profit organizations. Substantially all of NETLAN's revenues are derived from customers in the New York Metropolitan area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of NETLAN Enterprises, Inc. and its wholly owned subsidiaries: Netlan Inc., Netlan II Inc., and Netlan Acquisition Corp. (collectively 'the Company'). On November 3, 1998, stockholders of Netlan Inc. and Netlan II Inc. contributed 100% of their stock to NETLAN Enterprises, Inc. in exchange for 1,038,000 shares under a reorganization. Accordingly, the transaction has been accounted for as a merger of entities under common control, similar to a pooling of interests. Simultaneous with the above transaction, Netlan Enterprises, Inc. assumed the net liabilities of a company in exchange for 60,000 shares of common stock. The transaction has been recorded for under the purchase method of accounting. All significant intercompany transactions and balances have been eliminated.

INVENTORIES

    Inventories are stated at the lower of cost or net realizable value, determined on the 'first-in, first-out' (FIFO) basis. At December 31, 1999, inventories solely consisted of course materials. At December 31, 1998, inventories consisted of approximately $67,000 of spare parts and $65,000 of course materials.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over estimated useful lives ranging from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases.

INTANGIBLE ASSETS

    Goodwill and deferred software costs are amortized using the straight-line method over estimated useful lives of 5 and 3 years, respectively.

INCOME TAXES

    The Company's stockholders have elected to treat the Company as an 'S' Corporation for federal and state income tax purposes. Accordingly, the individual stockholders are liable for taxes on corporate income and are receive the benefit of allowable corporate losses.

                   NETLAN ENTERPRISES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

USE OF ESTIMATES

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

    Internet applications revenue is recognized on a percentage-of-completion method. The revenues and costs related to the unearned portion of a contract are treated as deferred revenues and prepaid expenses, respectively, in the accompanying consolidated balance sheets. In addition, educational service revenue is recognized upon completion of the seminar and is based upon the class attended. Deferred revenues include amounts billed for training seminars and classes that have not been completed.

3. PROPERTY AND EQUIPMENT

    At December 31, 1999 and 1998, property and equipment consists of the following:

                                                                 1999         1998
                                                                 ----         ----
Furniture and fixtures......................................  $  300,257   $  300,257
Office, classroom and lab equipment.........................   1,992,003    1,739,332
Leasehold improvements......................................     102,542      102,542
                                                              ----------   ----------
                                                               2,394,802    2,142,131
Accumulated depreciation and amortization...................   1,746,089    1,392,978
                                                              ----------   ----------
                                                              $  648,713   $  749,153
                                                              ----------   ----------
                                                              ----------   ----------

    Depreciation and amortization expense from continuing operations for the years ended December 31, 1999, 1998 and 1997 was approximately $142,000, $135,000 and $112,000 (unaudited), respectively.

4. INTANGIBLE ASSETS

    At December 31, 1999 and 1998 , intangible assets consist of the following:

                                                                1999        1998
                                                                ----        ----
Goodwill....................................................  $941,717   $  941,717
Deferred software costs.....................................                 97,403
                                                              --------   ----------
                                                               941,717    1,039,120
Accumulated amortization....................................   207,522       35,414
                                                              --------   ----------
                                                              $734,195   $1,003,706
                                                              --------   ----------
                                                              --------   ----------

    Amortization expense from continuing operations for the years ended December 31, 1999, 1998 and 1997 was approximately $188,000, $40,000 and nil (unaudited), respectively.

                   NETLAN ENTERPRISES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. OBLIGATIONS UNDER CAPITAL LEASES

    At December 31, 1999, obligations under capital leases consist of the following:

Various leases with monthly payments aggregating $15,518
  with inputed interest ranging from 9.2% to 17.4% per
  annum.....................................................  $261,303
Less amount representing interest...........................    23,474
                                                              --------
Present value of lease payments.............................   237,829
Less current portion........................................   173,381
                                                              --------
                                                              $ 64,448
                                                              --------
                                                              --------

    Scheduled future minimum aggregate payments on obligations under capital leases are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $173,381
2001........................................................    64,448
                                                              --------
                                                              $237,829
                                                              --------
                                                              --------

    At December 31, 1999 and 1998, property and equipment includes assets acquired under capital leases with a cost of approximately $658,000 and $466,000, respectively, and accumulated depreciation of approximately $391,000 and $290,000, respectively.

6. ACQUISITION

    On November 3, 1998, the Company assumed the net liabilities of Interactive Communications International, Inc., ('ICI') in exchange for 60,000 shares of the Company's common stock (valued at $400,000) and payment of costs associated with the acquisition of $259,280. Goodwill recorded in the acquisition amounted to $941,717. The acquisition has been recorded under the purchase method of accounting. The net liabilities assumed were recorded at their approximate fair values, and are summarized as follows:

Cash........................................................  $   9,850
Accounts receivable.........................................     97,125
Property and equipment......................................     84,543
Intangible assets...........................................    941,717
Accounts payable............................................   (221,338)
Loans payable...............................................   (107,000)
Other current liabilities...................................   (145,617)
                                                              ---------
                                                              $ 659,280
                                                              ---------
                                                              ---------

    The following unaudited pro forma information for 1998 and 1997 gives effect to the acquisition of ICI as if it had occurred on January 1, 1997:

                                                                 1998         1997
                                                                 ----         ----
Revenues....................................................  $4,631,000   $3,691,000
                                                              ----------   ----------
                                                              ----------   ----------
Income (loss) from continuing operations....................  $ (560,000)  $  105,000
                                                              ----------   ----------
                                                              ----------   ----------

7. LINE OF CREDIT, BANK

    During 1999, the Company obtained a $2.5 million revolving line of credit which bears interest at the bank's base rate plus .6%. The line of credit is collateralized by substantially all of the Company's assets and is personally guaranteed by certain stockholders of the Company. The maximum amount the Company can borrow on the line of credit is the lesser of $2.5 million or 85% of the net amount of

                   NETLAN ENTERPRISES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Acceptable Accounts Receivable, as defined in the line of credit agreement. In February 1999, the bank froze the borrowings of approximately $583,000 under the line of credit (Note 17).

8. LOAN PAYABLE

    On November 3, 1998, the Company obtained financing in the form of a loan payable of $2,000,000 which bears interest at 10.25% and matures November 3, 2005. Interest is payable in monthly installments beginning on December 1, 1998. Principal is payable in monthly installments of $33,333 beginning on November 1, 2000 through the maturity date. The loan agreement contains various restrictions and covenants. The loan includes warrants to purchase 102,000 shares or 8.5% of the Company's common stock at $14.42 per share through June 30, 2009. On or after November 3, 2003, the Company may repurchase the warrant at a call price as defined in the agreement. In addition, the lender may require the Company to repurchase the warrant at a put price, as defined in the agreement. The Company was required to establish and maintain an escrow fund of $500,000 in accordance with an agreement with the lender. On July 22, 1999, balance of the escrow fund of $500,000 was applied to the outstanding balance of the $2,000,000 loan payable (Note 17).

    In exchange for professional services rendered in connection with the financing, the Company has granted an unrelated consulting firm a warrant to purchase 137,000 shares of the Company's common stock at $14.42 per share through October 3, 2008.

    On March 31, 1999, the Company issued a warrant to the lender of the $2,000,000 loan payable to purchase 4,000 shares or .3323% of the Company's common stock at $6.25 per share through June 30, 2009.

9. STOCKHOLDERS' EQUITY (DEFICIT)

    On July 19, 1999, the Company amended its certificate of incorporation increasing the authorized shares of common stock to 2,700,000 of which 2,500,000 shares are designated as voting (class A) and 200,000 shares are designated as non-voting (class B). As a result of the amendment, the stockholders approved to issue 99 voting shares of common stock for each of the 10,980 voting shares then outstanding. The accompanying consolidated financial statements have been restated to give effect to this transaction.

    On December 1, 1999, the Company issued 1,305,300 additional shares of its common stock to certain of its existing stockholders/employees and to one of its employees as compensation for services. Accordingly, the statement of operations for the year ended December 31, 1999 includes a charge to compensation of approximately $65,000 for the fair value of the shares issued.

10. STOCK OPTIONS

    On July 19, 1999, the Company amended its incentive stock option plan (the 'Plan') which provides for the granting of stock options, for up to 83,700 class B common shares, to key employees at a price not less than fair market value at the date of the grant. The stock options expire and terminate automatically upon the earlier of thirty days following cessation of employment by the Company, three months following effective date of the grantee's retirement, one year following the date on which the grantee's services cease with the Company due to death or disability or the date of expiration of the option determined by the Board of Directors of the Company. The Company granted 27,967 stock options at $1.50 per share, the fair value at the date of the grant. Had compensation cost for the Plan been determined based on the fair value at the grant date, consistent with SFAS No. 123, the Company's

                   NETLAN ENTERPRISES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1999 net loss (no stock options were granted in 1998 or 1997) would have been adjusted to the pro forma amounts indicated below:

Loss from continuing operations, as reported................  $(1,698,000)
                                                              -----------
                                                              -----------
Loss from continuing operations, pro forma..................  $(1,717,000)
                                                              -----------
                                                              -----------

    The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999: risk-free interest rate of 6%; no dividend yield; expected lives of 10 years; and zero volatility.

11. CONCENTRATION OF CREDIT RISK

    The Company maintains its cash balances in financial institutions located in the New York Metropolitan area. At various times during the years ended December 31, 1999 and 1998, the Company's cash balances may have exceeded the federally insured deposit limits of $100,000.

12. RELATED PARTY TRANSACTIONS

    At December 31, 1999 and 1998, the Company has loans payable to stockholders of approximately $33,000 and $40,000, which are included in other current liabilities. The loans bear interest at 3.20% and are due on demand.

    For the year ended December 31, 1999, internet application revenues include approximately $59,000 relating to internet web-based services provided to an affiliate.

13. PROFIT SHARING PLAN

    The Company has a 401(k) profit sharing plan, which covers substantially all employees that meet certain eligibility requirements. The participants of the plan are permitted to defer up to 15% of their compensation annually; however, the deferral may not exceed limits imposed by the Internal Revenue Code. The Company will also make an annual contribution matching up to three percent of the participant's total compensation. Any additional contributions to the plan by the Company will be made at the discretion of the Board of Directors. Contributions under this plan were approximately $55,000, $63,000, and $57,000 (unaudited) for the years ended December 31, 1999, 1998 and 1997, respectively.

14. DISCONTINUED OPERATIONS

    On October 31, 1999, the Company discontinued its services relating to computer network design, consulting, implementation, integration, procurement and support. For the years ended December 31, 1999, 1998 and 1997, the loss from discontinued operations was approximately $773,000, $477,000 and $37,000 (unaudited) and revenues from discontinued operations were approximately $5,954,000, $12,846,000 and $14,065,000 (unaudited), respectively. The accompanying consolidated financial statements have been restated to reflect the revenues and expenses relating to these operations as loss from discontinued operations.

    Management negotiated with its vendors to pay its trade payables at a discount. For the year ended December 31, 1999, loss from discontinued operations includes a gain of approximately $415,000. In addition, the Company sold its rights relating to service and maintenance contracts to a third party for a nominal amount. For the year ended December 31, 1999, loss from discontinued operations includes a gain of approximately $209,000 relating to the write off of the unearned portion of these contracts.

15. SEGMENT INFORMATION

    The Company has two reportable segments: Netlan II Inc. and Netlan Acquisition Corp. ('ICI').

                   NETLAN ENTERPRISES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

The Netlan II Inc. segment provides authorized technical education and training. The ICI segment provides services relating to internet strategy development and analysis, internet marketing strategy development and implementation, web site development, CD-ROM-based and web-based custom training applications and design, development and implementation of collaborative computing applications. Some business activities cannot be classified in the aforementioned segments and are shown under 'Corporate'.

    Operating segment information for the years ended December 31, 1999, 1998 and 1997 is summarized as follows (in thousands):

                                              AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1999
                                          -------------------------------------------------------
                                                             NETLAN
                                                           ACQUISITION
                                                              CORP.
                                          NETLAN II INC.     ('ICI')     CORPORATE   CONSOLIDATED
                                          --------------     -------     ---------   ------------
Revenues................................      $2,284         $1,938        $ --         $4,222
                                              ------         ------        ----         ------
                                              ------         ------        ----         ------
Operating loss..........................      $  296         $  422        $736         $1,454
                                              ------         ------        ----         ------
                                              ------         ------        ----         ------
Interest expense........................      $   16         $   --        $228         $  244
                                              ------         ------        ----         ------
                                              ------         ------        ----         ------
Depreciation and amortization...........      $  106         $  183        $ 41         $  330
                                              ------         ------        ----         ------
                                              ------         ------        ----         ------
Total assets............................      $  609         $  944        $176         $1,729
                                              ------         ------        ----         ------
                                              ------         ------        ----         ------
Capital expenditures....................      $   83         $   --        $ --         $   83
                                              ------         ------        ----         ------
                                              ------         ------        ----         ------

                                              AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1998
                                          -------------------------------------------------------
                                                             NETLAN
                                                           ACQUISITION
                                                              CORP.
                                          NETLAN II INC.     ('ICI')     CORPORATE   CONSOLIDATED
                                          --------------     -------     ---------   ------------
Revenues................................      $2,647         $1,067       $   --        $3,714
                                              ------         ------       ------        ------
                                              ------         ------       ------        ------
Operating income (loss).................      $   91         $ (139)      $  (85)       $ (133)
                                              ------         ------       ------        ------
                                              ------         ------       ------        ------
Interest expense........................      $   11         $   11       $  209        $  231
                                              ------         ------       ------        ------
                                              ------         ------       ------        ------
Depreciation and amortization...........      $  124         $   39       $   11        $  174
                                              ------         ------       ------        ------
                                              ------         ------       ------        ------
Total assets............................      $  815         $1,978       $1,345        $4,138
                                              ------         ------       ------        ------
                                              ------         ------       ------        ------
Capital expenditures....................      $   45         $    2       $   --        $    4
                                              ------         ------       ------        ------
                                              ------         ------       ------        ------

                                              AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1997
                                          -------------------------------------------------------
                                                             NETLAN
                                                           ACQUISITION
                                                              CORP.
                                          NETLAN II INC.     ('ICI')     CORPORATE   CONSOLIDATED
                                          --------------     -------     ---------   ------------
Revenues................................      $2,373         $   51       $   --        $2,424
Operating income (loss).................      $  318         $  (58)      $   --        $  260
Interest expense........................      $   13         $   --       $   --        $   13
Depreciation and amortization...........      $  112         $   --       $   --        $  112
Total assets............................      $  837         $   79       $   --        $  916
Capital expenditures....................      $   87         $   --       $   --        $   87
                                              ------         ------       ------        ------
                                              ------         ------       ------        ------

    The total assets in the above table include the assets from continuing operations only, total assets of Netlan Inc., the discontinued segment, were $230, $1,527 and $3,504 at December 31, 1999, 1998 and 1997, respectively. In addition, Netlan Inc. incurred capital expenditures of $216 and $148 (unaudited) for the years ended December 31, 1998 and 1997, respectively.

                   NETLAN ENTERPRISES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

16. COMMITMENTS AND CONTINGENCIES

    The Company leases its office facilities under four operating leases expiring in 2001. The leases provide for minimum annual rent plus adjustments for increases in the Consumer Price Index and certain expenses over based period amounts. Aggregate future minimum rental payments are as follows:

                   YEAR ENDING
                   DECEMBER 31,
                   ------------
  2000............................................  $297,200
  2001............................................   194,200
                                                    --------
                                                    $491,400
                                                    --------
                                                    --------

    Rent expense for the years ended December 31, 1999, 1998 and 1997 was approximately $193,000, $87,000, and $75,000 (unaudited), respectively.

    The Company is a defendant in various lawsuits related to matters arising in the normal course of business. It is the opinion of management that the disposition of these lawsuits will not, individually or in the aggregate, materially adversely affect the consolidated financial position, results of operations or cash flows of the Company.

17. SUBSEQUENT EVENTS

    On January 27, 2000, the Company amended its certificate of incorporation increasing the number of authorized shares of common stock to 5,000,000, of which 4,800,000 shares are designated as voting (class A) and 200,000 shares are designated as non-voting (class B).

    On February 18, 2000, one of the Company's stockholders exercised his preemptive right, as a result of the issuance of common stock on December 1, 1999 (Note 9), to purchase 13,573 shares of common stock at a price of five cents per share.

    On February 22, 2000, the Company entered into a plan of merger with eB2B Commerce, Inc. ('eB2B.com') whereby the Company's stockholders will exchange 100% of their common stock for 122,182 equivalent shares, as defined in the agreement, of eB2B.com's common stock.

    On February 22, 2000, eB2B.com repaid the loan payable of $1.5 million (Note
8).

    As of February 22, 2000, the Company is in violation of certain covenants set forth in the line of credit agreement. On February 24, 2000, eB2B.com repaid the $583,000 line of credit (Note 7).

                                    PART II



ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS



    The Company's amended and restated certificate of incorporation provides that the Company will indemnify any person who is or was a director, officer, employee or agent of the Company to the fullest extent permitted by the New Jersey Business Corporation Act, and to the fullest extent otherwise permitted by law. The New Jersey law permits a New Jersey corporation to indemnify its directors, officers, employees and agents against liabilities and expenses they may incur in such capacities in connection with any proceeding in which they may be involved, unless a judgment or other final adjudication adverse to the director, officer, employee or agent in question establishes that his or her acts or omissions (a) were in breach of his or her duty of loyalty (as defined in the New Jersey law) to the Company or its stockholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in the receipt by the director, officer, employee or agent of an improper personal benefit.



    Pursuant to the Company's amended and restated certificate of incorporation and the New Jersey law, no director or officer of the Company will be personally liable to the Company or to any of its stockholders for damages for breach of any duty owed to the Company or its stockholders, except for liabilities arising from any breach of duty based upon an act or omission (i) in breach of such director's or officer's duty of loyalty (as defined in the New Jersey law) to the Company or its stockholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such director or officer of an improper personal benefit.



    In addition, the Company's bylaws include provisions to indemnify its officers and directors and other persons against expenses, judgments, fines and amounts incurred or paid in settlement in connection with civil or criminal claims, actions, suits or proceedings against such persons by reason of serving or having served as officers, directors, or in other capacities, if such person acted in good faith, and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, in a criminal action or proceeding, if he had no reasonable cause to believe that his/her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company or that he or she had reasonable cause to believe his or her conduct was unlawful. Indemnification as provided in the bylaws will be made only as authorized in a specific case and upon a determination that the person met the applicable standards of conduct.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                TITLE
-------                               -----
2.1     --   Agreement and Plan of Merger by and between eB2B Commerce, Inc. and DynamicWeb
                              Enterprises, Inc., dated December 1, 1999.#
2.2     --   Amendment No. 1 to the Agreement and Plan of Merger by and between eB2B
             Commerce, Inc. and DynamicWeb Enterprises, Inc., dated February 29, 2000.*
2.3     --   Letter Agreement by and between eB2B Commerce, Inc. and DynamicWeb
             Enterprises, Inc., dated November 10, 1999.#
2.4     --   Amendment No. 1 to the Letter Agreement by and between eB2B Commerce, Inc. and
             DynamicWeb Enterprises, Inc., dated November 19, 1999.#
2.5     --   Agreement and Plan of Merger by and between eB2B Commerce, Inc., Netlan Merger
             Corporation and Netlan Enterprises, Inc., dated February 22, 2000.*
3.1.1   --   Certificate of Incorporation of DynamicWeb Enterprises, Inc., as filed with the Secretary of State of New Jersey on August 7, 1979 (incorporated by reference to Exhibit 3.1.1 filed with Registrant's Annual Report on Form 10-K for the Year ended December 31, 1991).

EXHIBIT
NUMBER                                   TITLE
------                                   -----
3.1.2    --   Certificate of Amendment to the Certificate of Incorporation
              of DynamicWeb Enterprises, Inc., as filed with the Secretary of State of New Jersey on May 19, 1980 (incorporated by
              reference to Exhibit 3.1.2 filed with Registrant's Annual
              Report on Form 10-K for the Year ended December 31, 1991).
3.1.3    --   Certificate of Amendment to the Certificate of Incorporation
              of DynamicWeb Enterprises, Inc., as filed with the Secretary of State of New Jersey on April 1981 (incorporated by
              reference to Exhibit 3.1.3 filed with Registrant's Annual
              Report on Form 10-K for the Year ended December 31, 1991).
3.1.4    --   Certificate of Amendment to the Certificate of Incorporation
              of DynamicWeb Enterprises, Inc., as filed with the Secretary of State of New Jersey on April 24, 1986 (incorporated by
              reference to Exhibit 3.1.4 filed with Registrant's Annual
              Report on Form 10-K for the Year ended December 31, 1991).
3.1.5    --   Certificate of Amendment to the Certificate of Incorporation
              of DynamicWeb Enterprises, Inc., as filed with the Secretary of State of New Jersey on July 15, 1988 (incorporated by
              reference to Exhibit 3.1.5 filed with Registrant's Annual
              Report on Form 10-K for the Year ended December 31, 1991).
3.1.6    --   Certificate of Amendment to the Certificate of Incorporation
              of DynamicWeb Enterprises, Inc., as filed with the Secretary of State of New Jersey on November 28, 1989 (incorporated by reference to Exhibit 3.1.6 filed with Registrant's Annual
              Report on Form 10-K for the Year ended December 31, 1991).
3.1.7    --   Certificate of Amendment to the Certificate of Incorporation
              of DynamicWeb Enterprises, Inc., as filed with the Secretary of State of New Jersey on August 15, 1994 (incorporated by reference to Exhibit 3.1.7 filed with Registrant's Annual
              Report on Form 10-K for the Year ended December 31, 1994).
3.1.8    --   Certificate of Amendment to the Certificate of Incorporation
              of DynamicWeb Enterprises, Inc., as filed with the Secretary of State of New Jersey on May 14, 1996, changing the name of the Company to DynamicWeb Enterprises, Inc. (incorporated by reference to Exhibit 3.2.3 filed with Registrant's Annual
              Report on Form 10-KSB for the Year ended December 31, 1995).
3.1.9    --   Certificate of Amendment and Restatement of the Certificate
              of Incorporation of DynamicWeb Enterprises, Inc., as filed with the Secretary of State of New Jersey on January 6, 1998
              (incorporated by reference to Exhibit 3.1.9 filed with
              Registrant's Registration Statement on Form SB-2/A No. 4
              filed on January 30, 1998).
3.1.10   --   Amendment to the Certificate of Incorporation of DynamicWeb
              Enterprises, Inc. dated August 6, 1998, as filed with the
              Secretary of State of New Jersey on August 7, 1998
              (incorporated by reference to Exhibit 3.1.10 of Registrant's
              Registration Statement on Form S-2 filed on November 7,
              1998).
3.1.11   --   Amendment to the Certificate of Incorporation of DynamicWeb
              Enterprises, Inc., dated May 12, 1999, as filed with the
              State of New Jersey on May 18, 1999, regarding the Series A
              6% Cumulative Preferred Stock.#
3.1.12   --   Amendment to the Certificate of Incorporation of DynamicWeb
              Enterprises, Inc., dated May 12, 1999, as filed with the
              State of New Jersey on May 13, 1999, regarding the Series B
              6% Cumulative Preferred Stock.'D'
3.1.13   --   Certificate of Amendment and Restatement of the Certificate
              of Incorporation of DynamicWeb Enterprises, Inc., as filed
              with the Secretary of State of New Jersey on          ,
              2000. (Proposed)*
3.2.1    --   Bylaws of DynamicWeb Enterprises, Inc. adopted August 7,
              1979 (incorporated by reference to Exhibit 3.2.1 filed with
              Registrant's Annual Report on Form 10-K for the Year ended
              December 31, 1991).
3.2.2    --   Amendments to Bylaws of DynamicWeb Enterprises, Inc.,
              adopted March 8, 1982 (incorporated by reference to Exhibit
              3.2.2 filed with Registrant's Annual Report on Form 10-K for the Year ended December 31, 1991).
3.2.3    --   Amended and Restated Bylaws of DynamicWeb Enterprises, Inc.,
              adopted March 7, 1997 (incorporated by reference to Exhibit
              3.2.3 filed with Registrant's Annual Report on Form 10-KSB for the Year ended September 30, 1996).
3.2.4    --   Amendments to the Bylaws of DynamicWeb Enterprises, Inc.,
              adopted January 21, 1998 (incorporated by reference to
              Exhibit 3.2.4 of Registrant's Registration Statement on
              Form SB-2 filed on September 15, 1997 as amended by
              Registrant's Registration Statement on Form SB-2/A No. 5
              filed on January 30, 1998).

EXHIBIT
NUMBER                                   TITLE
------                                   -----
3.3.1    --   Certificate of Incorporation of eB2B Commerce, Inc., dated
              November 6, 1998 as filed with the State of Delaware on
              November 6, 1998.**
3.3.2    --   Certificate of Amendment to Certificate of Incorporation of
              eB2B Commerce, Inc., dated December 10, 1998 as filed with the State of Delaware on December 10, 1998.**
3.3.3    --   Certificate of Amendment to Certificate of Incorporation of
              eB2B Commerce, Inc., dated January 19, 1999 as filed with
              the State of Delaware on January 19, 1999.**
3.3.4    --   Certificate of Amendment to Certificate of Incorporation of
              eB2B Commerce, Inc., dated March 18, 1999 as filed with the
              State of Delaware on March 19, 1999.**
3.3.5    --   Certificate of Designation of Series A Preferred Stock of
              eB2B Commerce, Inc., dated August 10, 1999 as filed with the
              State of Delaware on August 12, 1999.**
3.3.6    --   Certificate of Designation of Series B Preferred Stock of
              eB2B Commerce, Inc., dated November 22, 1999 as filed with the State of Delaware on November 22, 1999.**
4.1      --   Warrant Agreement, dated November 12, 1999, by and between
              eB2B Commerce, Inc. and DynamicWeb Enterprises, Inc.#
4.2      --   Warrant Certificate in the name of eB2B Commerce, Inc. for
              2,500,000 shares of common stock of DynamicWeb Enterprises,
              Inc., dated November 10, 1999.#
4.3      --   Warrant Certificate in the name of eB2B Commerce, Inc. for
              5,000,000 shares of common stock of DynamicWeb Enterprises,
              Inc., dated November 19, 1999.#
4.4      --   Amended and Consolidated Convertible Promissory Note, dated
              February 29, 2000.*
5.1      --   Form of Opinion of Brown Raysman Millstein Felder & Steiner
              LLP as to Legality.*
10.1     --   Letter Agreement between DynamicWeb Enterprises, Inc. and
              Robert J. Gailus, dated November 27, 1998.#
10.2     --   Common Stock Purchase Warrant Agreement between DynamicWeb
              Enterprises, Inc. and Robert Gailus, dated as of November
              25, 1998.#
10.3     --   Employment Agreement between Peter J. Fiorillo and eB2B
              Commerce, Inc., dated effective as of December 1, 1998.**
10.4     --   Accrued Salary Stock Purchase Agreement between Peter J.
              Fiorillo and eB2B Commerce, Inc., dated effective as of
              December 1, 1998.**
10.5     --   Executive Performance Equity Agreement between Peter
              Fiorillo and eB2B Commerce, Inc., dated effective as of
              December 1, 1998.**
10.6     --   Employment Agreement between Kevin Hayes and eB2B Commerce,
              Inc., dated effective as of December 1, 1998.**
10.7     --   Accrued Salary Stock Purchase Agreement between Kevin Hayes and eB2B Commerce, Inc., dated effective as of December 1,
              1998.**
10.8     --   Executive Performance Equity Agreement between Kevin Hayes and eB2B Commerce, Inc., dated effective as of December 1,
              1998.**
10.9     --   Employment Agreement between Joseph Bentley and eB2B
              Commerce, Inc., dated effective as of December 1, 1998.**
10.10    --   Accrued Salary Stock Purchase Agreement between Joseph
              Bentley and eB2B Commerce, Inc., dated effective as of
              December 1, 1998.**
10.11    --   Executive Performance Equity Agreement between Joseph
              Bentley and eB2B Commerce, Inc., dated effective as of
              December 1, 1998.**
10.12    --   Employment Agreement between Victor Cisario and eB2B
              Commerce, Inc., dated effective as of December 31, 1999.*
10.13    --   Employment Agreement between Barry Goldstein and eB2B
              Commerce, Inc., dated effective as of December 31, 1999.*
10.14    --   Letter Agreement, dated September 27, 1999, between
              DynamicWeb Enterprises, Inc. and Sands Brothers & Co., Ltd.
              for financial, strategic and other consulting advice.#
10.15    --   Common Stock Purchase Warrant Agreement between DynamicWeb
              Enterprises, Inc. and Donner Corp. International, dated as of September 30, 1999.#
10.16    --   Employment Agreement between James Conners and DynamicWeb
              Enterprises, Inc., dated August 26, 1997, as renewed
              effective October 1, 1999.#
10.17    --   Executive Performance Agreement between Steven L. Vanechanos and DynamicWeb Enterprises, Inc., dated as of February 29,
              2000.*
10.18    --   Consulting Agreement between Steven L. Vanechanos and
              DynamicWeb Enterprises, Inc., dated as of February 29,
              2000.*

EXHIBIT
NUMBER                                   TITLE
------                                   -----
10.19    --   Loan Agreement by and between eB2B Commerce, Inc. and
              DynamicWeb Enterprises, Inc., dated November 12, 1999.#
10.20    --   Amendment No. 1 to the Loan Agreement by and between eB2B
              Commerce, Inc. DynamicWeb Enterprises, Inc., dated November
              19, 1999.#
10.21    --   Amendment No. 2 to the Loan Agreement by and between eB2B
              Commerce, Inc. DynamicWeb Enterprises, Inc., dated February
              29, 2000.*
10.22    --   Common Stock Purchase Warrant Agreement between DynamicWeb
              Enterprises, Inc. and Denis Clark, dated as of November 19,
              1999.#
10.23    --   Common Stock Purchase Warrant Agreement between DynamicWeb
              Enterprises, Inc. and Peter Baxter, dated as of November 19,
              1999.#
10.24    --   Common Stock Purchase Warrant Agreement between DynamicWeb
              Enterprises, Inc. and Virtual `Ex, dated as of November 19,
              1999.#
10.25    --   Settlement Agreement between DynamicWeb Enterprises, Inc.
              and Virtual `Ex, dated as of November 23, 1999.#
10.26    --   Agency Agreement between Commonwealth Associates, L.P. and
              eB2B Commerce, Inc., dated October, 1999.**
10.27    --   Amended Agency Agreement between Commonwealth Associates,
              L.P. and eB2B Commerce, Inc., dated October, 1999.**
10.28    --   Series B Preferred Stock Purchase Warrant Agreement between
              Commonwealth Associates, L.P. and eB2B Commerce, Inc., dated
              October, 1999.**
10.29    --   Agreement between eB2B Commerce, Inc. and DynamicWeb Enterprises, Inc.
              dated March 15, 2000.*
10.30    --   Form of Indemnification Agreement.*
10.31    --   Form of Lock-Up Agreement*
20.1     --   Fairness Opinion of Auerbach, Pollack & Richardson, Inc.*
23.1     --   Consent of Brown Raysman Millstein Felder & Steiner LLP
              (included in Exhibit 5.1).
23.2     --   Consent of Richard A. Eisner & Company, LLP*
23.3     --   Consent of Ernst & Young LLP*
23.4     --   Consent of Rothstein, Kass & Company, P.C.*
27.1     --   Financial Data Schedule (EDGAR filing only).*
99.1     --   eB2B Commerce, Inc. 2000 Stock Option Plan.*
99.2     --   Proxy Card of DynamicWeb Enterprises, Inc.*
99.3     --   Press Release, dated March 8, 2000, 'DynamicWeb and eB2B
              Commerce Release Merger Related News.'*
99.4     --   Press Release, dated December 20, 1999, 'eB2B Commerce, Inc.
              Completes $33 Million Private Financing.'*
99.5     --   Press Release, dated December 2, 1999, 'DynamicWeb and eB2B
              Commerce, Inc. Execute Definitive Merger Agreement.'*
99.6     --   Press Release, dated November 11, 1999, 'DynamicWeb to Merge with eB2B Commerce, Inc.'*


---------

*  Filed herewith


** Incorporated herein by reference to the Form S-4 Registration Statement filed by DynamicWeb Enterprises, Inc. with the Securities and Exchange Commission on January 24, 2000.



*** Incorporated herein by reference to the Current Report on Form 8-K/A filed by DynamicWeb Enterprises, Inc. with the Securities and Exchange Commission on February 23, 1999.



+ Incorporated herein by reference to the Current Report on Form 8-K filed by DynamicWeb Enterprises, Inc. with the Securities and Exchange Commission on April 26, 1999.



'D' Incorporated herein by reference to the Form S-2 Registration Statement filed by DynamicWeb Enterprises, Inc. with the Securities and Exchange Commission on May 20, 1999.



# Incorporated herein by reference to the Annual Report on Form 10-KSB filed by DynamicWeb Enterprises, Inc. with the Securities and Exchange Commission on December 30, 1999.

ITEM 22. UNDERTAKINGS

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1934, DynamicWeb Enterprises, Inc. has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfield, State of New Jersey on March 16, 2000.


                                          DYNAMICWEB ENTERPRISES, INC.

                                          BY:    /S/ STEVEN L. VANECHANOS, JR.
                                              ..................................
                                                  STEVEN L. VANECHANOS, JR.
                                                   CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1934, this Amendment No. 1 to registration statement has been signed by the following persons and in the capacities and on the dates indicated.


                SIGNATURE                                    TITLE                        DATE
                ---------                                    -----                        ----
      /s/ STEVEN L. VANECHANOS, JR.         Chief Executive Officer and Director
 .........................................
       (STEVEN L. VANECHANOS, JR.)                                                   March 16, 2000

        /s/ STEVE VANECHANOS, SR.           Vice President, Treasurer, Secretary
 .........................................    and Director
         (STEVE VANECHANOS, SR.)                                                     March 16, 2000

            /s/ NINA PESCATORE              Controller
 .........................................
             (NINA PESCATORE)                                                        March 16, 2000

                                            Director
 .........................................
              (DENIS CLARK)                                                          March   , 2000

           /s/ FRANK T. DIPALMA             Director
 .........................................
            (FRANK T. DIPALMA)                                                       March 16, 2000

            /s/ ROBERT DROSTE               Director
 .........................................
             (ROBERT DROSTE)                                                         March 16, 2000

            /s/ ROBERT GAILUS               Director
 .........................................
             (ROBERT GAILUS)                                                         March 16, 2000

        /s/ KENNETH R. KONIKOWSKI           Director
 .........................................
         (KENNETH R. KONIKOWSKI)                                                     March 16, 2000

                          STATEMENT OF DIFFERENCES
                          ------------------------

 The service mark symbol shall be expressed as.......................... 'sm'
 The dagger symbol shall be expressed as................................  'D'